Prospectus Supplement	Filed Pursuant to Rule 424(b)(2)

(To prospectus dated November 26, 2010)	Registration No. 333-170848

26,215,000 American Depositary Shares

(Representing 26,215,000 Shares of Class D Common Stock)

YPF Sociedad Anónima

The selling shareholders named in this prospectus supplement are offering 26,215,000 of our American Depositary Shares (“ADSs”). Each ADS represents one share of our Class D common stock, Ps.10 par value per share (a “Class D share”).

We will not receive any proceeds from any ADSs sold in this offering.

The ADSs trade on the New York Stock Exchange (“NYSE”) under the symbol “YPF.” On March 22, 2011, the last reported sale price of the ADSs was U.S.$41.95 per ADS on the NYSE. Our Class D shares trade on the Buenos Aires Stock Exchange (“BASE”) under the symbol “YPFD.” On March 22, 2011, the last reported sale price of our Class D shares was Ps.178.00 per share on the BASE.

Investing in our ADSs involves significant risks. Before buying any securities, you should carefully read the discussion of material risks of investing in our ADSs in “Risk Factors” in our report on Form 6-K as furnished to the Securities and Exchange Commission (the “SEC”) on February 24, 2011, which is incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Public offering price	US$41.00	US$1,074,815,000.00
Underwriting discount	US$0.8815	US$23,108,522.50
Proceeds to the selling shareholder, before expenses	US$40.1185	US$1,051,706,477.50

The underwriters have the option to purchase ratably, in accordance with the number of ADSs to be purchased by each of them, a maximum of 3,930,898 additional ADSs from the selling shareholders for a period of 30 days, at the same purchase price per ADS (less the same commission).

Delivery of the ADSs will be made through the book-entry facilities of The Depository Trust Company, or DTC, on or about March 28, 2011.

Joint Bookrunners

Credit Suisse	Deutsche Bank Securities	Goldman, Sachs & Co.	Itaú BBA	Morgan Stanley	Raymond James	Santander

March 22, 2011

Prospectus Supplement

Prospectus

i

GENERAL INFORMATION

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of ADSs of YPF Sociedad Anónima. The second part, the accompanying prospectus, dated November 26, 2010, presents more general information about YPF Sociedad Anónima. Generally, when we refer only to the “prospectus”, we are referring to both parts combined, and when we refer to the “accompanying prospectus” we are referring to the accompanying prospectus.

YPF Sociedad Anónima is a stock corporation organized under the laws of the Republic of Argentina (“Argentina”). As used in this prospectus supplement, “YPF,” “the company,” “we,” “our” and “us” refer to YPF Sociedad Anónima and its controlled and jointly controlled companies or, if the context requires, its predecessor companies. “YPF Sociedad Anónima” or “YPF S.A.” refers to YPF Sociedad Anónima only. “Repsol YPF” refers to Repsol YPF, S.A. and its consolidated companies, including YPF, unless otherwise specified or the context otherwise requires. We maintain our financial books and records and publish our financial statements in Argentine pesos. In this prospectus, references to “pesos” or “Ps.” are to Argentine pesos, and references to “dollars,” “U.S. dollars” or “U.S.$” are to United States dollars.

We are responsible for the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the selling shareholders have authorized any other person to provide you with different information. Neither we nor the selling shareholders are making an offer to sell the ADSs in any jurisdiction where the offer or sale is not permitted. The information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein may only be accurate as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates. The information in the accompanying prospectus is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this prospectus supplement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we submit to it, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus supplement. Information contained in this prospectus supplement and information that we submit to the SEC in the future and incorporate by reference will automatically update and supersede the previously submitted information. We incorporate herein by reference the documents listed below that we have submitted to the SEC:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”) filed with the SEC on June 29, 2010. The financial statements included in Item 8 of the 2009 Form 20-F have been updated with the audited financial statements included in the December 31, 2009 Form 6-K (as defined below). Our auditors have not reissued the opinion contained in the 2009 Form 20-F;

•	our report on Form 6-K as furnished to the SEC on November 26, 2010 (the “September 30, 2010 Form 6-K”);

•	our report on Form 6-K as furnished to the SEC on February 10, 2011 (SEC Accession No. 0000950103-11-000531);

•	our report on Form 6-K as furnished to the SEC on February 24, 2011 (SEC Accession No. 0000950103-11-000739) (the “February 2011 Form 6-K”);

•	our report on Form 6-K as furnished to the SEC on March 4, 2011 (SEC Accession No. 0001208646-11-000105) (the “December 31, 2010 Form 6-K”);

•	our report on Form 6-K as furnished to the SEC on March 4, 2011 (SEC Accession No. 0000950103-11-000875);

•	our report on Form 6-K as furnished to the SEC on March 14, 2011, which includes our unaudited financial statements as of June 30, 2010 and 2009 restated to give retroactive effect to a change in Argentine GAAP occurring in 2010 (the “June 30, 2010 Form 6-K”);

•	our report on Form 6-K as furnished to the SEC on March 14, 2011, which includes our audited financial statements as of December 31, 2009, 2008 and 2007 restated to give retroactive effect to a change in Argentine GAAP occurring in 2010 (the “December 31, 2009 Form 6-K”);

•	our report on Form 6-K as furnished to the SEC on March 14, 2011, which includes a discussion of our 2010 results; and

•	our report on Form 6-K furnished to the SEC on March 16, 2011 (SEC Accession No. 00001208646-11-000125).

We incorporate by reference in this prospectus all subsequent annual reports filed with the SEC on Form 20-F under the Exchange Act, prior to the termination of the offering, and those of our reports submitted to the SEC on Form 6-K that we specifically identify in such form as being incorporated by reference.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies, you should rely on the statements made in this prospectus or in the most recent document incorporated by reference herein.

You may obtain a copy of these filings at no cost by writing or telephoning us at the following address:

YPF S.A. Office of Shareholders Relations Macacha Güemes 515 C1106BKK Buenos Aires, Argentina Tel. (011-54-11) 5441-5531 Fax (011-54-11) 5441-2113

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated in this prospectus by reference, contain statements that we believe constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of us and our management, including statements with respect to trends affecting our financial condition, financial ratios, results of operations, business, strategy, geographic concentration, reserves, future hydrocarbon production volumes and the company’s ability to satisfy its long-term sales commitments from future supplies available to the company, dates or periods in which production is scheduled or expected to come onstream, as well as our plans with respect to capital expenditures, business strategy, geographic concentration, cost savings, investments and dividends payout policies. These statements are not a guarantee of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond our control or may be difficult to predict. Accordingly, our future financial condition, prices, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and dividend policies could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, inflation, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, replacement of hydrocarbon reserves, environmental, regulatory and legal considerations and general economic and business conditions in Argentina, as well as those factors described in “Item 1. Risk Factors” in our February 2011 Form 6-K and “Item 4. Update of Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our September 30, 2010 Form 6-K. We do not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

SUMMARY

This summary highlights certain relevant information included elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein. This summary does not purport to be complete and may not contain all of the information that is important or relevant to you. Before investing in the ADSs, you should read the entire prospectus supplement, the entire accompanying prospectus and the documents incorporated by reference herein and therein, carefully for a more complete understanding of our business and the offering, including our audited and unaudited financial statements and related notes and the sections entitled “Item 1. Risk Factors” in our February 2011 Form 6-K and “Item 4. Update of Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our September 30, 2010 Form 6-K and the information incorporated by reference herein.

Overview

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and LPG. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In 2010, we had consolidated net sales of Ps.44,162 million (U.S.$11,096 million) and consolidated net income of Ps.5,790 million (U.S.$1,455 million).

Most of our predecessors were state-owned companies with operations dating back to the 1920s. In November 1992, the Argentine government enacted the Privatization Law (Law No. 24,145), which established the procedures for our privatization. In accordance with the Privatization Law, in July 1993, we completed a worldwide offering of 160 million Class D shares that had previously been owned by the Argentine government. As a result of that offering and other transactions, the Argentine government’s ownership interest in our capital stock was reduced from 100% to approximately 20% by the end of 1993.

Since 1999, we have been controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain with global operations. Repsol YPF owned approximately 99% of our capital stock from 2000 until 2008, when the Petersen Group (as defined below) purchased, in different stages, shares representing 15.46% of our capital stock. In addition, Repsol YPF granted certain affiliates of Petersen Energía S.A. (“Petersen Energía” and together with such affiliates and Petersen Energía Inversora S.A., the “Petersen Group”) an option to purchase up to an additional 10% of our outstanding capital stock. This option will expire on February 21, 2012. In December 2010, Repsol YPF sold approximately 3.2% of our capital stock in private placement transactions and granted an option to acquire from Repsol YPF additional shares representing approximately 1.6% of our capital stock. As of March 22, 2011, Repsol YPF controlled approximately 75.89% of our capital stock and voting rights.

Upstream Operations

•	We operate more than 70 oil and gas fields in Argentina, accounting for approximately 39% of the country’s total production of crude oil, excluding natural gas liquids, and approximately 39% of its total natural gas production, including natural gas liquids, in 2009, according to information provided by the Argentine Secretariat of Energy.

•	We had proved reserves, as estimated as of December 31, 2010, of approximately 531 mmbbl of oil, condensates and natural gas liquids, and approximately 2,533 bcf of gas, representing aggregate reserves of approximately 982 mmboe.

•	In 2010, we produced approximately 107 mmbbl of oil (293 mbbl/d), including condensate and natural gas liquids, and approximately 491 bcf of gas (1,346 mmcf/d).

Downstream Operations

•	We are Argentina’s leading refiner with operations conducted at three wholly-owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d). We also have a 50% interest in Refinería del Norte, S.A. (“Refinor”), an entity jointly controlled with and operated by Petrobras Energía S.A., which has a refining capacity of 26.1 mbbl/d.

•	Our retail distribution network for automotive petroleum products as of December 31, 2010 consisted of 1,622 YPF-branded service stations, and we estimate we held approximately 31% of all gasoline service stations in Argentina.

•	We are one of the leading petrochemical producers in Argentina and in the Southern Cone of Latin America, with operations conducted through our Ensenada and Plaza Huincul sites. In addition, Profertil S.A. (“Profertil”), a company that we jointly control with Agrium Holdco Spain S.L. (“Agrium”), is one of the leading producers of urea in the Southern Cone.

The Argentine Market

Argentina is the first largest producer of natural gas and the fourth largest producer of crude oil in Latin America based on 2009 production, according to the BP Statistical Review.

In response to the economic crisis of 2001 and 2002, the Argentine government, pursuant to the Public Emergency Law (Law No. 25,561), established export taxes on certain hydrocarbon products. In subsequent years, in order to satisfy growing domestic demand and abate inflationary pressures, this policy was supplemented by constraints on domestic prices, temporary export restrictions and subsidies on imports of natural gas and diesel. As a result, until 2008, local prices for oil and natural gas products had remained significantly below those prevalent in neighboring countries and international commodity exchanges, heightening domestic demand for such products. In the case of natural gas, the price at which Bolivia exports natural gas to Argentina was approximately U.S.$7.33/mmBtu in December 2010, while our average sales price in Argentina during 2010 was approximately U.S.$1.96/mmBtu.

Argentina’s gross domestic product, or GDP, after declining during the economic crisis of 2001 and 2002, grew at an average annual real rate of approximately 8.5% from 2003 to 2008. As a result of the crisis in the global economy, Argentina’s GDP growth rate decelerated to 0.9% in 2009, but recovered in 2010 growing by approximately 9%, according to preliminary official data. Driven by this economic expansion and low domestic prices, energy demand has increased significantly during the same period, outpacing energy supply (which in the case of oil declined). For example, Argentine natural gas and diesel consumption grew at average annual rates of 6.7% and 4.7%, respectively, during the period 2003-2008, before decreasing slightly in 2009, according to the BP Statistical Review and the Argentine Secretariat of Energy. As a result of this increasing demand and actions taken by the Argentine regulatory authorities to support domestic supply, exported volumes of hydrocarbon products, especially natural gas, diesel and gasoline, declined steadily over this period. At the same time, Argentina has increased hydrocarbon imports, becoming a net importer of certain products, such as diesel, and increased imports of gas (including NGL). In 2003, Argentina’s net exports of diesel amounted to approximately 1,349 mcm, while in 2010 its net imports of diesel amounted to approximately 1,466 mcm, according to information provided by the Argentine Secretariat of Energy. Significant investments in the energy sector are expected to be required in order to support continued economic growth, as the industry is currently operating near capacity.

Demand for diesel in Argentina exceeds domestic production. In addition, the import prices of refined products have been substantially higher than the average domestic sales prices of such products, rendering the import and resale of such products uneconomic. As a result, service stations experience temporary shortages and are required to suspend or curtail diesel sales. While we are operating our refineries near capacity, during peak demand periods we are forced to prorate supplies among our service stations according to historical sales levels.

As the largest integrated oil and gas company in Argentina, we believe that we are well positioned to benefit from potential reform in the energy sector, although we cannot assure that reforms will be implemented or, if implemented, that they will be advantageous to our business.

Competitive Strengths

Largest producer, refiner and marketer of crude oil, natural gas and refined products in Argentina

Our upstream operations benefit from concessions providing access to 22% of the total proved crude oil reserves, excluding natural gas liquids, and 25% of total proved natural gas reserves, including natural gas liquids, in Argentina as of December 31, 2009, according to the Argentine Secretariat of Energy. In 2009, we had an attributable production share, which represents our share of the total production from the fields in which we have an interest, of approximately 39% of the total crude oil extracted, excluding natural gas liquids (more than the next four largest producers combined), and approximately 39% of total natural gas extracted, including natural gas liquids, in Argentina, according to the Argentine Secretariat of Energy.

Our downstream operations refine and distribute more refined products than any other company in Argentina. In 2010, we estimate that we had over 50% of the country’s refining capacity and distributed more diesel, gasoline, lubricants, asphalts and compressed natural gas than any other distributor. As of December 31, 2010, we had 1,622 YPF-branded service stations (including proprietary and franchised service stations), and we believe held approximately 31% of the country’s gasoline service stations. We had a market share of gasoline and diesel of approximately 57% as of December 31, 2010, according to the analysis we made of the information provided by the Secretariat of Energy. We are one of the largest petrochemical producers in the Argentine market, offering a wide range of products, including aromatics and fertilizers, LAB, LAS, maleic anhydride, polybutenes, methanol and solvents.

Favorably positioned as an integrated player

We participate in all phases of the oil and gas value chain, including production, refining, marketing and distribution, with the potential to capture margin at all levels. In 2010 and 2009, our production represented approximately 79% and 78%, respectively, of the total crude oil processed by our refineries.

Substantial portfolio of operated oil and gas concessions

As of September 30, 2010, we held interests in 106 production concessions and exploration permits in Argentina, with 100% ownership interest in 57 of these. Many of our production concessions are among the most productive in Argentina, including concessions in the Neuquina and Golfo de San Jorge basins, which accounted for approximately 85% of our total production in 2009. Our concessions are not scheduled to expire until 2017 and concessions representing approximately 48% of our proved reserves as of December 31, 2010 were extended prior to the date of this prospectus supplement through 2026 and 2027 (see Note 9(c) to our 2010 Consolidated Financial Statements). We have a portfolio of mature fields with geologic characteristics that are similar in many respects to those in other regions (such as those in the United States) which have been successfully rejuvenated through the use of advanced oil recovery technologies to increase field recovery factors. In addition, there is tight gas in place within our concession areas in Argentina.

A majority of our fields have been in operation for several years and, as a result, approximately 76% of our total proved reserves of 982 mmboe were categorized as developed as of December 31, 2010.

Extensive refining and logistics assets

We have extensive refining assets which we believe represent more than 50% of the country’s refining capacity, operating at high utilization rates. Our refining system has high complexity, giving us flexibility to shift some of our production resources toward higher value-added products. Our refining assets also benefit from large scale (our La Plata refinery is the largest in Argentina with a capacity of 189,000 bbl/d) and convenient location, and rank highly in terms of availability and maintenance.

We manage a large scale logistics network, consisting of 1,801 km of multi-product pipelines for the distribution of our refined products, connecting our two main refineries to our most important depots, of which we have 16 with a total storage capacity of approximately 1,252 thousand cubic meters. We also operate 54 airport facilities (40 of which are wholly-owned) with a total storage capacity of 24,000 cubic meters and 27 company-owned tanker trucks.

All of our refineries are connected to pipelines that we own or in which we have a significant stake. Oil is piped to our Lujàn de Cuyo refinery from Puerto Hernàndez by a 528 km pipeline and to our La Plata refinery from Puerto Rosales by another 585 km pipeline. We also have a 37% stake in Oleoductos del Valle S.A. (the company operating the oil pipeline from the Neuquina basin to Puerto Rosales).

Strong marketing brand

The “YPF” brand is widely recognized in the Argentine consumer market. Our 1,622 YPF-branded service stations are located throughout Argentina’s urban and suburban areas, and we have more than 1 million cardmembers in our marketing loyalty programs. We also leverage our marketing and branding power to sell industrial products, such as lubricants, for which we held a market share of approximately 38% as of December 31, 2010, according to our latest internal estimates.

Experienced management team and access to Repsol YPF expertise

We are led by a highly regarded and experienced team of professionals. Certain members of the senior management team have long tenures with us and significant experience in the Argentine energy sector.

We benefit from Repsol YPF’s experience and know-how in the upstream and downstream businesses. Repsol YPF is an integrated international oil and gas company with significant activity along the hydrocarbon product value chain. It holds one of the largest refining and marketing asset portfolios in Europe and owns significant refining and marketing assets in other Latin American countries, including a market-leading position in Peru. Repsol YPF conducts exploration and production activities in more than 30 countries and has developed its offshore expertise through its participation in offshore areas and assets in the Gulf of Mexico, Brazil and West Africa.

We have a research and development facility in La Plata, Argentina, that works in cooperation with Repsol YPF, to carry out research and development programs of mutual interest, including programs concerning prospects for new opportunities arising out of the long term evolution of the primary technologies used within the energy sector. These include bioengineering, future combustion engines, electric transport, the use of hydrogen as an energy carrier, renewable energy and the capture and storage of CO2. These studies allow us and Repsol YPF to develop new capabilities and plan our future activities.

Business Strategy

As the largest integrated oil and gas company in Argentina, we seek to improve margins and to maximize profitability through the most efficient utilization of resources and assets along our entire value chain. Our key strategies are the following:

Upstream

Improve our field recovery factors. In 2006, we developed a new integrated strategy, aimed at rejuvenating mature fields through the use of advanced technologies. This strategy, which we began to implement in 2007, seeks to increase recovery factors in our mature fields through infill drilling and secondary and tertiary recovery, and is subject to prevailing economic and regulatory conditions. Many of the technologies to be implemented through this strategy have been successfully employed in large mature basins, such as those in the United States, although no assurances can be given that we will achieve recovery factors resembling those achieved in the United States. This strategy, along with certain initiatives undertaken by our exploration and production business unit aimed at achieving a comprehensive operational improvement, such as improving well productivity through better water management and an improved maintenance of facilities and optimizing the fracturing process, have generated positive results. During 2010, we incorporated new proved reserves of approximately 164 mmboe through extensions, discoveries, improved recovery and revisions of previous estimates.

Improve the operational efficiency of our exploration and production. Our exploration and production business unit is carrying out a comprehensive operational improvement and cost reduction program with over 100 initiatives that we expect to continue having a positive impact on our business. These include initiatives described above seeking to improve well productivity through better water management, enhancing facilities maintenance, optimizing the fracturing process and reducing energy costs, among others.

Invest in onshore and offshore exploration in Argentina. Onshore, we plan to continue carrying out the recently started targeted exploration for conventional and unconventional resources. For example, we intend to access new onshore exploratory properties in under-explored areas within currently producing basins. To support this initiative, in 2007 we began to add new drilling and fracturing equipment and hired additional technical personnel. We have entered into agreements with Energía Argentina S.A. (“ENARSA”), the state-owned energy company, and other companies, for the joint exploration of Argentine offshore properties, which we believe positions us well to explore potentially lucrative offshore areas in Argentina. Offshore acreage is largely unexplored in Argentina and constitutes the largest area for green field developments in the country, and we intend to actively participate in the tender process for new offshore properties in Argentina.

Additionally, we have also successfully participated in the bidding process to start exploration offshore activities in a sea platform in Uruguay. This project will be developed in two distinct areas (one of which will be operated by us) in association with a subsidiary of Petrobras and Galp Energia SGPS, SA. Our involvement in both concessions is part of the strategic partnership for exploration in the South Atlantic between YPF and Petrobras.

Optimize value of non-core fields. We are seeking to optimize our portfolio of exploration and production assets through active management of various non-core fields, including through potential associations with smaller operators in certain fields in order to improve their operational effectiveness.

Downstream

Continue to improve production and cost efficiencies in downstream businesses. We are seeking to optimize our refining assets to increase their capacity (through de-bottlenecking and revamping of equipment), further improve their flexibility to shift capacity among certain categories of products, adapt our refineries to new low-sulfur regulations and develop our logistics network and assets to meet the continued growth in demand we expect. In addition, we continue to implement various cost reduction programs throughout our refining and logistics assets (including internal consumption reduction and centralized purchasing), marketing network (including back-office integration, loyalty program reductions and selective expansion of our company-owned and operated service station network while continuing to eliminate dealer-operated service stations with lower operating efficiency) and chemical division (including the reduction of maintenance-related production stoppages).

Additionally we continue with the construction of the Continuous Catalytic Reformer Plant (CCR) that will involve an estimated investment of over U.S.$340 million. This plant, which we anticipate could begin operations during 2012, will use state-of-the art technology for chemical processes for reforming of naphtha based on catalysts, which will involve improvements in productivity, safety and environmental care. The plant is expected to produce approximately 200,000 tons of aromatic compounds that can be used as octane enhancers for automobile gasoline. Additionally, the plant is expected to produce approximately 15,000 tons of hydrogen that will improve the process of hydrogenation of fuels to increase quality and reduce its sulfur content, further reducing the environmental impact of internal combustion engines.

In addition to the investment mentioned in the preceding paragraph, we have started a new project that we estimate will involve approximately U.S.$670 million to further improve the quality of gasoline and diesel produced by our refineries in La Plata and Lujan de Cuyo, located in the province of Buenos Aires and in the province of Mendoza, respectively, including investments to optimize energy use and increase the power reliability and capacity of the respective plants. This project is expected to be completed during the next three years.

Increase value creation from petrochemicals. As mentioned above, our chemicals business unit will carry out a significant upgrade of its aromatics plant by migrating to state-of-the-art technology. We believe our investments will facilitate the integration with our refining and marketing business unit through a significant increase in aromatics production, much of which will be used by our refining and marketing business unit to increase gasoline octane levels and to produce hydrogen to improve refining plant productivity.

Our principal executive offices are located at Macacha Güemes 515, (C1106BKK) Ciudad Autónoma de Buenos Aires, Argentina, and our general telephone number is (011-54-11) 5441-2000. Our website address is www.ypf.com and our website is available in Spanish. Information contained on our website is not incorporated by reference in, and shall not be considered a part of, this prospectus.

THE OFFERING

Issuer	YPF Sociedad Anónima

Selling shareholders	Repsol YPF, Repsol YPF Capital S.L. and Caveant S.A. See “Selling Shareholders.”

Securities offered by the selling shareholders	26,215,000 ADSs

Share capital	As of the date of this prospectus supplement, our share capital consisted of 393,312,793 shares, consisting of 3,764 Class A shares, 7,624 Class B shares, 40,422 Class C shares and 393,260,983 Class D shares, each fully subscribed and paid, with a par value of ten pesos each. See “Item 10. Additional Information—Capital Stock” in our 2009 Form 20-F.

The offering of our ADSs by the selling shareholders as contemplated by this prospectus supplement will not affect our share capital.

Option to purchase additional ADSs	The underwriters have the option to purchase ratably, in accordance with the number of ADSs to be purchased by each of them, a maximum of 3,930,898 additional ADSs from the selling shareholders for a period of 30 days, at the same purchase price per ADS (less the same commission).

The ADSs	Each ADS represents one Class D share held by The Bank of New York, S.A., as custodian of The Bank of New York Mellon, a New York banking corporation, as depositary under the deposit agreement among us, The Bank of New York Mellon and the holders of the ADSs. The ADSs will be evidenced by American depositary receipts, or ADRs.

Listing	Our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “YPF”. Our Class D shares are listed on the Buenos Aires Stock Exchange, or BASE, under the symbol “YPFD”. In addition, our Board of Directors approved on November 5, 2010, the listing of our Class D shares on Latibex, an international market approved by the Spanish government and regulated by the Spanish Securities Market Law. As of the date hereof, the listing on Latibex is still pending.

Existing shareholders	The following table summarizes the percentage of our outstanding shares held by our existing shareholders both before and after giving effect to the sale of 30,145,898 ADSs by the selling shareholders, assuming full exercise of the underwriters’ option to purchase additional ADSs.

	As of March 22, 2011

	Actual	As adjusted(1)

Repsol YPF(2)	69.22%	61.56%
Repsol YPF Capital S.L.	5.30%	5.30%
Caveant S.A.	1.37%	1.37%
Petersen Group(3)	15.46%	15.46%
Public	8.63%	16.29%
Argentine federal and provincial governments	*	*
Employee fund	0.01%	0.01%

*	Represents beneficial ownership of less than 0.01%.
(1)	All the ADSs offered hereby were sold by Repsol YPF.
(2)	Excludes shares beneficially owned through Repsol YPF Capital S.L. and Caveant S.A. Share ownership percentages do not reflect the effect of possible future exercise of the remaining options granted by Repsol YPF to Enrique Eskenazi, Sebastiàn Eskenazi, Ezequiel Eskenazi Storey and Matías Eskenazi Storey, shareholders of Petersen Energía, or to companies that are, directly or indirectly, wholly-controlled by any of them, to purchase up to an additional 10% of our capital stock pursuant to the Second Petersen Option (as described in further detail in “Principal and Selling Shareholders-Option Agreements” in the accompanying prospectus). In addition, share ownership percentages do not reflect the effect of possible future exercise of the 6,410,257 warrants issued by Repsol YPF to Eton Park Master Fund, Ltd. and Eton Park Fund, L.P. in December 2010, each such warrant exercisable for one ADS.
(3)	Corresponds to Petersen Energía (14.90%) and Petersen Energía Inversora S.A. (“PEISA”) (0.56%).

Lock-up	In connection with this offering, Repsol YPF has entered into a lock-up agreement with the underwriters under which, for a period of 90 days after the date of this prospectus supplement, it may not, directly or indirectly (including through its subsidiaries), subject to certain exceptions, sell, dispose of or hedge, or file or cause to be filed a registration statement with the SEC under the Securities Act, relating to, any shares of our ordinary shares or other share capital, including in the form of ADSs, or any securities convertible into or exercisable or exchangeable for any shares of our ordinary shares or other share capital, including in the form of ADSs, without the prior written consent of the underwriters. The foregoing lock-up limitations will not apply to, inter alia (a) the sale of up to 13,781,031 Class D shares or ADSs registered under the registration statement of which this Prospectus is a part, or 17,711,929 Class D shares or ADSs in the case the underwriters do not exercise the option to purchase additional ADSs, in each case at a price per Class D share or ADS at least equal to the price to the public in this offering, (b) the sale of Class D shares to investors located in the Republic of Argentina representing in the aggregate no more than 2% (two percent) of our current outstanding capital stock, and (c) the offer and sale of Class D shares or ADSs to affiliates of Petersen Energía S.A. and Eton Park Master Fund, Ltd. and Eton Park Fund, L.P. pursuant to the options and warrants, respectively described in this prospectus supplement. See “Underwriting.”

Dividends	Holders of each class of our common stock rank equally for the purpose of receiving any dividends approved by our shareholders. The owners of ADSs will be entitled to receive dividends to the same extent as the owners of shares of common stock. Holders of

ADSs on the applicable record dates will be entitled to receive dividends paid on the shares of common stock represented by the ADSs, after deduction of any applicable expenses of the depositary. In accordance with Argentine corporate law, we may pay dividends that are approved by our shareholders in pesos out of retained earnings, if any, as set forth in our audited financial statements prepared in accordance with Argentine GAAP and filed with the CNV, after any required contribution to our legal reserve. The transfer abroad of dividend payments in connection with closed and audited financial statements approved by a shareholders’ meeting is currently authorized by applicable regulations. We have adopted a dividend policy under which we expect to distribute 90% of our net income as dividends. See “Principal and Selling Shareholders-Shareholders’ Agreement” in the accompanying prospectus. This dividend policy is subject to a number of factors, including our debt service requirements, capital expenditure and investment plans, other cash requirements and such other factors as may be deemed relevant at the time. We cannot assure you that we will pay any dividends in the future.

Voting rights	Holders of each class of our common stock are entitled to one vote per share of common stock, although the affirmative vote of holders of our Class A shares is required for certain actions. Subject to Argentine law and the terms of the deposit agreement, holders of the ADSs will have the right to instruct the depositary how to vote the number of Class D shares represented by their ADSs. See “Item 10. Additional Information-Capital Stock” in our 2009 Form 20-F and “Description of American Depositary Shares” in the accompanying prospectus.

Use of proceeds	The selling shareholders will receive all of the net proceeds from the sale of ADSs offered by this prospectus supplement, and we will not receive any proceeds from any offering contemplated by this prospectus supplement. See “Use of Proceeds.”

Taxation	For a discussion of the material U.S. and Argentine tax considerations relating to an investment in our ADSs, see “Material Tax Considerations” in the accompanying prospectus.

Risk factors	See “Item 1. Risk Factors” in our February 2011 Form 6-K and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ADSs.

SUMMARY FINANCIAL AND OPERATING DATA

The following tables present our selected financial and operating data. You should read this information in conjunction with our financial statements and related notes included elsewhere in this prospectus and in “Item 5. Operating and Financial Review and Prospects” in our 2009 Form 20-F and “Item 4. Update of Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our September 30, 2010 Form 6-K.

The financial data as of December 31, 2010 and for the year then ended included in this prospectus supplement is derived from our unaudited consolidated financial statements (the “2010 Consolidated Financial Statements”) included in our December 31, 2010 Form 6-K, which is incorporated by reference in this prospectus. The financial data as of December 31, 2009, 2008 and 2007 and for years ended those dates included in this prospectus is derived from our audited consolidated financial statements included in our Report on Form 6-K filed on March 14, 2011 (the “Audited Consolidated Financial Statements”). Such Audited Consolidated Financial Statements restate our Argentine GAAP income tax expense, net income, earnings per ADS, accounts payable (when applicable), investments, other receivables, taxes payable and shareholders equity from the amounts originally presented to give retroactive effect to a change in Argentine GAAP introduced in 2010 requiring that a formerly off-balance sheet Ps. 1,180 million as of December 31, 2009, deferred tax liability be recognized in our financial statements, which had the effect of increasing Argentine GAAP net income by Ps.203 million, Ps. 261 million and Ps. 290 million in 2009, 2008 and 2007, respectively, and decreasing shareholders equity by Ps 1,180 million, Ps. 1,383 million and Ps. 1,644 million at December 31, 2009, 2008 and 2007, respectively. Our net income and shareholders equity under U.S. GAAP were unaffected by this change in Argentine GAAP. For a discussion of this change, see Note 1.b to our primary financial statements included in our 2010 Consolidated Financial Statements. We do not expect this change in accounting principles to affect our ability to pay dividends because our board of directors has proposed to the April 26, 2011 shareholders meeting that the amount of the reduction in shareholders equity resulting from the change be allocated to the adjustment to contributions account, and also the corresponding transfer to unappropriated retained earnings of an amount of Ps.236 million corresponding to the surplus of the legal reserve after this allocation.

Our financial statements have been prepared in accordance with generally accepted accounting principles in Argentina, which we refer to as Argentine GAAP and which differ in certain significant respects from generally accepted accounting principles in the United States, which we refer to as U.S. GAAP. Notes 13, 14 and 15 to our Audited Consolidated Financial Statements, provide a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2009, 2008 and 2007 and for the years then ended. Notes 6, 7 and 8 to our unaudited condensed consolidated financial statements included in our June 30, 2010 Form 6-K, which is incorporated by reference in this prospectus, provide a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of June 30, 2010 and 2009 and for the six-month periods then ended.

In this prospectus, except as otherwise specified, references to “$,” “U.S.$” and “dollars” are to U.S. dollars, and references to “Ps.” and “pesos” are to Argentine pesos. Solely for the convenience of the reader, peso amounts as of and for the year ended December 31, 2010 have been translated into U.S. dollars at the exchange rate quoted by the Argentine Central Bank (Banco Central de la República Argentina or Central Bank) on December 31, 2010 of Ps.3.98 to U.S.$1.00, unless otherwise specified. The exchange rate quoted by the Central Bank on March 10, 2011 was Ps.4.03 to U.S.$1.00. The U.S. dollar equivalent information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rates or any other rate. See “Exchange Rates and Controls” in the accompanying prospectus.

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals may not sum due to rounding.

	As of and for the Year Ended December 31,

	2010	2010	2009(1)(2)	2008(1)(2)	2007(1)(2)

	(unaudited)
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)
Argentine GAAP(1)(5)
Consolidated Income Statement Data:
Net sales(3)(4)	11,096	44,162	34,320	34,875	29,104
Gross profit	3,584	14,263	11,143	10,862	10,104
Administrative expenses	(359)	(1,429)	(1,102)	(1,053)	(805)
Selling expenses	(758)	(3,015)	(2,490)	(2,460)	(2,120)
Exploration expenses	(86)	(344)	(552)	(684)	(522)
Operating income	2,381	9,475	6,999	6,665	6,657
Income/(Loss) on long-term investments	20	79	(9)	97	48
Other income/(expense), net	(39)	(155)	159	(376)	(439)
Interest expense	(234)	(931)	(958)	(492)	(292)
Other financial income/(expense) and holding gains/(losses), net	139	552	(284)	318	810
Income from sale of long-term investments	—	—	—	—	5
Reversal of impairment of other current assets	—	—	—	—	69
Income before income tax	2,266	9,020	5,907	6,212	6,858
Income tax	(812)	(3,230)	(2,218)	(2,311)	(2,482)
Net income	1,455	5,790	3,689	3,901	4,376
Earnings per share and per ADS(6)	3.70	14.72	9.38	9.92	11.13
Dividends per share and per ADS(6) (in pesos)	n.a.	11.30	12.45	23.61	6.00
Dividends per share and per ADS(6)(7) (in U.S. dollars)	n.a.	2.88	3.31	7.37	1.93
Consolidated Balance Sheet Data:
Cash	143	570	669	391	196
Working capital	(1,080)	(4,299)	(2,086)	(2,758)	4,077
Total assets	11,706	46,589	39,747	38,418	37,468
Total debt(8)	1,957	7,789	6,819	4,479	994
Shareholders’ equity(9)	4,784	19,040	17,701	18,973	24,416
Other Consolidated Financial Data:
Fixed assets depreciation	1,325	5,273	4,832	4,775	4,139
Cash used in fixed asset acquisitions	2,193	8,729	5,636	7,035	6,163
Non-GAAP
EBITDA(10)	3,795	15,106	11,588	11,345	11,011
EBITDA margin(11)	n.a.	34%	34%	33%	38%

(1)	The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for remeasurement in constant Argentine pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the remeasurement of financial statements in constant Argentine pesos as from March 1, 2003. See Note 1 to the primary financial statements included in the 2010 Consolidated Financial Statements.
(2)	As restated.

(3)	Includes Ps.1,685 million for the year ended December 31, 2010, Ps.1,433 million for the year ended December 31, 2009, Ps.1,770 million for the year ended December 31, 2008 and Ps.1,350 million for the year ended December 31, 2007 corresponding to the proportional consolidation of the net sales of investees in which we hold joint control with third parties.
(4)	Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on hydrocarbon exports. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted in determining net sales. See Note 2(f) to the primary financial statements included in the 2010 Consolidated Financial Statements.
(5)	Argentine GAAP income tax expense, net income, earnings per ADS, accounts payable (when applicable), investments, other receivables, taxes payable and shareholders’ equity at and for the years ended December 31, 2009, 2008 and 2007 have been restated as set forth in our 2010 Consolidated Financial Statements to give retroactive effect to a change in Argentine GAAP introduced in 2010 requiring that a formerly off-balance sheet Ps.1,180 million deferred tax liability as of December 31, 2009, be recognized in our financial statements. This change had the effect of decreasing Argentine GAAP income tax expense and increasing Argentine GAAP net income by Ps.203 million, Ps.261 million and Ps.290 million in 2009, 2008 and 2007, respectively, and decreasing shareholders equity by Ps.1,180 million, Ps.1,383 million and Ps.1,644 million at December 31, 2009, 2008 and 2007, respectively. Our net income and shareholders equity under U.S. GAAP were unaffected by this change in Argentine GAAP. For a discussion of this change, see Note 1.b to our primary financial statements included in our 2010 Consolidated Financial Statements.
(6)	Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D share. There were no differences between basic and diluted earnings per share and ADS for any of the years disclosed.
(7)	Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment. For periods in which more than one dividend payment was made, the amounts expressed in U.S. dollars are based on exchange rates at the date of each payment.
(8)	Total debt under Argentine GAAP includes nominal amounts of long-term debt of Ps.1,613 million as of December 31, 2010, Ps.2,140 million as of December 31, 2009, Ps.1,260 million as of December 31, 2008 and Ps.523 million as of December 31, 2007.
(9)	Our subscribed capital as of December 31, 2010 is represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.
(10)	EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. For a reconciliation of EBITDA to net income, see “—EBITDA reconciliation.”
(11)	EBITDA margin is calculated by dividing EBITDA by our net sales.

EBITDA reconciliation

EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. Our management believes that EBITDA is meaningful for investors because it is one of the principal measures used by our management to compare our results and efficiency with those of other similar companies in the oil and gas industry, excluding the effect on comparability of variations in depreciation and amortization resulting from differences in the maturity of their oil and gas assets. EBITDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the oil and gas industry. EBITDA is not a measure of financial performance under Argentine GAAP or U.S. GAAP and may not be comparable to similarly titled measures used by other companies. EBITDA should not be considered an alternative to operating income as an indicator of our operating performance, or an alternative to cash flows from operating activities as a measure of our liquidity.

The following table presents, for each of the periods indicated, our EBITDA reconciled to our net income under Argentine GAAP.

	For the Year Ended December 31,

	2010	2009(1)	2008(1)	2007(1)

	(unaudited)
		(in millions of pesos)
Net income(2)	5,790	3,689	3,901	4,376
Interest gains on assets	(118)	(109)	(134)	(278)
Interest losses on liabilities	931	958	492	292
Depreciation of fixed assets	5,273	4,832	4,775	4,139
Income tax(2)	3,230	2,218	2,311	2,482

EBITDA	15,106	11,588	11,345	11,011

(1)	As restated.
(2)	Argentine GAAP income tax expense, net income, earnings per ADS, accounts payable (when applicable), investments, other receivables, taxes payable and shareholders’ equity at and for the years ended December 31, 2009, 2008 and 2007 have been restated as set forth in our 2010 Consolidated Financial Statements to give retroactive effect to a change in Argentine GAAP introduced in 2010 requiring that a formerly off-balance sheet Ps.1,180 million deferred tax liability as of December 31, 2009, be recognized in our financial statements. This change had the effect of decreasing Argentine GAAP income tax expense and increasing Argentine GAAP net income by Ps.203 million, Ps.261 million and Ps.290 million in 2009, 2008 and 2007, respectively, and decreasing shareholders equity by Ps.1,180 million, Ps.1,383 million and Ps.1,644 million at December 31, 2009, 2008 and 2007, respectively. Our net income and shareholders equity under U.S. GAAP were unaffected by this change in Argentine GAAP. For a discussion of this change, see Note 1.b to our primary financial statements included in our 2010 Consolidated Financial Statements.

Production and other operating data

The following table presents certain of our production and other operating data as of or for the periods indicated.

	As of and For the Year Ended December 31,

	2010	2009	2008	2007

Average daily production for the period
Oil (mbbl)(1)	293	302	313	329
Gas (mcf)	1,346	1,460	1,658	1,740
Total (mboe)	532	562	607	636
Refining capacity
Capacity (mbbl/d)(2)	320	320	320	320

(1)	Including natural gas liquids (NGL).
(2)	Excluding Refinor, which has a refining capacity of 26 mbbl/d and in which we have a 50% interest.

BUSINESS

History and Development of YPF

Overview

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and LPG. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In 2010, we had consolidated net sales of Ps.44,162 million (U.S.$11,096 million) and consolidated net income of Ps.5,790 million (U.S.$1,455 million).

Most of our predecessors were state-owned companies with operations dating back to the 1920s. In November 1992, the Argentine government enacted the Privatization Law (Law No. 24,145), which established the procedures for our privatization. In accordance with the Privatization Law, in July 1993, we completed a worldwide offering of 160 million Class D shares that had previously been owned by the Argentine government. As a result of that offering and other transactions, the Argentine government’s ownership interest in our capital stock was reduced from 100% to approximately 20% by the end of 1993.

Since 1999, we have been controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain with global operations. Repsol YPF owned approximately 99% of our capital stock from 2000 until 2008, when the Petersen Group (as defined below) purchased, in different stages, shares representing 15.46% of our capital stock. In addition, Repsol YPF granted certain affiliates of Petersen Energía S.A. (“Petersen Energía” and together with such affiliates and Petersen Energía Inversora S.A., the “Petersen Group”) an option to purchase up to an additional 10% of our outstanding capital stock. This option will expire on February 21, 2012. In December 2010, Repsol YPF sold approximately 3.2% of our capital stock in private placement transactions and granted an option to acquire from Repsol YPF additional shares representing approximately 1.6% of our capital stock. As of March 22, 2011, Repsol YPF controlled approximately 75.89% of our capital stock and voting rights.

Upstream Operations

•	We operate more than 70 oil and gas fields in Argentina, accounting for approximately 39% of the country’s total production of crude oil, excluding natural gas liquids, and approximately 39% of its total natural gas production, including natural gas liquids, in 2009, according to information provided by the Argentine Secretariat of Energy.

•	We had proved reserves, as estimated as of December 31, 2010, of approximately 531 mmbbl of oil and approximately 2,533 bcf of gas, representing aggregate reserves of approximately 982 mmboe.

•	In 2010, we produced approximately 107 mmbbl of oil (293 mbbl/d), including condensate and natural gas liquids, and approximately 491 bcf of gas (1,346 mmcf/d).

Downstream Operations

•	We are Argentina’s leading refiner with operations conducted at three wholly-owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d). We also have a 50% interest in Refinería del Norte, S.A. (“Refinor”), an entity jointly controlled with and operated by Petrobras Energía S.A., which has a refining capacity of 26.1 mbbl/d.

•	Our retail distribution network for automotive petroleum products as of December 31, 2010 consisted of 1,622 YPF-branded service stations, and we estimate we held approximately 31% of all gasoline service stations in Argentina.

•	We are one of the leading petrochemical producers in Argentina and in the Southern Cone of Latin America, with operations conducted through our Ensenada and Plaza Huincul sites. In addition, Profertil S.A. (“Profertil”), a company that we jointly control with Agrium Holdco Spain S.L. (“Agrium”), is one of the leading producers of urea in the Southern Cone.

The following chart illustrates our organizational structure, including our principal subsidiaries, as of December 31, 2009.

YPF S.A.
(Argentina)
99.91%
A-EVANGELISTA S.A.
(Argentina)
50%
PROFERTIL S.A.
(Argentina)
45%
PLUSPETROL ENERGY S.A.
(Argentina)
38%
COMPAÑÍA MEGA S.A.
(Argentina)
42.86%
INVERSORA DOCK SUD S.A.
(Argentina)
100%
YPF HOLDINGS INC.
(USA)
50%
REFINERIA DEL NORTE S.A.
(Argentina)
30%
OILTANKING EBYTEM S.A.
(Argentina)
37%
OLEODUCTOS DEL VALLE S.A.
(Argentina)
10%
GASODUCTO DEL PACÍFICO
(Argentina)
69.83%
9.98%
CENTRAL DOCK SUD S.A.
(Argentina)
99.99%
YPF INTERNATIONAL S.A.
(Bolivia)
99.99%
OPERADORA DE ESTACIONES DE SERVICIOS S.A.
(Argentina)
36%
OLEODUCTO TRASANDINO S.A.
(Argentina)
33.15%
TERMINALES MARITIMAS PATAGÓNICAS S.A.
(Argentina)

The map below illustrates the location of our productive basins, refineries, storage facilities and crude oil and multi-product pipeline networks.

The Argentine Market

Argentina is the first largest producer of natural gas and the fourth largest producer of crude oil in Latin America based on 2009 production, according to the BP Statistical Review.

In response to the economic crisis of 2001 and 2002, the Argentine government, pursuant to the Public Emergency Law (Law No. 25,561), established export taxes on certain hydrocarbon products. In subsequent years, in order to satisfy growing domestic demand and abate inflationary pressures, this policy was supplemented by constraints on domestic prices, temporary export restrictions and subsidies on imports of natural gas and diesel. As a result, until 2008, local prices for oil and natural gas products had remained significantly below those prevalent in neighboring countries and international commodity exchanges, heightening domestic demand for such products. In the case of natural gas, the price at which Bolivia exports natural gas to Argentina was approximately U.S.$7.33/mmBtu in December 2010, while our average sales price in Argentina during 2010 was approximately U.S.$1.96/mmBtu.

Argentina’s gross domestic product, or GDP, after declining during the economic crisis of 2001 and 2002, grew at an average annual real rate of approximately 8.5% from 2003 to 2008. As a result of the crisis in the global economy, Argentina’s GDP growth rate decelerated to 0.9% in 2009, but recovered in 2010 growing by approximately 9%, according to preliminary official data. Driven by this economic expansion and low domestic prices, energy demand has increased significantly during the same period, outpacing energy supply (which in the case of oil declined). For example, Argentine natural gas and diesel consumption grew at average annual rates of 6.7% and 4.7%, respectively, during the period 2003-2008, before decreasing slightly in 2009, according to the BP Statistical Review and the Argentine Secretariat of Energy. As a result of this increasing demand and actions taken by the Argentine regulatory authorities to support domestic supply, exported volumes of hydrocarbon products, especially natural gas, diesel and gasoline, declined steadily over this period. At the same time, Argentina has increased hydrocarbon imports, becoming a net importer of certain products, such as diesel, and increased imports of gas (including NGL). In 2003, Argentina’s net exports of diesel amounted to approximately 1,349 mcm, while in 2010 its net imports of diesel amounted to approximately 1,466 mcm, according to information provided by the Argentine Secretariat of Energy. Significant investments in the energy sector are expected to be required in order to support continued economic growth, as the industry is currently operating near capacity.

Demand for diesel in Argentina exceeds domestic production. In addition, the import prices of refined products have been substantially higher than the average domestic sales prices of such products, rendering the import and resale of such products uneconomic. As a result, service stations experience temporary shortages and are required to suspend or curtail diesel sales. While we are operating our refineries at or above capacity, during peak demand periods we are forced to prorate supplies among our service stations according to historical sales levels.

As the largest integrated oil and gas company in Argentina, we believe that we are well positioned to benefit from potential reform in the energy sector, although we cannot assure that reforms will be implemented or, if implemented, that they will be advantageous to our business.

History of YPF

Beginning in the 1920s and until 1990, both the upstream and downstream segments of the Argentine oil and gas industry were effectively monopolies of the Argentine government. During this period, we and our predecessors were owned by the state, which controlled the exploration and production of oil and natural gas, as well as the refining of crude oil and marketing of refined petroleum products. In August 1989, Argentina enacted laws aimed at the deregulation of the economy and the privatization of Argentina’s state-owned companies, including us. Following the enactment of these laws, a series of presidential decrees were promulgated, which required, among other things, us to sell majority interests in our production rights to certain major producing areas and to undertake an internal management and operational restructuring program.

In November 1992, Law No. 24,145 (referred to as the Privatization Law), which established the procedures by which we were to be privatized, was enacted. In accordance with the Privatization Law, in July 1993, we completed a worldwide offering of 160 million Class D shares that had previously been owned by the Argentine government. As a result of that offering and other transactions, the Argentine government’s ownership percentage in our capital stock was reduced from 100% to approximately 20% by the end of 1993.

In January 1999, Repsol YPF acquired 52,914,700 Class A shares in block (14.99% of our shares) which were converted to Class D shares. Additionally, on April 30, 1999, Repsol YPF announced a tender offer to purchase all outstanding Class A, B, C and D shares (the “Offer”). Pursuant to the Offer, in June 1999, Repsol YPF acquired an additional 82.47% of our outstanding capital stock. Repsol YPF acquired additional stakes in us from minority shareholders and other transactions in 1999 and 2000.

Between 2004 and 2005 we made non-strategic asset divestitures totaling U.S.$239.5 million.

On February 21, 2008, Petersen Energía purchased 58,603,606 of our ADSs, representing 14.9% of our capital stock, from Repsol YPF for U.S.$2,235 million. In addition, Repsol YPF granted certain affiliates of Petersen Energía options to purchase up to an additional 10.1% of our outstanding capital stock within four years. On May 20, 2008, PEISA exercised an option to purchase shares representing 0.1% of our capital stock. Additionally, PEISA launched a tender offer to purchase all of the shares of YPF that were not already owned by them at a price of U.S.$49.45 per share or ADS. Repsol YPF, pursuant to its first option agreement with Petersen Energía, had stated that it would not tender YPF shares to PEISA. A total of 1,816,879 shares (including Class D shares and ADSs), representing approximately 0.462% of our total shares outstanding, were tendered. Repsol YPF owns a majority of our capital stock and, subject to the shareholders’ agreement entered into between Repsol YPF and Petersen Energía, is able to determine substantially all issues decided by our shareholders. In December 2010, Repsol YPF sold approximately 3.2% of our capital stock in private placement transactions and granted an option to acquire from Repsol YPF additional shares representing approximately 1.6% of our capital stock. As of March 22, 2011, Repsol YPF controlled approximately 75.89% of our capital stock and voting rights.

Business Segments

We organize our business along the following segments:

•	Exploration and Production;

•	Refining and Marketing; and

•	Chemicals.

The Exploration and Production segment’s sales to third parties in Argentina and abroad include sales of natural gas and services fees (primarily for the transportation, storage and treatment of hydrocarbons and products). In addition, crude oil produced by us in Argentina, or received from third parties in Argentina pursuant to service contracts, is transferred from Exploration and Production to Refining and Marketing at transfer prices established by us, which generally seek to approximate Argentine market prices.

The Refining and Marketing segment purchases crude oil from the Exploration and Production segment and from third parties. Refining and Marketing activities include crude oil refining and transportation, as well as the marketing and transportation of refined fuels, lubricants, LPG, compressed natural gas and other refined petroleum products in the domestic wholesale and retail markets and the export markets.

The Chemicals segment sells petrochemical products both in the domestic and export markets.

Additionally, we record certain assets, liabilities and costs under the Corporate and Other segment, including corporate administration costs and assets and certain construction activities.

The following table sets forth net sales and operating income for each of our lines of business for the years ended December 31, 2009, 2008 and 2007:

	For the Year Ended December 31,

	2010	2009	2008	2007

	(unaudited)
	(in millions of pesos)
Net Sales(1)
Exploration and Production(2)(3)
To unrelated parties	4,611	4,757	4,016	3,288
To related parties	981	751	939	724
Intersegment sales and fees(3)	17,428	14,473	12,663	14,056

Total Exploration and Production	23,020	19,981	17,618	18,068
Refining and Marketing(4)
To unrelated parties	34,209	25,733	25,364	20,375
To related parties	917	627	1,508	2,045
Intersegment sales and fees	1,668	1,202	1,145	1,858

Total Refining and Marketing	36,794	27,562	28,017	24,278
Chemicals
To unrelated parties	2,445	1,932	2,829	2,563
Intersegment sales and fees	1,871	1,105	1,094	892

Total Chemicals	4,316	3,037	3,923	3,455
Corporate and Other
To unrelated parties	999	520	219	109
Intersegment sales and fees	358	350	461	440

Total Corporate and Others	1,357	870	680	549
Less intersegment sales and fees	(21,325)	(17,130)	(15,363)	(17,246)

Total net sales(5)	44,162	34,320	34,875	29,104

Operating Income (Loss)
Exploration and Production	6,210	5,379	3,315	5,679
Refining and Marketing	3,313	1,896	3,089	1,234
Chemicals	874	559	1,178	500
Corporate and Other	(952)	(820)	(815)	(620)
Consolidation adjustments	30	(15)	(102)	(136)

Total operating income	9,475	6,999	6,665	6,657

(1)	Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on exports. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted in determining net sales. See “Item 4. Information on the Company—Exploration and Production—Oil and gas production, production prices and production costs” in our 2009 Form 20-F.
(2)	Includes exploration and production operations in Argentina and the United States.
(3)	Intersegment sales of crude oil to Refining and Marketing are recorded at transfer prices established by us, which generally seek to approximate Argentine market prices.
(4)	Includes LPG activities.
(5)	Total net sales include export sales of Ps.5,678 million, Ps.4,904 million, Ps.7,228 million, and Ps.8,400 million, for the years ended December 31, 2010, 2009, 2008 and 2007, respectively. The export sales were mainly to the United States and Brazil.

Exploration and Production

Principal properties

Argentine properties

Argentina is the largest gas and fourth largest oil producing nation in Latin America according to the 2009 edition of BP Statistical Review of World Energy, published in June 2010 (the “BP Statistical Report”). Oil has historically accounted for the majority of the country’s hydrocarbon production and consumption, although the relative share of natural gas has increased rapidly in recent years. As of September 30, 2010, a total of 23 sedimentary basins had been identified in the country. Six of these were combined onshore/offshore and three were entirely offshore. Argentina’s total onshore acreage is composed of approximately 421 million acres, and total offshore acreage consists of 176 million acres on the South Atlantic shelf within the 200-meter depth line. A substantial portion of the country’s estimated 571 million acres in sedimentary basins has yet to be evaluated by exploratory drilling. Commercial production is concentrated in five basins: Neuquina, Cuyana and Golfo San Jorge in central Argentina, Austral in southern Argentina (which includes onshore and offshore fields), and the Noroeste basin in northern Argentina. The Neuquina and Golfo San Jorge basins are the most significant basins for our activities in Argentina.

As of September 30, 2010, YPF held 106 production concessions and exploration permits in Argentina. YPF directly operates 73 of them, including 61 production concessions and 12 exploration permits.

As of September 30, 2010, YPF held 15 exploration permits in Argentina, 10 of which are onshore exploration permits and 5 of which are offshore exploration permits. YPF has 100% ownership of 3 onshore permits, and its participating interests in the rest vary between 50% and 70%. YPF’s interests in the offshore permits vary between 30% and 35%.

As of September 30, 2010, YPF had 91 production concessions in Argentina. YPF has a 100% ownership interest in 54 production concessions, and its participating interests in the remaining 37 production concessions vary between 12.2% and 98%. Our production declines in recent periods are attributable mainly to the continuing maturity of our fields, although work stoppages and pipeline issues have on occasion also contributed to production declines and capital project delays. During the first nine months of 2010, a series of labor and community conflicts resulted in lost production of approximately 615 kboe in areas we operate.

Joint ventures and contractual arrangements in Argentina.

We participate in 15 exploration and 25 production joint ventures and contractual arrangements (18 of them not operated by YPF) in Argentina. Our interests in these joint ventures and contractual arrangements range from 12.2% to 98%, and our obligations to share exploration and development costs vary under these agreements. In addition, under the terms of some of these joint ventures, we have agreed to indemnify our joint venture partners in the event that our rights with respect to such areas are restricted or affected in such a way that the purpose of the joint venture cannot be achieved. For a list of the main exploration and production joint ventures in which we participate, see Note 6 to the primary financial statements included in the 2010 Consolidated Financial Statements. We are also a party to a number of other contractual arrangements that arose through the renegotiation of service contracts and risk contracts.

International properties

As of September 30, 2010, we had mineral rights in 63 blocks in the United States, comprised of 58 exploratory blocks, with a net surface area of 857 square kilometers and five development blocks, with a net surface area of 17 square kilometers. Our U.S. subsidiaries’ net proved reserves in the United States as of December 31, 2009 were 1.4 mmboe. Our U.S. subsidiaries’ net petroleum production in the United States for 2009 was 1.0 mmboe.

The Neptune field is located approximately 120 miles from the Louisiana coast within the deepwater region of the Central Gulf of Mexico. The unitized field area comprises Atwater Valley blocks 573, 574, 575, 617 and 618. Our indirect subsidiary, Maxus U.S. Exploration Company, has a 15% working interest in the field. The other joint venture participants are BHP Billiton (35%), Marathon Oil Corp. (30%) and Woodside Petroleum Ltd (20%). BHP Billiton is the operator of the

Neptune field and the associated production facilities. The Neptune reserves are being produced using a standalone, tension leg platform (TLP) located in Green Canyon block 613 within 4,230 feet of water. Production began on July 8, 2008. The platform supports seven sub-sea development wells which are tied back to the TLP via a subsea gathering system.

In 2009, YPF Holdings Inc. (“YPF Holdings”) participated in the drilling of the Northwood exploration prospect in the Gulf of Mexico with a net interest of 3.5%. YPF Holdings’ total net investment was U.S.$11 million. No reserves were found.

In addition, YPF Holdings has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties. Such contractual, financial and/or performance commitments are not material, except for commitments related to the Neptune Project located in the vicinity of the Atwater Valley Area, blocks 573, 574, 575, 617 and 618.

Additionally, as of September 30, 2010, we held through YPF Guyana Ltd, a wholly-owned subsidiary of YPF International, S.A., a participating interest of 30% in a petroleum prospecting license (the “Petroleum Prospecting License”) and a petroleum agreement (the “Petroleum Agreement”) in Guyana, with a surface exploratory area attributable to our working interest of 2,520 square kilometers, which represents approximately 622.7 thousand undeveloped acres. The Guyana government renewed the Petroleum Prospecting License on November 25, 2009 for three years. In accordance with the Petroleum Agreement, the start of a new renewal period resulted in a relinquishment of 930 square kilometers (according to our 30% interest) of the Georgetown exploration block (offshore Guyana), as well as the drilling of an exploratory well that must commence before May 25, 2011.

The main exploration activities performed during 2009 were the acquisition and primary processing of 3D seismic data for 1,850 square kilometers. Additionally, the seismic data was re-processed using pre-stack depth migration. Regional and detailed geological studies and field and well data were analyzed to assess the potential of the Georgetown block. These studies led to the definition of the Jaguar 1 prospect, considered the main exploration target of the block.

As of September 30, 2010, the Georgetown block consortium agreed on the location of the exploration Jaguar-1 well, with a total depth of 21,450 ft. The Georgetown block consortium agreed to contract a Jack Up drilling rig (Atwood Beacon, from Atwood Oceanics), and upgrade it for a high pressure/high temperature well. The engineering well design was completed, and the long lead items (including a well head and special tubular material) had already been ordered. The total estimated cost of the exploratory well is approximately U.S.$110 million (of which YPF Guyana Ltd. holds an approximate U.S.$33.2 million working interest). The well is planned to be spud in April 2011 and it is expected to take approximately 180 days to complete the entire operation, including hydrocarbon appraisal, plug and abandonment.

Our operations in the United States, through YPF Holdings, are subject to certain environmental claims. See “—Environmental Matters—YPF Holdings—Operations in the United States.”

Exploratory and development activities

Drilling and other activities in Argentina

Our project portfolio, updated in May 2010, included more than 1,400 projects to develop proved, probable and possible reserves, in addition to exploration and development resources, all focused mainly on crude oil and the measuring of unconventional gas in the Neuquina basin. The financial viability of these investments and reserves recovery efforts, however, will generally depend on the prevailing economic and regulatory conditions in Argentina, as well as the market prices of hydrocarbon products. Our technical staff is fully engaged in activities to mitigate the decline in reserves and production through near-field exploration, field delineation, infill drilling, and increased water injection aimed at improving recovery factors in producing assets. These efforts are guided by subsurface modeling conducted by in-house multidisciplinary teams.

During the three years ended September 30, 2010 our main exploratory activities in Argentina have had the following principal focuses:

Offshore:

•	Shallow water. In October 2008, YPF initiated a shallow water drilling campaign using the Ocean Scepter Jack Up. The first exploratory well, Aurora x-1, was drilled between October and December 2008 in the GSJM-1 block (operated by us and in which we have a 67.0% working interest and Petrobras Energía S.A. (“PESA”) has a 33.0% working interest). Between February and July 2009, three more wells were drilled in the GSJM-1 block: Elizabeth x-1, Alicia x-1 and Silvia x-1. Although all these wells recovered hydrocarbons, they were abandoned as subcommercial discoveries. During 2009, YPF also drilled wells Helix x-1, x-2 and x-3 in block E2 (operated by ENAP Sipetrol with a 33.0% working interest) in which YPF and ENARSA each have a 33.0% working interest. All three wells were abandoned as dry holes. After the results of this drilling campaign, it was decided to relinquish GSJM-1 block and part of E2 block, and YPF is re-evaluating the remaining area, looking for new exploratory wells opportunities.

•	Deep water. YPF currently operates four blocks:

–	CAA-40 and CAA-46, where YPF holds a 33.5% working interest, Pan American Energy a 33.5% and Petrobras Argentina 33.0%, located in the Malvinas basin (Argentina), and which is currently at a well planning stage (water depth is 500 meters).

–	E-1, where YPF holds a 35% working interest, ENARSA 35%, Petrobras Argentina 25%, and Petrouruguay 5%, located in the Colorado basin (Argentina), where the well planning is in an initial stage (water depth is 1,500 meters).

–	Área 3 in the Punta del Este basin (Uruguay), where YPF holds a 40% working interest, Petrobras Uruguay 40%, and Galp 20%, and for which exploration has not begun.

YPF has also a 30% working interest in the block E-3 located in the Colorado basin (where Petrobras Argentina, the operator, holds a 35% working interest, and ENARSA 35%) and a 40% working interest in the block Área 4 located in the Punta del Este basin (where Petrobras Uruguay, the operator, holds a 40% working interest, and GALP 20%).

Onshore: YPF continued its near-field exploration activity in its concession blocks, explored for deep gas in the Noroeste and Neuquina basins and during the first nine months of 2010 embarked on six new exploratory fronts:

•	Shale gas. The Shale Gas Project activity was started at the end of 2009 with the PSG x-2 well in the Loma La Lata block. This exploratory well is producing oil from the Quintuco formation but it did not reach Vaca Muerta shale gas due to drilling problems. One well, LLLK.x-1 (Loma La Lata Karst.x-1 in the LLL block), was drilled, completed and resulted dry in the Lower Quintuco formation, our main objective, so it was deepened to the shale gas objective. Another well in Vaca Muerta, LLL-479 (Loma La Lata-479 in the same block), has been drilled and, similarly to LLLK.x-1, resulted dry in the Quintuco formation, so it was deepened to the shale gas unit. A horizontal well is scheduled to be drilled at the Loma La Lata block.

•	Shale oil. The first shale oil well ever drilled in Argentina (SOil.x-1 in the Loma Campana block) was started in October 2010 and is expected to be completed in 2011. This well is the first of a three-well project in this block which includes two vertical wells and a horizontal well. The objective of this project is to prove the productivity of the source rock Vaca Muerta as a liquid hydrocarbon non-conventional reservoir, using state-of-the-art technology such as microseismic and massive hydraulic stimulation.

•	Quintuco formation. YPF continued with the new exploratory techniques developed for this traditional reservoir (Quintuco formation carbonates). During the nine months ended September 30, 2010, four discovery wells were drilled (PSG.x-2, La Caverna x-5, Los Gusanos x-1 and Los Gusanos x-2). PSG x-2 was a shale gas project, located in Loma La Lata block. La Caverna x-5 (in which we have a 54.54% working interest) is located in the

Bandurria block and is operated by us. Los Gusanos x-1 and Los Gusanos x-2 (in which we have a 100% working interest) are located in the Loma La Lata block. As of September 30, 2010, the well Los Gusanos.x-2 was being tested. During the nine months ended September 30, 2010, YPF drilled one dry well (La Caverna x-3) located in the Bandurria block. YPF plans to continue with this program with five additional wells during 2011.

•	Liàsico Inferior. We have launched a new exploratory campaign in mature blocks. As a result of this campaign, we are shooting 55 km of 2D seismic in Valle del Rio Grande block, where we have a 100% working interest.

•	Ramos xp-1012. During 2009, the UTE Ramos (operated by Pluspetrol Energy) completed the drilling stage reaching final total depth of 5,826 m. During 2010, the Tarija and Tupambi formations were evaluated in the lower block, confirming poor petrophysical conditions. Given these results it was decided to charge to expense the amounts corresponding to drilling and completion of the exploratory objective. We are currently evaluating the exploration targets in the Santa Rosa formation. YPF holds a 42% working interest in this project.

•	Frontier areas. 386 square kilometers of 3D seismic are being shot by YPF in Los Tordillos Oeste block, Mendoza, where Occidental Argentina Exploration and Production, Inc. is our partner with a 50% working interest. Two wells are being drilled during the first quarter of 2011 in the Tamberías block (San Juan province) and the Gan Gan block (Chubut province). Wintershall is our partner in Chubut. The second exploration period in the Bolson del Oeste block (La Rioja province) has been requested in November 2010, and the commitments for this new period are to record 200 km of 2D seismic and to drill one well. Additionally, in the Rio Barrancas block, we finalized the drilling of the well Quebrada Butaco.x-1, which was dry, at a final depth of 2,374 m. A total of 3,100 km of seismic (terrestrial gravity and magnetometry) were acquired. In December 2009, YPF invited the provincial governments to take part in “Plan Exploratorio Argentina.” The objective of this program is to complete a national survey of all exploration opportunities available, especially in non-traditional basins. As of September 30, 2010, twelve provinces had signed agreements with YPF.

During the nine months ended September 30, 2010, YPF completed ten exploratory wells in Argentina, all of them in the Neuquina basin. Five out of the ten wells were discoveries.

During the nine months ended September 30, 2010, in the Loma la Lata field, facilities improvement and oil and gas production optimization continued (through the interconnection of Primary separation Units to the Low Pressure Gas Pipeline). In the case of the Sixth Stage Low Pressure Compression Project at the Loma La Lata natural gas field, gas production and wellhead pressure were above the initial forecast so new reservoir and facilities simulations were made during this year in order to continue optimization of compression and surface facilities in 2011.

During the three years ended September 30, 2010 and particularly in the first nine months of 2010, we implemented an evaluation program within the El Medanito oilfield (100% owned by YPF) in order to assess the remaining potential of the field that had included the drilling of 32 wells (to perform an infill waterflooding pilot) and 57 delineation wells within the southern zone. The results support the expected value estimated in previous studies behind the re-development of the asset with an infill drilling strategy and an efficient second generation and extensive waterflooding. In 2011, we plan to start the massive re-development of the field and to continue with another evaluation pilot.

The Manantiales Behr area development is an integral development project with a portfolio of 50 “Manantiales Behr” projects, which involves El Alba, La Carolina, Grimbeek and Sur Manantiales projects. Currently, the area has 653 wells drilled in oil production and 12 wells in production of gas. During the nine months ended September 30, 2010 and distributed through various projects, 135 wells were drilled and 18 additional wells are planned with a total estimated investment of US$187 million for 2011. The overall target of this new project is to obtain a comprehensive development of new areas, with the possibility of progressing to construction of new wells, implementing new enhanced oil recovery projects and supporting the development with the relevant surface facilities. Among the projects that have the greatest potential for development are: Grimbeek, El Alba and La Carolina, a pilot polymer injection project in Grimbeek II, the implementation of a proposed injection of surfactants in Sur Manantiales Behr and additional projects arising from the potential for infill drilling detected in some areas. The development group has a team of 18 professionals including geologists, geophysicists, engineers, petrophysical, technical and team leader.

Non-operated areas

In block CNQ7A, operated by Pluspetrol Energy S.A. (“Pluspetrol”), in which we have a 50% working interest, the delineation of the El Corcobo Norte, Jagüel Casa de Piedra, Cerro Huanunl Sur and Puesto Pinto Reservoirs has been completed and the development of those reservoirs has begun. Steam and water injection pilot projects in Cerro Huanunl Sur have ended with better results for the water injection recovery method than the steam injection project.

On September 8, 2010, there was a fire at the platform site AM-2, Magallanes field, operated by Sipetrol and located offshore off the Strait of Magellan. There was no environmental damage or serious injuries. As a consequence of the loss, the field was out of production until operations in the damaged platform resumed in December 2010, and are expected to be completely normalized through the first half of 2011. The deferred production is 900 m3/d of oil and 2.1 MMm3/d of gas (gross value).

In the Tierra del Fuego area, operated by Apache Corp., where YPF holds a 30% working interest, some brownfield exploration activity has been performed. The 3D seismic interpretation supplied tools to generate many drilling projects, mainly in the block southern area. During the nine months ended September 30, 2010, the Bajo Guadaloso, Entre Lagos and Bodega projects in the Los Chorrillos reserve area were performed with success in Bajo Guadaloso and Entre Lagos. The operator’s strategy is to continue with exploration activity in small geological structures in Los Chorrillos and to start other exploration in the southernmost extreme called Uribe section.

Natural gas supply contracts

The Argentine government has established regulations for both the export and internal natural gas markets which have affected Argentine producers’ ability to export natural gas under their contracts. YPF’s principal supply contracts are briefly described below.

We are currently committed to supply a daily quantity of 125 mmcf/d to the Methanex plant in Cabo Negro, Punta Arenas, in Chile (under four agreements which expire between 2017 and 2025). Pursuant to instructions from the Argentine government, deliveries were interrupted from 2007.

We have a 17-year contract (entered into in 1999 and subsequently modified) to supply 47 mmcf/d of natural gas to the Termoandes power plant located in Salta, Argentina. The natural gas comes from the Noroeste basin. This power plant provides power to a high voltage line running from Salta to Región II in Chile. We have recently renegotiated the terms of the contract, including the possibility of terminating it in 2013.

We currently have several supply contracts with Chilean electricity producers (through the Gas Andes pipeline linking Mendoza, Argentina to Santiago, Chile, which has a transportation capacity of 353 mmcf/d (designed capacity with compression plants)), including a 15-year contract (signed in 1998) to provide 63 mmcf/d to the San Isidro Electricity Company (Endesa) in Quillota, Chile (all of this plant’s natural gas needs), a 15-year contract (signed in 1999) to supply 20% of the natural gas requirements of the electricity company, Colbun (approximately 11 mmcf/d); and a 15-year contract (signed in 2003) to supply 35 mmcf/d to Gas Valpo, a distributor of natural gas in Chile. We also have a 21-year contract (entered into in 1999) to deliver 93 mmcf/d of natural gas to a Chilean distribution company that distributes natural gas to residential and industrial clients through a natural gas pipeline (with a capacity of 318 mmcf/d) connecting Loma La Lata (Neuquén, Argentina) with Chile. Finally, in Chile we also have natural gas supply contracts with certain thermal power plants in northern Chile utilizing two natural gas pipelines (with a carrying capacity of 300 mmcf/d each) connecting Salta, Argentina, to Northern Chile (Región II).

In Brazil, we had entered into a 20-year supply contract (signed in 2000) to provide 99 mmcf/d of natural gas to the thermal power plant of AES Uruguaiana Empreendimentos S.A. (AESU) through a pipeline linking Aldea Brasilera, Argentina, to Uruguayana, Brazil (with a capacity of 560 mmcf/d). See “Item 5. Update of Legal Proceedings—Argentina—Reserved, probable contingencies—Alleged defaults under natural gas supply contracts” and “Item 5. Update of Legal Proceedings—Argentina—Non-reserved, remote contingencies—Arbitration with AES Uruguaiana Empreendimentos S.A. (AESU), Companhia de Gàs do Estado do Río Grande do Sul (Sulgàs) and Transportadora de Gas del Mercosur S.A. (TGM)” in our September 30, 2010 Form 6-K. At the moment, YPF and Sulgàs are in arbitration according to the Rules of Arbitration and Conciliation of the International Chamber of Commerce (ICC).

Because of certain restrictions imposed by the Argentine government (see “—The Argentine natural gas market,” below), we could not meet our export commitments and were forced to declare force majeure under our natural gas export sales agreements, although certain counterparties have rejected our position. See “Item 5. Update of Legal Proceedings” in our September 30, 2010 Form 6-K and “Item 3. Recent Developments—Update of Legal Proceedings” in our February 2011 Form 6-K. As a result of actions taken by the Argentine authorities, through measures described in greater detail under “—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas,” we have been forced to reduce the export volumes authorized to be provided under the relevant agreements and permits as shown in the chart below:

Year	Maximum Contracted Volumes (MCV)(1)	Restricted Volumes(2)	Percentage of Restricted Volumes vs. MCV

	(mmcm)	(mmcm)
2007	5,979.1	3,682.0	61.6%
2008	5,995.5	4,460.8	74.4%
2009	5,920.0	2,835.5	47.9%
January to September 2010	4,577.7	2,823.4	61.7%

(1)	Reflects the maximum quantities committed under our natural gas export contracts. Includes all of our natural gas export contracts pursuant to which natural gas is exported to Chile and Brazil.
(2)	Reflects the volume of contracted quantities of natural gas for export that were not delivered.

The Argentine natural gas market

We estimate (based on preliminary reports of amounts delivered by transport companies) that natural gas consumption in Argentina totaled approximately 1,551 bcf in 2009 (approximately 1,178 bcf in the nine-month period ended September 30, 2010). We estimate that the number of users connected to distribution systems throughout Argentina amounted to approximately 7.4 million as of December 31, 2009 (approximately 7.5 million as of September 30, 2010). The average annual domestic consumption of natural gas has grown significantly over recent years up to 2009, driven by economic growth and low domestic price that commenced in 2002 following the currency devaluation.

In 2009, we sold approximately 32% of our natural gas to local residential distribution companies (approximately 50% in the nine-month period ended September 30, 2010), approximately 64% to industrial users (including Mega and Profertil) and power plants (approximately 48% in the nine-month period ended September 30, 2010), and approximately 4% in exports to foreign markets (principally Chile) (approximately 2% in the nine-month period ended September 30, 2010). Sales for the nine-month period ended September 30, 2010 are affected by increased consumption by residential consumers during winter months (June – August). During 2009, approximately 75% of our natural gas sales were produced in the Neuquina basin (approximately 75% in the nine-month period ended September 30, 2010). During the nine-month period ended September 30, 2010, our domestic natural gas sales volumes were 15% less than those in the same period in 2009, primarily because we reduced the resale of natural gas purchased from Bolivia.

On October 4, 2010, the Official Gazette published ENARGAS Resolution No. 1410/2010, which approves the “Procedimiento para Solicitudes, Confirmaciones y Control de Gas” setting new rules for natural gas dispatch applicable to all participants in the gas industry, imposing new and more severe restrictions to gas availability of producers. See “—Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas—Natural gas restrictions and domestic supply priorities.”

Argentine natural gas supplies

Most of our proved natural gas reserves in Argentina are situated in the Neuquina basin (approximately 77% as of December 31, 2009), which is strategically located in relation to the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most of the year. Accordingly, we believe that natural gas from this region has a competitive advantage compared to natural gas from other regions. The capacity of the natural gas pipelines in Argentina has proven in the past to be inadequate at times to meet peak-day winter demand, and there is no meaningful storage capacity in Argentina. Since privatization, local pipeline companies have added capacity, improving their ability to satisfy peak-day winter demand but no assurances can be given that this additional capacity will be sufficient to meet demand.

In order to bridge the gap between supply and demand, especially with respect to peak-day winter demand, the Argentine government has entered into gas import agreements. The Framework Agreement between the Bolivian and the Argentine governments (executed on June 29, 2006) provides for natural gas imports from Bolivia to Argentina to be managed by ENARSA. In May 2010, we accepted the offer made by ENARSA for the sale to us of a minimum amount of 2.5 mmcm/d of natural gas obtained by ENARSA from the Republic of Bolivia through May 1, 2011.

YPF provides regasification services to ENARSA. YPF has executed a Charter Party Agreement to provide and operate a regasification vessel, which is moored at the Bahía Blanca Port facilities. Using the vessel for the conversion of liquefied natural gas (LNG) into its gaseous state (which allows for the supply of up to 8 additional mmcm/d of natural gas), a volume of approximately 780 mmcm of natural gas has been injected into the pipeline linking to the national network, most of which was supplied during the peak demand period. The contractual regasification period (originally ending at the end of October 2009) has been extended pursuant to an Extension Agreement entered into by YPF and ENARSA (at the request of ENARSA) to secure the supply of natural gas to the domestic market over the time period starting on November 1, 2009 and ending on April 30, 2010. In accordance with the Extension Agreement, the 2010 regasification season began on May 1 and ended on October 30. During October, the contract that YPF signed with Excelerate Energy SRL, Excelerate Energy LP and ENARSA was extended, with the objective of continuing to give services of regasification from November 1 until April 30, 2011. The current success of the Bahía Blanca project in addition to the continued growth of the domestic demand encourages YPF and ENARSA to further analyze new alternatives to consolidate the position of LNG in the Argentina energy matrix. Both companies have agreed to constitute a joint venture (in which each company will hold a 50% working interest) to operate in Paranà de las Palmas river, near Escobar, in the Province of Buenos Aires, a new regasification project similar to the one operating in Bahía Blanca. Start up is expected by May 2011.

Natural gas transportation and storage capacity

Decree No. 180/2004 created two trust funds to help finance an expansion of the North Pipeline operated by Transportadora Gas del Norte S.A. (TGN), whose capacity increased by 1.8 mmcm/d (63.6 mmcf/d) in 2005, and an expansion of the San Martín Pipeline operated by Transportadora Gas del Sur S.A. (TGS), whose capacity increased by 2.9 mmcm/d (102.4 mmcf/d) in 2005. Both expansions are currently operating. In 2008, there was an additional expansion of approximately 67 mmcf/d in the pipelines operated by TGS, and additional works were completed in 2009. Additionally, during 2010, a new expansion of the San Martín pipeline (located in the Strait of Magellan and connected to compression plants in the mainland) with an increase in capacity of 5 mmcm/d (176.6 mmcf/d) was completed and is currently in operation.

Other investments and activities

Natural gas distribution

We currently hold through our subsidiary YPF Inversora Energética S.A. (“YPF Inversora Energética”) a 45.33% stake in Gas Argentino S.A. (“GASA”), which in turn holds a 70% stake in Metrogas S.A. (“Metrogas”), which is a natural gas distributor in southern Buenos Aires and one of the main distributors in Argentina. During 2009, Metrogas distributed approximately 23.6 mmcm of natural gas per day to 2 million customers in comparison with approximately 22.9 mmcm of natural gas per day distributed to 2 million customers in 2008.

The economic crisis that affected the country at the end of 2001 and beginning of 2002 caused a severe deterioration of the financial and operational situation of GASA. Thus the decision was made on March 25, 2002 to suspend payment of principal and interest on its entire financial debt. From then on, Metrogas’ management has focused on an efficient and rational use of its cash flow in order to be able to comply with all of the legal requirements agreed with the Argentine government with respect to its services. After negotiating a restructuring of the outstanding debt with its creditors, GASA reached and executed on December 7, 2005 an agreement (the Master Restructuring Agreement, or “MRA”) with its creditors, by which they would exchange debt for equity in GASA and/or Metrogas. After this exchange was completed, YPF Inversora Energética would hold a 31.7% stake in GASA. The MRA was presented to the Argentine National Antitrust Protection Board (Comisión Nacional de Defensa de la Competencia or “CNDC”) and ENARGAS and was subject to their approval as a condition precedent to the closing of the MRA. The MRA included a creditors’ option to terminate the agreement if the closing of the debt restructuring had not occurred by December 7, 2006. The MRA obtained ENARGAS’ approval but the CNDC’s approval was pending. On May 15, 2008, certain holders of the bonds communicated to YPF Inversora Energética that they were terminating the MRA. After the termination of the MRA, three different entities claiming to be holders of GASA bonds commenced four different judicial proceedings against GASA aiming to collect a total of US$46 million, including interest and fees, and one of them, Coolbrand LLC, started a separate proceeding (Coolbrand c/Gasa s/acción subrogatoria). On May 11, 2009, GASA was notified of a bankruptcy petition brought by Continental Energy Investment LLC. On May 19, 2009, GASA filed a voluntary reorganization petition (concurso preventivo), which was approved on June 8, 2009. On June 12, 2009, an official receiver was nominated. The period to verify credits ended on October 7, 2009, and on October 22, 2009, GASA filed its comments to such presentations. On November 19, 2009, the official receiver issued its report advising that the credits should be admitted. On February 10, 2010 the judge declared all the credits verified but for one presented by one of GASA’s advisors. GASA now has an exclusivity period to negotiate with the verified creditors. On March 12, 2010, GASA filed motions for review (incidentes de revisión) of credits verified by Coolbrand LLC, Amanda Venture, Latam Energy and Continental Energy. The filing of these motions does not suspend the voluntary reorganization petition. The judge established August 10, 2010 as the date to formally present GASA’s proposal to the creditors.

On July 7, 2010, GASA filed a judicial writ asking the judge to postpone the date to present GASA’s proposal to the creditors, according to the claims defined in Metrogas S.A.’s voluntary reorganization petition. On August 9, 2010 the judge decided, taking into consideration Metrogas S.A.’s voluntary reorganization petition, to modify and extend the date to present GASA’s proposal to the creditors to March 9, 2012. The official receiver and certain holders of the bonds appealed such resolution on August 19, 2010.

In 2006, Metrogas reached an agreement with its main creditors in order to restructure its financial debt and align its future financial commitments to the expected generation of funds. The main objective of the restructuring process was to modify certain terms and conditions included in its outstanding loans and negotiable agreements by adjusting interest rates and the amortization period so as to align them with the expected cash flow required for repayment of the indebtedness. Accordingly, on April 20, 2006, Metrogas entered into an out-of-court preventive agreement with creditors representing approximately 95% of its unsecured indebtedness, which became effective in May 2006. In October 2008, Metrogas executed an interim agreement (Acuerdo Transitorio) with the Unit for the Renegotiation and Analysis of Public Service Contracts (Unidad de Renegociación y Anàlisis de Contratos de Servicios Públicos, or “UNIREN”), including a limited tariff increase that is intended to fund certain projects that Metrogas is required to undertake. The government approved this agreement and it has been published in the Official Gazette on April 14, 2009 but it has not been implemented since the new tariff chart has not yet been issued. The negotiation of the general tariff of Metrogas (Acta Acuerdo de Renegociación Contractual Integral) with the UNIREN remains pending.

Metrogas’ financial condition continued to deteriorate in 2009. On June 17, 2010, the board of directors of Metrogas, following the advice of Metrogas’ external legal advisors and considering Metrogas’ inability to fulfill certain payment obligations, decided that Metrogas should file a voluntary reorganization petition (concurso preventivo), which was filed on such date.

On July 15, 2010 the judge approved the commencement of Metrogas’s voluntary reorganization proceedings. The period to file proof of claims ended on November 10, 2010 and Metrogas can categorize its creditors up to April 20, 2011. The judge also established March 9, 2012 as the date to formally present Metrogas’s proposal to the creditors.

On June 17, 2010, Metrogas was notified of the Resolution ENRG N° I-1260 dictated by ENARGAS, which determined the judicial intervention of the company for a 120-days term. Antonio Gómez was named Interventor of Metrogas. The resolution justifies the intervention decision on the filling of a voluntary reorganization petition by Metrogas, and states that the intervention shall control administration and disposition acts of Metrogas which can in any manner affect the regular gas distribution. Moreover, it orders the execution of due diligence and the determination of the value of all Metrogas assets.

On July 14, 2010, Metrogas appealed the Resolution ENRG N° I-1260 and asked for a preliminary order to cease the effects of the intervention. The request for a preliminary order was rejected on September 8, 2010.

As of both September 30, 2010 and December 31, 2009, YPF had an allowance for the total value of its investment in YPF Inversora Energética.

Refining and Marketing

Our Refining and Marketing activities included crude oil refining and transportation, and the marketing and transportation of refined fuels, lubricants, LPG, compressed natural gas and other refined petroleum products in the domestic wholesale and retail markets and certain export markets.

The Refining and Marketing segment is organized into the following divisions:

•	Refining and Logistic Division;

•	Refining Division

•	Logistic Division

•	Trading Division

•	Domestic Marketing Division; and

•	LPG General Division.

We market a wide range of refined petroleum products throughout Argentina through an extensive network of sales personnel, YPF-owned and independent distributors, and a broad retail distribution system. In addition, we export refined products, mainly from the port at La Plata. The refined petroleum products marketed by us include gasoline, diesel, jet fuel, kerosene, heavy fuel oil and other crude oil products, such as motor oils, industrial lubricants, LPG and asphalts.

Refining division

We wholly own and operate three refineries in Argentina:

•	La Plata refinery, located in the province of Buenos Aires;

•	Lujàn de Cuyo refinery, located in the province of Mendoza; and

•	Plaza Huincul refinery, located in the province of Neuquén (together referred as the “refineries”).

Our three wholly-owned refineries have an aggregate refining capacity of approximately 319,500 barrels per calendar day. The refineries are strategically located along our crude oil pipeline and product pipeline distribution systems. In 2009, our crude oil production, substantially all of which was destined to our refineries, represented approximately 78% of the total crude oil processed by our refineries. Through our stake in Refinor, we also own a 50% interest in a 26,100 barrel-per-calendar-day refinery located in the province of Salta, known as Campo Duràn.

During the nine-month period ended September 30, 2010, overall volumes of crude oil/feedstock processed decreased by 1.95% compared with the first nine months of 2009 (our refinery capacity utilization was 94.25%, compared to over 96.2% in the same period of 2009) due mainly to overhauls at our refineries, as well as the lower availability in the market of some specific crude oil (Medanito)

used by our refineries and for lubricants production in our La Plata refinery. Additionally, union conflicts with fishing workers affected the operations of Puerto Rosales, resulting in limited crude oil from the Golfo San Jorge basin.

The La Plata refinery is the largest refinery in Argentina, with a nominal capacity of 189,000 barrels of crude oil per calendar day. The refinery includes three distillation units, two vacuum distillation units, two catalytic cracking units, two coking units, a coker naphtha hydrotreater unit, a platforming unit, a gasoline hydrotreater, a diesel fuel hydrofinishing unit, an isomerization unit, an FCC (fluid cracking catalysts) naphtha splitter and desulfuration unit, and a lubricants complex. The refinery is located at the port in the city of La Plata, in the province of Buenos Aires, approximately 60 kilometers from the City of Buenos Aires. During the nine-month period ended September 30, 2010, the refinery processed approximately 177,806 barrels of crude oil per calendar day. The capacity utilization rate at the La Plata refinery for this period was 94.1%, similar to the same period of 2009. In 2009, the refinery processed approximately 172,400 barrels of crude oil per calendar day. The capacity utilization rate at the La Plata refinery for 2009 was 91.2%, 9.2% lower than in 2008. The crude oil processed at the La Plata refinery comes mainly from our own production in the Neuquina and Golfo San Jorge basins. Crude oil supplies for the La Plata refinery are transported from the Neuquina basin by pipeline and from the Golfo San Jorge basin by vessel, in each case to Puerto Rosales, and then by pipeline from Puerto Rosales to the refinery.

In October 2009, we commenced developing a detailed engineering project for a new Gasoil Hydrotreater Unit (HTG “B”), seeking to comply with Resolution 478/09, which requires companies to produce diesel fuel with a maximum level of sulfur of 500 parts per million, to be sold in large cities. As of September 30, 2010, the construction of the reactor and columns had commenced, and the compressor, feed pumps, vacuum system, ejectors, and additional equipment had been bought. The civil work in the refinery began in September 2010.

The construction of a new coker unit in La Plata Refinery has been approved to increase the coking capacity by 30% and to replace an old unit. This will allow higher utilization rates of refinery. The development of detailed engineering began in June 2010.

The Lujàn de Cuyo refinery has a nominal capacity of 105,500 barrels per calendar day, the third largest capacity among Argentine refineries. The refinery includes two distillation units, a vacuum distillation unit, two coking units, one catalytic cracking unit, a platforming unit, a Methyl TerButil Eter (“MTBE”) unit, an isomerization unit, an alkylation unit, a naphtha splitter, and hydrocracking and hydrotreating units. During the first nine months of 2010, the refinery processed approximately 101,600 barrels of crude oil per calendar day. During this period of 2010, the capacity utilization rate was 5.3% lower than the same period in 2009, reaching a rate of 96.3%. The maintenance overhaul performed at the FCC caused a reduction in the processing of crude for more than 30 days. The utilization rate was also affected by the lack of Medanito crude oil mentioned above. In 2009, the refinery processed approximately 107,500 barrels of crude oil per calendar day. In 2009, the capacity utilization rate was 3.3% higher than in 2008, reaching a rate of 101.9%. Because of its location in the western province of Mendoza and its proximity to significant distribution terminals owned by us, the Lujàn de Cuyo refinery has become the primary facility responsible for providing the central provinces of Argentina with petroleum products for domestic consumption. The Lujàn de Cuyo refinery receives crude supplies from the Neuquina and Cuyana basins by pipeline directly into the facility. Approximately 83% of the crude oil processed at the Lujàn de Cuyo refinery in 2009 (and 86.4% of the crude oil processed in this refinery in the first nine months of 2010) was produced by us. Most of the crude oil purchased from third parties comes from oil fields in Neuquén or in Mendoza.

In November 2010, we started up a new furnace in Topping III (in the Lujàn de Cuyo refinery) which replaced the three furnaces previously in operation. This has allowed us to increase the nominal capacity of the unit by 2,500 barrels per calendar day.

In order to comply with government regulations on sulfur specifications for fuels, which will become effective in the middle of 2012, the Lujàn de Cuyo refinery is developing two projects: a naphtha Hydrotreater Unit (HTN II) and a gasoil Hydrotreater Unit (HDS III). The developing basic engineering stage with respect to the first project has been completed, while the second consists in buying a used unit located in the Philippines.

The Plaza Huincul refinery, located near the town of Plaza Huincul in the province of Neuquén, has an installed capacity of 25,000 barrels per calendar day. During the nine-months period ended September 30, 2010, the refinery processed approximately 21,650 barrels of crude oil per calendar day. In this period, the capacity utilization rate was 5.1% lower than in the same period of 2009, reaching a rate of 86.7%. This decrease was mainly due to the maintenance overhaul of the distillation unit in January 2010. In 2009, the refinery processed approximately 23,400 barrels of crude oil per calendar day. In 2009, the capacity utilization rate was 15.4% lower than in 2008, reaching a rate of 93.6%. The only products currently produced commercially at the refinery are gasoline, diesel fuel and jet fuel, which are sold primarily in nearby areas and in the southern regions of Argentina. Heavier products, to the extent production exceeds local demand, are blended with crude oil and transported by pipeline from the refinery to La Plata refinery for further processing. The Plaza Huincul refinery receives its crude supplies from the Neuquina basin by pipeline. Crude oil processed at the Plaza Huincul refinery is mostly produced by us. In 2009, 26% of the refinery’s crude supplies were purchased from third parties, while in the nine-month period ended September 30, 2010, such purchases reached 23,4% of the refinery’s crude supplies.

At the end of 2009, we completed the construction of tanks and facilities for the reception and blending of biodiesel in order to facilitate compliance in the future with new specifications for diesel fuel as established pursuant to Law 26,093. See “—Domestic Marketing Division.” At the end of March 2010, the facility started to blend biodiesel in gasoil at 5% by volume.

During 1997 and 1998, each of our refineries were certified under ISO (International Organization for Standardization) 9001 (quality performance) and ISO 14001 (environmental performance). The Lujàn de Cuyo and Plaza Huincul refineries were also certified under OHSAS 18001 (security performance) in 1999 and 2009, respectively. Between 2007 and 2010, our refineries were recertified under ISO 9001:2000, ISO 14001:2004 and OHSAS 18001:2007.

Logistic division

Crude oil and products transportation and storage

As of September 30, 2010, we had available for our use a network of five major pipelines, two of which are wholly-owned by us. The crude oil transportation network includes nearly 2,700 kilometers of crude oil pipelines with approximately 640,000 barrels of aggregate daily transportation capacity of refined products. We have total crude oil tankage of approximately 7 mmbbl and maintain terminal facilities at five Argentine ports.

Information with respect to YPF’s interests in its network of crude oil pipelines is set forth in the table below:

From	To	YPF Interest	Length (km)		Daily Capacity (barrels per day)

Puesto Hernàndez	Lujàn de Cuyo refinery	100%	528		85,200
Puerto Rosales	La Plata refinery	100%	585		316,000
La Plata refinery	Dock Sud	100%	52		106,000
Brandsen	Campana	30%	168		120,700
Puesto Hernàndez/ P. Huincul/Allen	Puerto Rosales	37%	888	(1)	232,000
Puesto Hernàndez	Concepción (Chile)	(2)	428	(3)	114,000

(1)	Includes two parallel pipelines of 513 kilometers each from Allen to Puerto Rosales, with a combined daily throughput of 232,000 barrels.
(2)	We hold a 36% interest in Oleoducto Transandino Argentina S.A., which operated the Argentine portion of the pipeline, and a 18% interest in Oleoducto Transandino Chile S.A., which operated the Chilean portion of the pipeline.
(3)	This pipeline ceased operating on December 29, 2005.

We own two crude oil pipelines in Argentina. One connects Puesto Hernàndez to the Lujàn de Cuyo refinery (528 kilometers), and the other connects Puerto Rosales to the La Plata refinery (585 kilometers) and extends to Shell’s refinery in Dock Sud at the Buenos Aires port (another 52 kilometers). We also own a plant for the storage and distribution of crude oil in the northern province of Formosa with an operating capacity of 19,000 cubic meters, and two tanks in the city of Berisso, in the province of Buenos Aires, with 60,000 cubic meters of capacity. We own 37% of Oleoductos del Valle S.A., operator of an 888-kilometer pipeline network, its main pipeline being a double 513 kilometer pipeline that connects the Neuquina basin and Puerto Rosales.

As of September 30, 2010, we held, through Oleoducto Transandino Argentina S.A. and Oleoducto Transandino Chile S.A., an interest in the 428-kilometer Transandean pipeline, which transported crude oil from Argentina to Concepción in Chile. This pipeline ceased operating on December 29, 2005, as a consequence of the interruption of oil exports resulting from decreased production in the north of the province of Neuquén. The assets related to this pipeline were reduced to their recovery value.

As of September 20, 2010, we also owned 33.15% of Terminales Marítimas Patagónicas S.A., operator of two storage and port facilities: Caleta Córdova (province of Chubut), which has a capacity of 314,000 cubic meters, and Caleta Olivia (province of Santa Cruz), which has a capacity of 246,000 cubic meters. We also had a 30% interest in Oiltanking Ebytem S.A., operator of the maritime terminal of Puerto Rosales, which has a capacity of 480,000 cubic meters, and of the crude oil pipeline that connects Brandsen (60,000 cubic meters of storage capacity) to the ESSO refinery in Campana (168 km), in the province of Buenos Aires.

In Argentina, we also operate a network of multiple pipelines for the transportation of refined products with a total length of 1,801 kilometers. As of September 20, 2010, we also owned 16 plants for the storage and distribution of refined products with an approximate aggregate capacity of 1,023,122 cubic meters. Three of these plants are annexed to the refineries of Lujàn de Cuyo, La Plata and Plaza Huincul. Ten of these plants have maritime or river connections. We operated 53 airplane refueling facilities (40 of them are wholly-owned) with a capacity of 24,000 cubic meters, own 27 trucks, 112 suppliers and 16 dispensers as of such date. These facilities provide a flexible countrywide distribution system and allow us to facilitate exports to foreign markets, to the extent allowed pursuant to government regulations. Products are shipped mainly by truck, ship or river barge.

In January 2010, we completed the construction of tanks and facilities for the reception and blending of ethanol in the storage plants of Lujàn de Cuyo, Montecristo and San Lorenzo, in order to facilitate compliance with the new specifications for gasoline set forth by Law 26,093. As of September 30, 2010, YPF produced this blending in the storage plants of Lujàn de Cuyo, Montecristo and San Lorenzo. Similar construction work in the rest of our plants is expected to be finished during 2011.

Domestic marketing division

Through our Marketing Division, we market gasoline, diesel fuel, LPG and other petroleum products to the retail, agricultural and industrial segments of the market.

As of September 30, 2010, the Marketing Division’s sales network in Argentina included 1,624 retail service stations (compared to 1,632 at December 31, 2009), of which 95 are directly owned by us, and the remaining 1,529 are affiliated service stations. Operadora de Estaciones de Servicio S.A. (“OPESSA”), our wholly-owned subsidiary, operated 170 of our retail service stations, 82 of which are directly owned by us, 25 of which are leased to ACA (Automóvil Club Argentino), and 63 of which are leased to independent owners as of such date. We will continue our efforts to improve our service stations network through the incorporation of stations in premium locations. In addition, we have a 50% interest in Refinor, company dedicated to the refining, processing of gas and which operated 70 retail service stations as of September 30, 2010.

During the nine months ended September 30, 2010, we have developed and implemented a new design image in service stations. We will continue to deploy this new image during 2011. Fuel sales is complemented by a development of convenience stores (“Full YPF” or “Full Express YPF”) and an oil change service (“YPF Boxes”).

According to our latest internal estimates, as of September 30, 2010, we were the main retailer in Argentina, with 31% of the country’s service stations, followed by Shell, Petrobras, and ESSO with shares of 15.4%, 12.8% and 10.6%, respectively. As of December 31, 2009, our points of sale accounted for 30.9% of the Argentine market. During the nine months ended September 30, 2010, our market share in diesel fuel and gasoline, marketed in all segments, slightly decreased from 57.4% as of December 31, 2009 to 56.4% as of September 30, 2010, according to our analysis of data provided by the Argentine Secretariat of Energy.

“Red XXI” marketing program, released in October 1997, has significantly improved operational efficiency. This program provides us performance data for each station online and connects most of our network of service stations. As of September 30, 2010, 1,456 stations were linked to the Red XXI network system.

Our commercial training program (Escuela Comercial YPF) is focused on performance, employability, operational excellence and customer satisfaction. Escuela Comercial YPF is aligned with our business strategy to promote a sense of belonging and common vision shared by all the members of our business chain. During the first nine months of 2010, a total of 1,823 persons pertaining to the 170 independently operated service stations completed 76,000 hours of training; 26,900 hours of which were dedicated to the formation of trainers in over 1,600 service stations of our network. 979 members of the different parts of our business chain (including marketing representatives, operators and brand distributors) went through 17,800 hours of training. Additionally, beginning in the last months of 2010, and during 2011, staff groups catering to the industrial and agro-industrial segments, will be actively incorporated in the training activities.

YPF-owned service stations have established a quality standard superior to the ISO standards. This model was developed during 2008 and 2009, and was implemented during 2010. This model will be adapted to be included in the affiliated service station operators guide in the future. YPF-owned gas service stations have been certified under ISO 14000 standards for the past ten years, and a small number of such service stations have been certified under OHSAS 18001 and ISO 22000 in the past three years.

Our specialties unit has an integral management system, which is ISO 9001, TS16949, ISO14001 and OHSAS 18001 certified, and which includes design, production, storage, distribution and technical support for lubricants, asphalts and paraffin.

Our sales to the agro-industrial sector are principally conducted through a network of 114 distribution bases, eight of which are owned by as and are identified as “YPF Directo”. Through this network we sell fertilizers, oil, lubricants, agrochemicals, and “silobolsa” among other products, offering a comprehensive portfolio to the producer. Sales to transportation, industrial, and mining sectors are made primarily through our direct sales efforts. The main products sold in the domestic wholesale market include diesel fuel, fuel oil, lubricants and specialties. Sales to the aviation sector are made directly by us. The products sold in this market are jet fuel and aviation gasoline. Our specialties unit, is responsible for the distribution of a wide variety of products, including lubricants, greases, asphalt, paraffin, base lubricants, decanted oil, carbon dioxide and coke for the local and export markets.

During the nine-month period ended September 30, 2010, our lubricants and specialties sales to domestic markets increased by approximately 26% compared to the same period in 2009. We export lubricants to eight countries. Sales to export markets increased by approximately 5.5% from Ps.160 million in the nine-month period ended September 30, 2009 to Ps.168 million in the same period of 2010. During the first nine months of 2010, total lubricants sales increased by 18%, total asphalt sales decreased by 4% and total specialties sales increased by 38%. Our lubricants and specialties unit followed a strategy of differentiation allowing it to capture and maintain the leading position in the Argentinean market. Our market share as of September 30, 2010 was 37.4%, compared to 36.4% as of December 31, 2009, according to our latest internal estimates. Lead domestic automotive manufacturers Ford, Grupo Volkswagen (VW, Audi, Seat), Scania, Porsche, Subaru and General Motors, exclusively use and recommend YPF-branded lubricant products.

Continuing with our commitment to the environment and the development of alternative fuels, we completed the bioenergy program 2007-2010. This program of research and development at a national level was developed together with the “Universidad Nacional de Cuyo” and other governmental entities, growing experimental crops for the production of biofuels, aimed at promoting development in Argentina’s regional economies, and is currently still in a phase of definition of the future lines of work. Our main objective in the field of biofuels is to ensure the needs of biofuel for the domestic market and to build partnerships for the research and development of alternative energy sources including second generation biofuels. Pursuant to law 26,093, effective since the first quarter of 2010, we began to supply the market with fossil fuels mixed with biodiesel and bioethanol in the proportions determined by the relevant authority throughout the country.

LPG general division

Production

We are one of the largest LPG producers in Argentina, with a yearly production of 534,643 tons in 2009 (not including production of LPG destined for petrochemical usage). During the first nine months of 2010, we produced 392,362 tons of LPG.

We also have a 50% interest in Refinor, a jointly-controlled company, which produced 323,945 tons of LPG in 2009 (221,752 tons in the nine-month period ended September 30, 2010).

LPG marketing

We sell LPG to the foreign market, the domestic wholesale market and to distributors that supply the domestic retail market. The LPG general division does not directly supply the retail market and such market is supplied by Repsol YPF Gas, which is not a YPF company.

Chemicals

Petrochemicals are produced at our petrochemical complexes in Ensenada and Plaza Huincul, as well as in Bahía Blanca, where Profertil’s petrochemical complex is located.

Our petrochemical production operations in Ensenada are closely integrated with our refining activities (La Plata refinery). This close integration allows for a flexible supply of feedstock, the efficient use of byproducts (such as hydrogen) and the supply of aromatics to increase gasoline octane levels.

The main petrochemical products and production capacity per year are as follows:

Capacity

(tons per year)
Ensenada:
Aromatics
BTX (Benzene, Toluene, Mixed Xylenes)	244,000
Paraxylene	38,000
Orthoxylene	25,000
Cyclohexane	95,000
Solvents	66,100
Olefins Derivatives
MTBE	60,000
Butene I	25,000
Oxoalcohols	35,000
TAME	105,000
LAB/LAS
LAB	52,000
LAS	25,000
Polybutenes
PIB	26,000
Maleic
Maleic Anhydride	17,500
Plaza Huincul:
Methanol	411,000
Bahía Blanca(1):
Ammonia/Urea	933,000

(1)	Corresponds to our 50% interest in Profertil.

Natural gas, the raw material for methanol, is supplied by our upstream unit. The use of natural gas as a raw material allows us to monetize reserves, demonstrating the integration between the petrochemical and the upstream units.

We also use high carbon dioxide-content natural gas in our methanol production, allowing us to keep our methanol plant working at 50% of its production capacity during the winter period.

The raw materials for petrochemical production in Ensenada, including virgin naphtha, propane, butane and kerosene, are supplied mainly by the La Plata refinery.

In the nine-month periods ended September 30, 2010 and 2009, 80.4% and 73%, respectively, of our petrochemicals sales (including propylene) were made in the domestic market. Petrochemicals exports are destined to Mercosur countries, the rest of Latin America, Europe, and the United States.

We also participate in the fertilizer business directly and through Profertil, our 50%-owned subsidiary. Profertil is jointly controlled by us and Agrium (a worldwide leader in fertilizers), that produces urea and ammonia and started operations in 2001.

Our Ensenada petrochemical plant was certified under ISO 9001 in 1996 and recertified in June 2010 (version 2008). The La Plata petrochemical plant was certified under ISO 14001 in 2001 and recertified (version 2004) in June 2010. The plant was also certified under OHSAS 18001 in 2005 and recertified in June 2010(version 2007). For the periods 2008 and 2009, the plant also certified the inventory of CO2 emissions under ISO 14064:1. The laboratory of our Ensenada petrochemical plant was certified under ISO 17025 (Version 2005) in 2005 and recertified in 2008.

Our Methanol plant was certified under ISO 9001 (version 2000) in December 2001, and recertified in June 2010 (version 2008), under ISO 14001 (Version 2000) in October 2007 and OHSAS 18001 in December 2008.

During 2009, an investment project was approved to increase our aromatics capacity by 50%. Total investment is estimated to be U.S.$348 million, which would include the installation of a Continuous Catalytic Reforming unit (CCR) at the Ensenada Industrial Complex. Start up is expected by the second half of 2012. New production is expected to meet the growing demand of high octane gasoline in the local market, while at the same time the CCR is expected to provide hydrogen to the new Hydrotreater Unit in our La Plata Refinery.

Research and Development

We have a research and development facility in La Plata, Argentina. YPF pursues an active policy of cooperation with technology centers and universities in the public and private sector, nationally and internationally. Our budget for such cooperation arrangements was approximately U.S.$1 million in 2009. Two important research and development (R&D) projects were partly subsidized by Fontar (the Argentine Technology Fund).

Uncertainty about what will be the dominant technologies in the future, prospective R&D results, business cycles and cost reduction stresses at low points in the cycle have led YPF to develop a Strategic Technology Plan as part of its business strategy. The plan covers all parts of the company’s business: exploration and production of hydrocarbons, the natural gas value chain, oil refinery and its derivatives and petrochemicals, in addition to avenues for future diversification in energy use and production including the use of biofuels and electric transport.

The R&D projects and activities apply to the entire value chain of the business, including exploration of new deposits of crude or gas, extraction and conditioning for transportation, transformation and manufacture of products at industrial complexes, and distribution to the end customer. In 2009, our technology unit allocated approximately U.S.$8.8 million to R&D activities, of which approximately 10% was allocated to cooperation with technology centers. Our management has decided to increase amounts allocated to this budget for the next years.

R&D efforts are also focused on the development of enhanced oil recovery technologies, for the increased recovery of oil from fields in decline. Furthermore, the exploration of hydrocarbons of non-traditional or unconventional sources, in respect of which worldwide reserves are estimated to be superior to those hitherto exploited, remains one of YPF’s greatest R&D challenges, requiring the development and application of special technologies.

With respect to the refinery and marketing of petroleum products, we apply our technological knowledge to optimize refinery operations and improve product quality, with a strong focus on achieving energy efficiency and environmental improvements.

With respect to petrochemicals, technological development activities are mainly directed toward the development of new products with higher added value, such as special solvents, fertilizers and several agricultural products which use sulphur extracted from fuels.

YPF works in cooperation with the R&D activities of Repsol YPF, to carry out development programs of mutual interest including prospects for new opportunities arising out of the long term evolution of the primary technologies used within the energy sector. These include bioengineering, future combustion engines, electric transport, the use of hydrogen as an energy carrier, renewable energy and the capture and storage of CO2. These studies allow us and Repsol YPF to develop new capabilities and plan our future activities.

Competition

The deregulation and privatization process created a competitive environment in the Argentine oil and gas industry. In our Exploration and Production business, we encounter competition from major international oil companies and other domestic oil companies in acquiring exploration permits and production concessions. Our Exploration and Production business may also encounter competition from oil and gas companies created and owned by certain Argentine provinces, including La Pampa, Neuquén and Chubut, as well as from ENARSA, the Argentine state-owned energy company, especially in light of the transfer of certain hydrocarbon properties to ENARSA and the Argentine provinces in 2007. See “—Regulatory Framework and Relationship with the Argentine Government—Overview” and “—Regulatory Framework and Relationship with the Argentine

Government—Law No. 26,197.” In our Refining and Marketing and Chemicals businesses, we face competition from several major international oil companies, such as ESSO (a subsidiary of ExxonMobil), Shell and Petrobras, as well as several domestic oil companies. In our export markets, we compete with numerous oil companies and trading companies in global markets.

We operate in a dynamic market in the Argentine downstream industry and the crude oil and natural gas production industry. Crude oil and most refined products prices are subject to international supply and demand and Argentine regulations and, accordingly, may fluctuate for a variety of reasons. Some of the prices in the internal market are controlled by local authorities. See “—Regulatory Framework and Relationship with the Argentine Government.” Changes in the domestic and international prices of crude oil and refined products have a direct effect on our results of operations and on our levels of capital expenditures. See “Item 1. Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—Oil and gas prices could affect our level of capital expenditures” in our February 2011 Form 6-K.

Environmental Matters

YPF-Argentine operations

Our operations are subject to a wide range of laws and regulations relating to the general impact of industrial operations on the environment, including emissions into the air and water, the disposal or remediation of soil or water contaminated with hazardous or toxic waste, fuel specifications to address air emissions and the effect of the environment on health and safety. We have made and will continue to make expenditures to comply with these laws and regulations. In Argentina, local, provincial and national authorities are moving towards more stringent enforcement of applicable laws. In addition, since 1997, Argentina has been implementing regulations that require our operations to meet stricter environmental standards that are comparable in many respects to those in effect in the United States and in countries within the European Community. These regulations establish the general framework for environmental protection requirements, including the establishment of fines and criminal penalties for their violation. We have undertaken measures to achieve compliance with these standards and are undertaking various abatement and remediation projects, the more significant of which are discussed below. We cannot predict what environmental legislation or regulation will be enacted in the future or how existing or future laws will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could require additional expenditures in the future by us, including for the installation and operation of systems and equipment for remedial measures, and could affect our operations generally. In addition, violations of these laws and regulations may result in the imposition of administrative or criminal fines or penalties and may lead to personal injury claims or other liabilities.

In 2009, we continued making investments in order to comply with new Argentine fuel specifications that are scheduled to come into effect gradually through 2016, pursuant to Resolution No. 1283/06 (amended by Resolution No. 478/2009) of the Argentine Secretariat of Energy (which replaces Resolution No. 398/03) relating to, among other things, the purity of diesel fuels. In addition, we have completed basic engineering packages and began detailed engineering studies for the construction of diesel fuel oil desulphuration units at La Plata and Lujàn de Cuyo refineries and FCC naphtha desulphuration unit in Lujàn de Cuyo refinery. These projects have been delayed due to the postponement of the implementation of the fuel specification regulations, but must be completed by July 2012. Construction strategies oriented to meet the July 2012 deadline have been adopted by us. In La Plata refinery, an FCC Naphtha Hydrotreater unit to reduce sulphur in gasoline was completed in 2007 and began operating in 2008.

The basic engineering packages and detailed engineering studies for projects related to biofuels, such as the addition of bioethanol to gasoline and Fatty Acid Methyl Esters (FAME) to diesel, were developed during 2008. In 2009, bioethanol facilities at several terminals were installed and operational by the end of the same year. Also in 2009, investments were made in projects in La Plata, Lujàn de Cuyo and Plaza Huincul refineries to enable the addition of FAME to diesel, and all of them were operational by the beginning of 2010. These projects will enable YPF to comply with governmental requirements and to enter into the renewable energy sources market.

In 2009, we approved a plan to comply with the above-mentioned motor fuels quality environmental specifications. This plan contemplates investments of approximately U.S.$710 million between 2010 and 2012.

At each of our refineries, we are performing, on our own initiative, remedial investigations and feasibility studies and pollution abatement projects, which are designed to address liquid effluent discharges and air emissions. In addition, we have implemented an environmental management system to assist our efforts to collect and analyze environmental data in our upstream and downstream operations.

Also, as part of our commitment to satisfying domestic demand for fuels and meeting high environmental standards, we have initiated the construction of a Plant Continuous Catalytic Reformer (CCR) which will imply an investment of approximately U.S.$348 million. The above plant will use the latest technology available worldwide to perform chemical processes which will involve improvements in productivity, safety and environmental standards. We estimate that the project will require approximately 3 years. The production system will produce about 200,000 additional tons of aromatics that can be used as octane enhancers for gasoline and automotive applications. Additionally, it will increase the hydrogen production in approximately 15,000 tons which will feed the fuel hydrogenation processes for increasing the fuel quality and reduce the sulfur content, further reducing the environmental impact of internal combustion engines.

In addition to the projects related to the new fuel specification standards mentioned above, we have begun to implement a broad range of environmental projects in the domestic Exploration and Production and Refining and Marketing and Chemicals segments.

Capital expenditures associated with domestic Exploration and Production environmental projects during 2009 were approximately U.S.$89.3 million and included expenditures relating to Health, Safety and Environment management systems, waste management, energy efficiency, biodiversity plans, remediation of well sites, tank batteries’ integrity and remediation of oil spills in the gathering systems of fields. Expenditures will also be made to improve technical assistance and training, and to establish environmental contamination remediation plans, air emissions monitoring plans and ground water investigation and monitoring programs.

We and several other industrial companies operating in the La Plata area have entered into a community emergency response agreement with three municipalities and local hospitals, firefighters and other health and safety service providers to implement an emergency response program. This program is intended to prevent damages and losses resulting from accidents and emergencies, including environmental emergencies. Similar projects and agreements were developed at other refineries and harbor terminals as well.

In 1991, we entered into an agreement (Convenio de Cooperación Interempresarial, or “CCI”) with certain other oil and gas companies to implement a plan to reduce and assess environmental damage resulting from oil spills in Argentine surface waters to reduce the environmental impact of potential oil spills offshore. This agreement involves consultation on technological matters and mutual assistance in the event of any oil spills in rivers or at sea due to accidents involving tankers or offshore exploration and production facilities.

Regarding climate change, as a part of Repsol YPF, YPF has actively contributed to Repsol YPF’s climate change strategies since 2002. Within Repsol YPF’s efforts on climate change, YPF is working on the following:

•	actively promoting the identification and pursuit of opportunities to reduce greenhouse gas emissions within our operations;

•	intensifying the execution of internal projects for generating credits under the relevant clean development mechanisms through the efficient use of resources, contributing to the transfer of technology and to the sustainable development of Argentina;

•	collaborating with competent authorities, in particular the Argentine Clean Development Mechanism Office (“OAMDL”);

•	in July 2007, the United Nations Clean Development Mechanism Executive Board approved the methodology proposed by YPF for the recovery of waste gases from refinery flares, based on a project that is being developed at La Plata Industrial Complex. With its approval, the AM0055 “Baseline and Monitoring Methodology for the recovery and utilization of waste gas in refinery facilities” may serve as a reference for other companies in the sector. We registered this project with the United Nations in December 2010;

•	undertaking third party verifications of CO2 emissions inventories of the refining and chemical operations according to the ISO 14064 standard. The inventory has been successfully verified in the Ensenada Industrial Complex since 2008 and, in 2010, the verification process commenced in the La Plata and Lujàn de Cuyo refineries;

•	OAMDL approved a project of flare gas recovery and utilization at Lujàn de Cuyo refinery; we expect to achieve the approval of the United Nations in the first semester of 2011;

•	verification of emissions reductions in our refining operations according to the ISO 14064 standard.

Our estimated capital expenditures and future investments are based on currently available information and on current laws, and new information or future changes in laws or technology could cause a revision of such estimates. In addition, while we do not expect environmental expenditures to have a significant impact on our future results of operations, changes in management’s business plans or in Argentine laws and regulations may cause expenditures to become material to our financial position, and may affect results of operations in any given year.

YPF Holdings—Operations in the United States

Laws and regulations relating to health and environmental quality in the United States affect YPF Holdings’ operations in the United States. See “—Regulatory Framework and Relationship with the Argentine Government—U.S. Environmental Regulations.”

In connection with the sale of Diamond Shamrock Chemicals Company (“Chemicals”) to a subsidiary of Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus Energy Corporation (“Maxus”) agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business and activities of Chemicals prior to the September 4, 1986 closing date (the “Closing Date”), including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date.

In addition, under the agreement pursuant to which Maxus sold Chemicals to Occidental, Maxus is obligated to indemnify Chemicals and Occidental for certain environmental costs incurred on projects involving remedial activities relating to chemical plant sites or other property used to conduct Chemicals’ business as of the Closing Date and for any period of time following the Closing Date which relate to, result from or arise out of conditions, events or circumstances discovered by Chemicals and as to which Chemicals provided written notice prior to September 4, 1996, irrespective of when Chemicals incurs and gives notice of such costs.

Tierra Solutions Inc. (“Tierra”) was formed to deal with the results of the alleged obligations of Maxus, as described above, resulting from actions or facts that occurred primarily between the 1940s and 1970s while Chemicals was controlled by other companies.

See “Item 5. Update of Legal Proceedings—YPF Holdings” in our September 30, 2010 Form 6-K and “Item 3. Recent Developments—Update of Legal Proceedings” in our February 2011 Form 6-K for a description of environmental matters in connection with YPF Holdings.

Property, Plant and Equipment

Most of our property, consisting of interests in crude oil and natural gas reserves, refineries, storage, manufacturing and transportation facilities and service stations, is located in Argentina. We also own property in the United States. See “—Exploration and Production—Principal properties.”

There are several classes of property which we do not own in fee. Our petroleum exploration and production rights are in general based on sovereign grants of concession. Upon the expiration of the concession, our exploration and production assets associated with the particular property subject to the relevant concession revert to the government. In addition, as of December 31, 2009, we leased 89 service stations to third parties and also had activities with service stations that are owned by third parties and operated by them under a supply contract with us for the distribution of our products.

Insurance

The scope and coverage of the insurance policies and indemnification obligations discussed below are subject to change, and such policies are subject to cancellation in certain circumstances. In addition, the indemnification provisions of certain of our drilling, maintenance and other services contracts may be subject to differing interpretations, and enforcement of those provisions may be limited by public policy and other considerations. We may also be subject to potential liabilities for which we are not insured or in excess of our insurance coverage, including liabilities discussed in “Item 1. Risk Factors—The oil and gas industry is subject to particular economic and operational risks,” “Item 1. Risk Factors—We may incur significant costs and liabilities related to environmental, health and safety matters” and “Item 1. Risk Factors—We may not have sufficient insurance to cover all the operating hazards that we are subject to” in our February 2011 Form 6-K.

Argentine operations

We insure our operations against risks inherent in the oil and gas industry, including loss of or damage to property and our equipment, control-of-well incidents, loss of production or profits incidents, removal of debris, sudden and accidental pollution, damage and clean up and third-party claims, including personal injury and loss of life, among other business risks. Our insurance policies are typically renewable annually and generally contain policy limits, exclusions and deductibles.

Our insurance policy covering our Argentine operations provides third party liability coverage up to U.S.$400 million per incident, with varying deductibles of between U.S.$0.1 million and U.S.$1 million, in each case depending on the type of incident. Certain types of incidents, such as intentional pollution and gradual and progressive pollution, are excluded from the policy’s coverage. The policy’s coverage extends to control-of-well incidents, defined as an unintended flow of drilling fluid, oil, gas or water from the well that cannot be contained by equipment on site, by increasing the weight of drilling fluid or by diverting the fluids safely into production. Our policy provides coverage for third-party liability claims relating to pollution from a control-of-well event ranging from U.S.$75 million for certain onshore losses and a maximum combined single limit of U.S.$250 million for offshore losses.

Our insurance policy also covers physical loss or damage in respect of, but not limited to, onshore and offshore property of any kind and description (whether upstream or downstream), up to U.S.$1,000 million per incident, with varying deductibles of between U.S.$1 million and U.S.$6.75 million, including loss of production or profits with deductibles of 60 days for downstream operations with a minimum deductible of U.S.$20 million for upstream operations.

Argentine regulations require us to purchase from specialized insurance companies (Aseguradoras de Riesgos de Trabajo – ART) insurance covering the risk of personal injury and loss of life of our employees. Our insurance policies cover medical expenses, lost wages and loss of life, in the amounts set forth in the applicable regulations. These regulatory requirements also apply to all of our contractors.

We have adopted a position in agreements entered into with contractors that provide drilling services, well services or other services to our exploration and production operations (“E&P Services Agreements”), whereby contractors are generally responsible for indemnifying us to varying degrees for certain damages caused by their personnel and property above the drilling surface. Similarly, we are generally responsible under our drilling contracts to indemnify our contractors for any damages caused by our personnel and property above the drilling surface.

We typically assume responsibility for indemnifying our contractors for any loss or liability resulting from damages caused below the surface provided that such damages below the surface have not been caused by the negligence of the contractor in which case the contractor shall be liable up to a limited amount agreed by the parties in the E&P Services Agreements.

E&P Services Agreements usually establish that contractors are responsible for pollution or contamination including clean-up costs and third party damages caused above the surface by the spill of substances under their control, provided that the damage has been caused by the negligence or willful misconduct of the contractor. In the event of pollution or contamination produced below the surface, contractors shall also typically be liable for damages caused due to the contractor’s negligence or willful misconduct. However, in this last case the damages are also usually limited to an amount agreed upon by the parties in the E&P Services Agreement.

We are also partners in several joint ventures and projects that are not operated by us. Contractual provisions, as well as our obligations arising from each agreement, can vary. In certain cases, insurance coverage is provided by the insurance policy entered into by the operator, while in others, our risks are covered by our insurance policy covering our Argentine operations. In addition, in certain cases we may contract insurance covering specific incidents or damages which are not provided for in the operator’s insurance policy. We also retain the risk for liability not indemnified by the field or rig operator in excess of our insurance coverage.

With respect to downstream servicing contracts, contractors are usually responsible for damages to their own personnel and caused by them to third parties and they typically indemnify us for damages to equipment. A mutual hold-harmless provision for indirect damages such as those resulting from loss of use or loss of profits is normally included.

Gulf of Mexico operations

Our operations in the Gulf of Mexico currently include only our 15% working interest, through our subsidiary Maxus U.S. Exploration Company, in the Neptune field, which is operated by BHP Billiton. Our Gulf of Mexico operations are insured under a policy similar to that described above for our Argentine properties, with certain differences that are addressed below.

Our Gulf of Mexico operations insurance policy provides coverage for property damage, operator’s extra expenses, loss of production and third party liability, subject to certain customary exclusions such as property damage resulting from wear and tear and gradual deterioration. The following limits and deductibles are applicable to our insurance coverage:

•	Physical loss or damage to owned property and equipment is limited to U.S.$772 million (100%), with deductibles ranging from U.S.$0.75 million (100%) to U.S.$1.25 million (100%), and U.S.$10 million (100%) in respect of windstorms;

•	Loss of production is covered up to a limit of U.S.$35 million (15%) with a deductible of 60 days of production (90 days in respect of windstorms);

•	Coverage for operator’s extra expenses is subject to a limit of U.S.$250 million (100%) per incident, with a U.S.$1 million deductible (100%) (U.S.$10 million (100%) in respect of incidents related to windstorms). Our control-of-well insurance mainly covers expenses incurred on account of bringing or attempting to bring under control a well that is out of control or extinguishing a well fire, including but not limited to the value of materials and supplies consumed in the operation, rental of equipment, fees of individuals, firms or corporations specializing in fire fighting and/or the control of wells, deliberate well firing, and cost of drilling direction relief well(s) necessary to bring the well(s) under control or to extinguish the fire and excludes bodily injury, damage to property of others and loss of hole (except in respect of certain costs incurred in re-drilling and/or recompletion as a result of an occurrence). For the purpose of this insurance, a well shall be deemed to be out of control only when there is an unintended flow from the well of drilling fluid, oil, gas or water (1) which flow cannot promptly be (a) stopped by use of the equipment on site and/or the blowout preventor, storm chokes or other equipment; or (b) stopped by increasing the weight by volume of drilling fluid or by use of the other conditioning materials in the well; or (c) safely diverted into production; or (2) which flow is deemed to be out of control by the appropriate regulatory authority.

•	Third party liability coverage arising from personal injury and loss of life, which extends to our employees, contractors and unaffiliated third party individuals, is limited to U.S.$266 million (100%), with a deductible of U.S.$66.7 thousand (100%).

According to the procedures applicable to the Neptune field consortium, its operator shall use its best efforts to require contractors to carry insurance coverage for worker compensation, employers liability, commercial general liability and automobile liability. To our knowledge, based solely on inquiries made to the operator, this policy is applicable to all contracts and a majority of contractors carry such insurance. Contractors providing aircraft and watercraft are required to provide further insurance cover relevant to this activity. In addition, our own insurance policy covers risks of physical loss or damage incurred as a result of negligence by any contractor to supplies and equipment of every kind and description incidental to our operations, including, among others, materials, equipment, machinery, outfit and consumables, in each case as defined in our insurance contract and with the deductibles and exclusions specified therein. The consortium or operator, as applicable, is responsible for indemnifying a contractor for damages caused by its personnel and property. The operator or consortium, as applicable, is also responsible for indemnifying contractors for certain losses and liabilities resulting from pollution or contamination.

Remediation Plans for our Offshore Operations

The offshore fields operated by us as well as those in which we have a working interest have in place a Health, Safety, Environmental and Community (“HSEC”) management plan to address risks associated with the project. In addition, all drilling projects that we operate or in which we have a working interest have in place an Emergency Response Plan (“ERP”), including response plans for oil spills.

The HSEC management plans in place at facilities operated by us include ERPs for an oil spill or leak, and these ERPs are regularly assessed for adequacy in light of available information and technical developments. We review our HSEC management plans for our drilling projects on a regular basis to seek to ensure that appropriate measures are in place for every phase of the project.

Malvinas

We are currently in the planning stage for a deep water project named Malvinas, located in blocks CAA40/CAA46 and situated in Argentinean waters. Our HSEC management plan for this project includes an ERP for an oil spill. We also have in place an Oil Spill Response Plan (OSRP) the priority of which is to protect human health and the environment in the event of an oil spill or leak. The OSRP sets forth the response measures, assignment of responsibilities and resources available in the case of an oil spill or leak, and seeks to minimize its impact by establishing control, containment, clean up and recovery procedures, as well as restitution and mitigation procedures to the extent applicable. The overall clean up and recovery procedures would be managed by an Argentine company contracted by us and authorized by the relevant government authority. The OSRP uses the tiered response concept, in which spills are classified as Tier I spills (small spills close to the offshore operation that generally require only on site resources), Tier II spills (larger spills that generally require resources and assistance from other oil industry operators) and Tier III spills (very large spills with serious consequences that generally require substantial additional resources and assistance). A multipurpose supply vessel (MSV) is available exclusively for this project, which, in the event of a Tier I or Tier II spill, will operate with a supporting vessel (a platform supply vessel (PSV) or an anchor handling towing supply vessel (AHTS)). Such vessels are equipped with rapid deployment marine booms, absorbent materials, dispersants, skimmers, fast tanks, floats, fences and barriers, among other materials, as well as qualified personnel. Pursuant to the contract entered into with the aforementioned Argentine company, in the case of a Tier II or Tier III spill, we would be entitled to the use of additional resources of such company, located in different sites in Argentina, and including vessels, containment booms, sorbents, dispersants, collectors, pumps, and containers. In addition, the Argentine company we have contracted is a party to an agreement with the Argentine Public Airlines (Líneas Aéreas del Estado, or LADE ), pursuant to which it would have priority in the use of the Hércules aircrafts of the Argentine Air Force in the event of an emergency scenario.

In addition to the above, our remediation efforts would be supported by the companies which are parties to the inter-company agreement (the “Inter-company agreement”) which was entered into by several oil companies and pursuant to which they have committed to cooperate in case of oil spills or environmental damage in Argentinean waters. Each of the parties to the Inter-company agreement has undertaken to maintain and operate a number of Response Operations Centers, or ROCs, each of which is required to be furnished with the equipment and materials detailed in the agreement. There are a total of 14 ROCs, six of which are operated by the Company. As provided in the agreement, the equipment distributed among the ROCs includes 16,945 meters of containment booms (5,135 meters of which are located in our ROCs), 18,900 meters of absorbent booms (8,700 meters of which are located in our ROCs), 307 tanks of dispersants (27 of which are located in our ROCs), 94 collectors (38 of which are located in our ROCs), 38 pumps (14 of which are located in our ROCs), and several containers, among others, shall be available to any of the signing parties at their request. The operator of each ROC is responsible for the maintenance of its equipment, and is committed to provide the requesting party with nautical support in the area. In addition, at each of these ROCs the operator must maintain personnel adequately trained to take action in case of a spill. The requesting party is responsible for the replacement of the equipment in operative conditions after making use of it, as well as for the related operation costs.

Neptune

Under the Neptune Joint Operating Agreement, the operator of the field is required to maintain an HSEC management plan based on health and safety rules agreed upon between the operator and the non-operators. As a non-operator, we are entitled to review the operator’s safety and environmental management systems for compliance with the HSEC management plan, but we do not have direct control over the measures taken by the field operator to remedy any particular spill or leak. The operator of the field is required to notify all non-operators, including us, in writing of any spill greater than 50 barrels, among other incidents.

The HSEC management plan for Neptune, which is maintained by the operator of the field, includes the following critical elements and procedures:

•	Emergency Shutdown (ESD) System

•	Fire Detection System

•	Combustible Gas Detection System

•	Ventilation Systems (Mechanical)

•	Spill/Leak Containment Systems

•	Vent/Flare System

•	Subsea Well Control System

•	Temporary Refuge

•	Escape Water Craft

•	Critical Power Systems (including electric, pneumatic, hydraulic)

•	Emergency Communication Systems

•	Hull Ballast Systems

•	Hull Tendons

•	Riser Hang-off Components

•	Design HSE Case Critical Procedures

•	Emergency Shutdown (ESD) Procedures

•	Evacuation Procedures

•	Dire Fighting Procedures

•	Helideck Operations Procedures

•	Emergency Response Procedures

Additionally, the operator’s Emergency, Preparedness and Response procedures include teams that generally are on call 24 hours a day, 7 days a week and are summoned based on the severity level of the emergency (1-low up to 7-extreme) through a third party London based emergency dispatcher. The operator’s teams include the following:

•	Fire and Safety Team (FAST) Site Response (Level 1 to 2 severity): Provides initial on-scene response and incident containment in the operator’s tower building including evacuation, first aid, CPR, search and rescue.

•	Incident Management Team (IMT)—Asset/Local Response (Level 2 to 5 severity): Provides tactical, operational, HSEC, planning, logistical and regulatory notification support and other technical expertise. An Incident Management Center is established for the IMT in one room of the operator building in Houston. The IMT is also supported by a drilling-specific team from the World Wide Drilling group for any incidents during drilling and completions activities.

•	Emergency Management Team (EMT)—Petroleum/Asset Response (Level 3 to 5 severity): Provides support to the IMT with emphasis on strategic issues affecting the Asset and Petroleum including internal and external stakeholder management, financial, legal, and communication support. An Emergency Management Room for the EMT is established in one room of the operator’s building in Houston.

•	Crisis Management Team (CMT)—Operator Response (Levels 5 to 7 severity): Provides support to the EMT with emphasis on strategic issues affecting the operator including communications with stakeholders at senior levels.

•	External Response Organizations: Summoned for any severity level based on needs assessed by the IMT, EMT or CMT. Includes government response groups and external oil spill response organizations and emergency management consultants.

The HSEC management plan is administered by a leading oil field services contractor contracted by the operator and includes a plan of action in the event of a spill or leak.

Regulatory Framework and Relationship with the Argentine Government

Overview

The Argentine oil and gas industry has been and continues to be subject to certain policies and regulations that have resulted in domestic prices that are, in some cases, substantially lower than prevailing international market prices, export restrictions, domestic supply requirements that oblige us from time to time to divert supplies from the export or industrial markets in order to meet domestic consumer demand, and increasingly heavy export duties on the volumes of hydrocarbons allowed to be exported. These governmental pricing limitations, export controls and tax policies have been implemented in an effort to satisfy increasing domestic market demand at prices below international market prices.

The Argentine oil and gas industry is regulated by Law No. 17,319, referred to as the “Hydrocarbons Law,” which was adopted in 1967 and amended by Law No. 26,197 in 2007, which established the general legal framework for the exploration and production of oil and gas, and Law No. 24,076, referred to as the “Natural Gas Law,” enacted in 1992, which established the basis for deregulation of natural gas transportation and distribution industries.

The executive branch of the Argentine government issues the regulations to complement these laws. The regulatory framework of the Hydrocarbons Law was established on the assumption that the reservoirs of hydrocarbons would be national properties and Yacimientos Petrolíferos Fiscales Sociedad del Estado, our predecessor, would lead the oil and gas industry and operate under a different framework than private companies. In 1992, Law No. 24,145, referred to as the “Privatization Law,” privatized YPF and provided for transfer of hydrocarbon reservoirs from the Argentine government to the provinces, subject to the existing rights of the holders of exploration permits and production concessions.

The Privatization Law granted us 24 exploration permits covering approximately 132,735 square kilometers and 50 production concessions covering approximately 32,560 square kilometers. The Hydrocarbons Law limits to five the number of concessions that may be held by any one entity, and also limits the total area of exploration permits that may be granted to a single entity. Based on our interpretation of the law, we were exempted from such limit with regard to the exploration permits and production concessions awarded to us by the Privatization Law. Nevertheless, the National

Department of Economy of Hydrocarbons (Dirección Nacional de Economía de los Hidrocarburos), applying a restrictive interpretation of Section 25 and 34 of the Hydrocarbons Law, has objected to the award of new exploration permits and production concessions in which we have a 100% interest. As a result, our ability to acquire 100% of new exploration permits and/or production concessions has been hindered, although this interpretation has not impeded our ability to acquire any permits or concessions where an interest is also granted to other parties. As a consequence of the transfer of ownership of certain hydrocarbons areas to the provinces, we participate in competitive bidding rounds organized since the year 2000 by several provincial governments for the award of contracts for the exploration of hydrocarbons.

In October 2004, the Argentine Congress enacted Law No. 25,943 creating a new state-owned energy company, Energía Argentina S.A. (“ENARSA”). The corporate purpose of ENARSA is the exploration and exploitation of solid, liquid and gaseous hydrocarbons, the transport, storage, distribution, commercialization and industrialization of these products, as well as the transportation and distribution of natural gas, and the generation, transportation, distribution and sale of electricity. Moreover, Law No. 25,943 granted to ENARSA all exploration concessions in respect to offshore areas located beyond 12 nautical miles from the coast line up to the outer boundary of the continental shelf that were vacant at the time of the effectiveness of this law (i.e., November 3, 2004).

In addition, in October 2006, Law No. 26,154 created a regime of tax incentives aimed at encouraging hydrocarbon exploration and which apply to new exploration permits awarded in respect of the offshore areas granted to ENARSA and those over which no rights have been granted to third parties under the Hydrocarbons Law, provided the provinces in which the hydrocarbon reservoirs are located adhere to this regime. Association with ENARSA is a precondition to qualifying for the benefits provided by the regime created by Law No. 26,154. The benefits include: early reimbursement of the value added tax for investments made and expenses incurred during the exploration period and for investments made within the production period; accelerated amortization of investments made in the exploration period and the accelerated recognition of expenses in connection with production over a period of three years rather than over the duration of production; and exemptions to the payment of import duties for capital assets not manufactured within Argentina. As of December 31, 2009, we have not used the tax incentives previously mentioned.

Ownership of hydrocarbons reserves was transferred to the provinces through the enactment of the following legal provisions that effectively amended the Hydrocarbons Law:

•	In 1992, the Privatization Law approved the transfer of the ownership of hydrocarbons reserves to the provinces where they are located. However, this law provided that the transfer was conditioned on the enactment of a law amending the Hydrocarbons Law to contemplate the privatization of Yacimientos Petrolíferos Fiscales Sociedad del Estado.

•	In October 1994, the Argentine National Constitution was amended and pursuant to Article 124 thereof, provinces were granted the primary control of natural resources within their territories.

•	In August 2003, Executive Decree No. 546/03 transferred to the provinces the right to grant exploration permits, hydrocarbons exploitation and transportation concessions in certain locations designated as “transfer areas,” as well as in other areas designated by the competent provincial authorities.

•	In January 2007, Law No. 26,197 acknowledged the provinces’ ownership of the hydrocarbon reservoirs in accordance with Article 124 of the National Constitution (including reservoirs to which concessions were granted prior to 1994) and granted provinces the right to administer such reservoirs.

Law No. 26,197

Law No. 26,197, which amended the Hydrocarbons Law, transferred to the provinces and the City of Buenos Aires the ownership over all hydrocarbon reservoirs located within their territories and in the adjacent seas up to 12 nautical miles from the coast. Law No. 26,197 also provides that the hydrocarbon reservoirs located beyond 12 nautical miles from the coast to the outer limit of the continental shelf shall remain within the ownership of the federal government.

Pursuant to Law No. 26,197, the Argentine Congress shall continue to enact laws and regulations to develop oil and gas resources existing within all of the Argentine territory (including its sea), but the governments of the provinces where the hydrocarbon reservoirs are located shall be responsible for the enforcement of these laws and regulations, the administration of the hydrocarbon fields and shall act as granting authorities for the exploration permits and production concessions. However, the administrative powers granted to the provinces shall be exercised within the framework of the Hydrocarbons Law and the regulations which complement this law.

Consequently, even though Law No. 26,197 established that the provinces shall be responsible for administering the hydrocarbon fields, the Argentine Congress retained its power to issue laws, rules and regulations regarding the oil and gas legal framework. Additionally, the Argentine government retained the power to determine the national energy policy.

It is expressly stated that the transfer will not affect the rights and obligations of exploration permit and production concession holders, or the basis for the calculation of royalties, which shall be calculated in accordance with the concession title and paid to the province where the reservoirs are located.

Law No. 26,197 provides that the Argentine government shall retain the authority to grant transportation concessions for: (i) transportation concessions located within two or more provinces territory and (ii) transportation concessions directly connected to export pipelines for export purposes. Consequently, transportation concessions which are located within the territory of only one province and which are not connected to export facilities shall be transferred to the provinces.

Finally, Law No. 26,197 grants the following powers to the provinces: (i) the exercise in a complete and independent manner of all activities related to the supervision and control of the exploration permits and production concessions transferred by Law No. 26,197; (ii) the enforcement of all applicable legal and/or contractual obligations regarding investments, rational production and information and surface fee and royalties payment; (iii) the extension of legal and/or contractual terms; (iv) the application of sanctions provided in the Hydrocarbons Law; and (v) all the other faculties related to the granting power of the Hydrocarbons Law.

Public Emergency

On January 6, 2002, the Argentine Congress enacted Law No. 25,561, the Public Emergency and Foreign Exchange System Reform Law (“Public Emergency Law”), which represented a profound change of the economic model effective as of that date, and rescinded the Convertibility Law No. 23,928, which had been in effect since 1991 and had pegged the peso to the dollar on a one-to-one basis. In addition, the Public Emergency Law granted the executive branch of the Argentine government authority to enact all necessary regulations in order to overcome the economic crisis in which Argentina was then immersed. The situation of emergency declared by Law 25,561 has been extended until December 31, 2011 by Law 26,563. The Executive Branch is authorized to execute the powers delegated by Law 25,561 until such date.

After the enactment of the Public Emergency Law, several other laws and regulations have been enacted. The following are the most significant measures enacted to date in Argentina to overcome the economic crisis:

•	Conversion into pesos of (i) all funds deposited in financial institutions at an exchange rate of Ps.1.40 for each U.S.$1.00 and (ii) all obligations (e.g., loans) with financial institutions denominated in foreign currency and governed by Argentine law at an exchange rate of Ps.1.00 for each U.S.$1.00. The deposits and obligations converted into pesos would be thereafter adjusted by a reference stabilization index, the Coeficiente de Estabilidad de Referencia (“CER”), to be published by the Argentine Central Bank. Obligations governed by non-Argentine law have not been converted to pesos under the new laws. Substantially all of our dollar-denominated debt is governed by non-Argentine law.

•	Conversion into pesos at an exchange rate of Ps.1.00 for each U.S.$1.00 of all obligations outstanding among private parties at January 6, 2002 that are governed by Argentine law and payable in foreign currency. The obligations so converted into pesos would be adjusted through the CER index, as explained above. In the case of non-financial obligations, if as a result of the mandatory conversion into pesos the resulting intrinsic value of goods or services that are the object of the obligation are higher or lower than their price expressed in pesos, either party may request an equitable adjustment of the price. If they cannot agree on such equitable price adjustment, either party may resort to the courts. Executive Decree No. 689/02 established an exception to the Public Emergency Law and regulations and provides that the prices of long-term natural gas sale and transportation agreements executed before the enactment of the Decree and denominated in U.S. dollars will not be converted into pesos (Ps.1.00 for each U.S.$1.00) when the natural gas is exported.

•	Conversion into pesos at an exchange rate of Ps.1.00 for each U.S.$1.00 of all tariffs of public services, the elimination of the adjustment of tariffs by foreign indexes such as the Purchaser Price Index (PPI)/Consumer Price Index (CPI) index, and the imposition of a period of renegotiation with the governmental authorities thereafter.

•	Imposition of customs duties on the export of hydrocarbons with instructions to the executive branch of the Argentine government to set the applicable rate thereof. The application of these duties and the instruction to the Executive Branch have been extended until January 2012 by Law 26, 217. See also “—Taxation” below.

Exploration and Production

The Hydrocarbons Law establishes the basic legal framework for the regulation of oil and gas exploration and production in Argentina. The Hydrocarbons Law empowers the executive branch of the Argentine government to establish a national policy for development of Argentina’s hydrocarbon reserves, with the principal purpose of satisfying domestic demand.

Pursuant to the Hydrocarbons Law, exploration and production of oil and gas is carried out through exploration permits, production concessions, exploitation contracts or partnership agreements. The Hydrocarbons Law also permits surface reconnaissance of territory not covered by exploration permits or production concessions upon authorization of the Argentine Secretariat of Energy and/or competent provincial authorities, as established by Law No. 26,197, and with permission of the private property owner. Information obtained as a result of surface reconnaissance must be provided to the Argentine Secretariat of Energy and/or competent provincial authorities, which may not disclose this information for two years without permission of the party who conducted the reconnaissance, except in connection with the grant of exploration permits or production concessions.

Under the Hydrocarbons Law, the federal and/or competent provincial authorities may grant exploration permits after submission of competitive bids. Permits granted to third parties in connection with the deregulation and demonopolization process were granted in accordance with procedures specified in Executive Decrees No. 1055/89, 1212/89 and 1589/89 (the “Oil Deregulation Decrees”), and permits covering areas in which our predecessor company, Yacimientos Petrolíferos Fiscales S.A., was operating at the date of the Privatization Law and that were granted to us by such law. In 1991, the executive branch of the Argentine government established a program under the Hydrocarbons Law (known as Plan Argentina) pursuant to which exploration permits were auctioned. The holder of an exploration permit has the exclusive right to perform the operations necessary or appropriate for the exploration of oil and gas within the area specified by the permit. Each exploration permit may cover only unproved areas not to exceed 10,000 square kilometers (15,000 square kilometers offshore), and may have a term of up to 14 years (17 years for offshore exploration). The 14-year term is divided into three basic terms and one extension term. The first basic term is up to four years, the second basic term is up to three years, the third basic term is up to two years and the extension term is up to five years. At the expiration of each of the first two basic terms, the acreage covered by the permit is reduced, at a minimum, to 50% of the remaining acreage covered by the permit, with the permit holder deciding which portion of the acreage to keep. At the expiration of the three basic terms, the permit holder is required to revert all of the remaining acreage to the Argentine government, unless the holder requests an extension term, in which case such grant is limited to 50% of the remaining acreage.

If the holder of an exploration permit discovers commercially exploitable quantities of oil or gas, the holder has the right to obtain an exclusive concession for the production and development of this oil and gas. The Hydrocarbons Law provides that oil and gas production concessions shall remain in effect for 25 years as from the date of the award of the production concession, in addition to any remaining exploration term at the date of such award. The Hydrocarbons Law further provides for the concession term to be extended for up to 10 additional years, subject to terms and conditions approved by the grantor at the time of the extension. Under Law No. 26,197, the authority to extend the terms of current and new permits and concessions and has been vested in the governments of the provinces in which the relevant block is located (and the Argentine government in respect of offshore blocks beyond 12 nautical miles). In order to be entitled to the extension, a concessionaire, such as us, must have complied with all of its obligations under the Hydrocarbons Law, including, without limitation, evidence of payment of taxes and royalties and compliance with environmental, investment and development obligations. Upon the expiration of the 10-year extension period of the current concessions, the provinces are entitled to award new concessions or contracts in respect of the relevant blocks.

A production concession also confers on the holder the right to conduct all activities necessary or appropriate for the production of oil and gas, provided that such activities do not interfere with the activities of other holders of exploration permits and production concessions. A production concession entitles the holder to obtain a transportation concession for the oil and gas produced. See “—Transportation of Liquid Hydrocarbons” below.

Exploration permits and production concessions require holders to carry out all necessary work to find or extract hydrocarbons, using appropriate techniques, and to make specified investments. In addition, holders are required to:

•	avoid damage to oil fields and waste of hydrocarbons;

•	adopt adequate measures to avoid accidents and damage to agricultural activities, fishing industry, communications networks and the water table; and

•	comply with all applicable federal, provincial and municipal laws and regulations.

According to the Hydrocarbons Law, holders of production concessions, including us, are also required to pay royalties to the province where production occurs. A 12% royalty, and an additional 3% royalty in certain concessions for which the expiration has been extended (see “—Extension of Exploitation Concessions in the province of Neuquén” below), is payable on the value at the wellhead (equal to the price upon delivery of the product, less transportation, treatment costs and other deductions) of crude oil production and the natural gas volumes commercialized. The value is calculated based upon the volume and the sale price of the crude oil and gas produced, less the costs of transportation and storage. In addition, pursuant to Resolution S.E. 435/2004 issued by the Argentine Secretariat of Energy, if a concession holder allots crude oil production for further industrialization processes at its plants, the concession holder is required to agree with the provincial authorities or the Argentine Secretariat of Energy, as applicable, on the reference price to be used for purposes of calculating royalties.

Considering, among other things, that as a result of Resolution 394/2007 of the Ministry of Economy and Production, which increased duties on exports of certain hydrocarbons, Argentine companies began to negotiate the price for crude oil in the domestic market, which would in turn be used as the basis for calculation of royalties, the Undersecretariat of Fuels, which depends on the Argentine Secretariat of Energy, passed Disposition No. 1, which sets a minimum reference price for the calculation of royalties and does not permit downward adjustments of this price based upon the quality of crude oil. As of December 31, 2009, we have negotiated with certain third parties sale prices of crude oil that we have used as the basis for calculating and paying royalties according to the methodology set forth in the Hydrocarbons Law. Disposition No 1/08 of the Undersecretariat of Fuels, ratified by Resolution 813/2010 of the Secretariat of Energy, was successfully challenged by other companies that considered that such Disposition was contrary to the royalties calculation method set in the Hydrocarbons Law. These companies have obtained, from the Federal Supreme Court, preliminary injunctions ordering, provisionally, that Disposition 1/08 not be applied to them (e.g., “Petro Andinda Resources Argentina S.A. vs. Province of La Pampa” (October 19, 2010), “Colhue Huapi S.A. vs. Chubut s/incidente de medida cautelar” (July 6, 2010), “Chevron Argentina

SRL vs. Santa Cruz y otros s/ medida cautelar” (December 29, 2009) and “Enap Sipetrol Argentina S.A vs. Chubut s/medida cautelar” (December 29, 2009)).

In addition to the above, the Public Emergency Law, which created the export withholdings, established that export withholdings were not to be deducted from the export price for purposes of calculating the 12% royalties. The royalty expense incurred in Argentina is accounted for as a production cost (as explained in “Item 4. Information on the Company—Exploration and Production—Oil and gas production, production prices and production costs” in our 2009 Form 20-F). According to the Hydrocarbons Law, any oil and gas produced by the holder of an exploration permit prior to the grant of a production concession is subject to the payment of a 15% royalty.

Furthermore, pursuant to Sections 57 and 58 of the Hydrocarbons Law, holders of exploration permits and production concessions must pay an annual surface fee that is based on acreage of each block and which varies depending on the phase of the operation, i.e., exploration or production, and in the case of the former, depending on the relevant period of the exploration permit. Additionally, Executive Decree No. 1,454/07, dated October 17, 2007, increased the amount of exploration and production surface fees expressed in Argentine pesos that are payable to the provinces in which the hydrocarbon fields are located or, in the case of offshore and certain other fields, to the Argentine government.

Exploration permits and production or transportation concessions may be terminated upon any of the following events:

•	failure to pay annual surface taxes within three months of the due date;

•	failure to pay royalties within three months of the due date;

•	substantial and unjustifiable failure to comply with specified production, conservation, investment, work or other obligations;

•	repeated failure to provide information to, or facilitate inspection by, authorities or to utilize adequate technology in operations;

•	in the case of exploration permits, failure to apply for a production concession within 30 days of determining the existence of commercially exploitable quantities of hydrocarbons;

•	bankruptcy of the permit or concession holder;

•	death or end of legal existence of the permit or concession holder; or

•	failure to transport hydrocarbons for third parties on a non-discriminatory basis or repeated violation of the authorized tariffs for such transportation.

The Hydrocarbons Law further provides that a cure period, of a duration to be determined by the Argentine Secretariat of Energy and/or the competent provincial authorities, must be provided to the defaulting concessionaire prior to the termination.

When a production concession expires or terminates, all oil and gas wells, operating and maintenance equipment and facilities automatically revert to the province where the reservoir is located or to the Argentine government in the case of reservoirs under federal jurisdiction (i.e., located on the continental shelf or beyond 12 nautical miles offshore), without compensation to the holder of the concession.

Certain of our production concessions expire in 2017. The granting of an extension is an unregulated process and normally involves lengthy negotiations between the applicant and the relevant government. Although the Hydrocarbons Law provides that applications must be submitted at least six months prior to the concession expiration date, it is industry practice to commence the process far earlier, typically as soon as the technical and economic feasibility of new investment projects beyond the concession term become apparent.

On March 16, 2006, the Argentine Secretariat of Energy issued Resolution S.E. No. 324/06 establishing that holders of exploration permits and hydrocarbon concessions must file with such agency details of their proved reserves existing in each of their areas, certified by an external reserves auditor, each year. Holders of hydrocarbon concessions that export hydrocarbons are obliged to certify their oil and gas proved reserves. The aforementioned certification only has the meaning established by Resolution S.E. No. 324/06, according to which it is not to be interpreted as a certification of oil and gas reserves under the SEC rules. See “Item 4. Information on the Company—Exploration and Production—Oil and Gas Reserves” in our 2009 Form 20-F.

In March 2007, the Argentine Secretariat of Energy issued Resolution No 407/2007 which approved new regulations concerning the Oil and Gas Exploration and Production Companies Registry. According to Resolution No 407/2007, YPF, as a holder of Production Concessions and Exploration Permits, is banned from hiring or in any way benefiting from any company or entity which is developing or has developed oil and gas exploration activities within the Argentine continental platform without an authorization from the relevant Argentine authorities.

Extension of Exploitation Concessions in the province of Neuquén

In addition to the extension in 2002 of the expiration date of the exploitation concession of the Loma La Lata field until 2027, during the years 2008 and 2009, YPF entered into a number of agreements with the province of Neuquén, pursuant to which the exploitation concession terms of several areas located within the province were extended for a 10-year term, which now expire between 2026 and 2027. As a condition to the extension of the concession terms, YPF has undertaken to do the following under the relevant agreements: (i) to make initial payments to the province of Neuquén in an aggregate amount of approximately U.S.$204 million; (ii) to pay the province of Neuquén an “Extraordinary Production Royalty” of 3% of the production of the areas affected by this extension (in addition, the parties agreed to make additional adjustments of up to an additional 3% in the event of extraordinary income, as defined in each agreement); (iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures until the expiration of the concessions in an aggregate amount of approximately U.S.$3,512 million, and (iv) to make “Corporate Social Responsibility” contributions to the province of Neuquén in an aggregate amount of approximately U.S.$23 million.

Security Zones Legislation

Argentine law restricts the ability of non-Argentine companies to own real estate, oil concessions or mineral rights located within, or with respect to areas defined as, security zones (principally border areas). Prior approval of the Argentine government is required:

•	for non-Argentine shareholders to acquire control of us; or

•	if and when the majority of our shares belong to non-Argentine shareholders, such as is currently the case, for any additional acquisition of real estate, mineral rights, oil or other Argentine government concessions located within, or with respect to, security zones.

Because approval of Class A shareholders is required for a change in our control under our by-laws, and approval of the executive branch of the Argentine government or provincial governments is required for the grant or transfer of hydrocarbon permits and concessions, we believe that possible additional requirements under the security zone legislation will not have a significant impact on our operations.

Natural Gas Transportation and Distribution

In June 1992, the Natural Gas Law was passed, providing for the privatization of Gas del Estado Sociedad del Estado (“Gas del Estado”) and the deregulation of the price of natural gas. To effect the privatization of Gas del Estado, the five main trunk lines of the gas transmission system were divided into two systems principally on a geographical basis (the northern and the southern trunk pipeline systems). This was designed to give both systems access to gas sources and to the main centers of demand in and around Buenos Aires. These systems were transferred into two new transportation companies. The Gas del Estado distribution system was divided into eight regional distribution companies, including two distribution companies serving the greater Buenos Aires area. Shares of each of the transportation and distribution companies were sold to consortiums of private bidders. Likewise, in 1997, a distribution license for the provinces of Chaco, Formosa, Entre Ríos, Corrientes and Misiones was granted to private bidders.

The regulatory structure for the natural gas industry creates an open-access system, under which gas producers, such as us, will have open access to future available capacity on transmission and distribution systems on a non-discriminatory basis.

Cross-border gas pipelines were built to interconnect Argentina, Chile, Brazil and Uruguay, and producers such as us have been exporting natural gas to the Chilean and Brazilian markets, to the extent permitted by the Argentine government. During the last several years the Argentine authorities have adopted a number of measures restricting exports of natural gas from Argentina, including issuing domestic supply instruction pursuant to Regulation No. 27/04 and Resolutions Nos. 265/04, 659/04 and 752/05 (which require exporters to supply natural gas to the Argentine domestic market), issuing express instructions to suspend exports, suspending processing of natural gas and adopting restrictions on natural gas exports imposed through transportation companies and/or emergency committees created to address crisis situations. See “—Market Regulation—Natural gas export restrictions and domestic supply priorities.”

Transportation of Liquid Hydrocarbons

The Hydrocarbons Law permits the executive branch of the Argentine government to award 35-year concessions for the transportation of oil, gas and petroleum products following submission of competitive bids. Pursuant to Law No. 26,197, the relevant provincial governments have the same powers. Holders of production concessions are entitled to receive a transportation concession for the oil, gas and petroleum products that they produce. The term of a transportation concession may be extended for an additional ten-year term upon application to the executive branch. The holder of a transportation concession has the right to:

•	transport oil, gas and petroleum products; and

•	construct and operate oil, gas and products pipelines, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

The holder of a transportation concession is obligated to transport hydrocarbons for third parties on a non-discriminatory basis for a fee. This obligation, however, applies to producers of oil or gas only to the extent that the concession holder has surplus capacity available and is expressly subordinated to the transportation requirements of the holder of the concession. Transportation tariffs are subject to approval by the Argentine Secretariat of Energy for oil and petroleum pipelines and by the National Gas Regulatory Authority (Ente Nacional Regulador del Gas or “ENARGAS”) for gas pipelines. Upon expiration of a transportation concession, the pipelines and related facilities automatically revert to the Argentine government without payment to the holder. The Privatization Law granted us a 35-year transportation concession with respect to the pipelines operated by Yacimientos Petrolíferos Fiscales S.A. at the time. Gas pipelines and distribution systems sold in connection with the privatization of Gas del Estado are subject to a different regime under the Natural Gas Law.

Additionally, pursuant to Law No. 26,197, all transportation concessions located entirely within a province’s jurisdiction and not directly connected to any export pipeline are to be transferred to such province. The executive branch retains the power to regulate and enforce all transportation concessions located within two or more provinces and all transportation concessions directly connected to export pipelines.

Refining

Crude oil refining activities conducted by oil producers or others are subject to the prior registration of oil companies in the registry maintained by the Argentine Secretariat of Energy and compliance with safety and environmental regulations, as well as to provincial environmental legislation and municipal health and safety inspections.

In January 2008, the Argentine Secretariat of Domestic Commerce issued Resolution No. 14/2008, whereby the refining companies were instructed to optimize their production in order to obtain maximum volumes according to their capacity.

Executive Decree No. 2014/2008 of November 25, 2008, created the “Refining Plus” program to encourage the production of diesel fuel and gasoline. The Argentine Secretariat of Energy, by Resolution S.E. No. 1312/2008 of December 1, 2008, approved the regulations of the program. Refining companies that undertake the construction of a new refinery or the expansion of their refining and/or conversion capacity, whose plans are approved by the Argentine Secretariat of Energy, will be entitled to receive export duty credits to be applied to exports of products within the scope of Resolution No. 394/2007 and Resolution No. 127/2008 (Annex) issued by the Department of Economy and Production.

Market Regulation

Overview

Under the Hydrocarbons Law and the Oil Deregulation Decrees, holders of production concessions, such as us, have the right to produce and own the oil and gas they extract and are allowed to dispose of such production in the domestic or export markets, in each case subject to the conditions described below.

The Hydrocarbons Law authorizes the executive branch of the Argentine government to regulate the Argentine oil and gas markets and prohibits the export of crude oil during any period in which the executive branch finds domestic production to be insufficient to satisfy domestic demand. If the executive branch restricts the export of crude oil and petroleum products or the free disposition of natural gas, the Oil Deregulation Decrees provide that producers, refiners and exporters shall receive a price:

•	in the case of crude oil and petroleum products, not lower than that of imported crude oil and petroleum products of similar quality; and

•	in the case of natural gas, not less than 35% of the international price per cubic meter of Arabian light oil, 34° API.

Furthermore, the Oil Deregulation Decrees expressly required the executive branch to give twelve months’ notice of any future export restrictions. Notwithstanding the above provisions, certain subsequently-enacted Resolutions (Resolution S.E. 1679/04, Resolution S.E. 532/04 and Resolution of the Ministry of Economy and Production 394/2007) have modified the aforementioned price mechanism, resulting, in certain cases, in prices to producers below the levels described above.

Production of crude oil and reserves

Executive Decree No. 2014/2008 of November 25, 2008, created the “Petroleum Plus” program to encourage the production of crude oil and the increase of reserves through new investments in exploration and development. The Argentine Secretariat of Energy, by Resolution S.E. No. 1312/2008 of December 1, 2008, approved the regulations of the program. The program entitles production companies, whose plans are approved by the Argentine Secretariat of Energy, which increase their production and reserves within the scope of the program, to receive export duty credits to be applied to exports of products within the scope of Resolution No. 394/2007 and Resolution No. 127/2008 (Annex) issued by the Department of Economy and Production.

Refined products

In April 2002, the Argentine government and the main oil companies, including us, reached an agreement on a subsidy provided by the Argentine government to public bus transportation companies. The Agreement on Stability of Supply of Diesel Fuel (Convenio de Estabilidad de Suministro de Gas Oil) was approved by Executive Decree No. 652/02 and assured the transportation companies their necessary supply of diesel fuel at a fixed price of Ps.0.75 per liter from April 22, 2002 to July 31, 2002. Additionally, it established that the oil companies are to be compensated for the difference between the fixed price and the market price through export duty credits. Through new price-stabilization agreements, the price paid by urban and suburban transporters was revised, the current price being Ps.0.90 per liter. In March 2009, Executive Decree No. 1390/2009 empowered the Chief of Cabinet to sign annual agreements extending the diesel fuel subsidy to transportation companies for the fiscal year 2009 and until the end of the public emergency declared by the Public Emergency Law, and its amendments, and instructed such official to incorporate the necessary modifications in order to extend the possibility to compensate with export duty credits on all hydrocarbon products currently exported, and in defect thereof, in cash. As of the date of this prospectus supplement, the annual agreements for the fiscal years 2010 and 2011 are under negotiation. Duty credits corresponding to the year 2010 have already been approved and the relevant certificates have been delivered to YPF.

The Argentine Secretariat of Energy has issued a series of resolutions affecting the fuel market. For example, Resolution S.E. No. 1,102/04 created the Registry of Liquid Fuels Supply Points, Self Consumption, Storage, Distributors and Bulk Sellers of Fuels and Hydrocarbons, and of Compressed Natural Gas; Resolution S.E. No. 1,104/04 created a bulk sales price information module as an integral part of the federal fuel information system, as well as a mechanism for communication of volumes sold by fuel manufacturers and by sellers; Resolution S.E. No. 1,834/05 compels service stations and/or supply point operators and/or self consumption of liquid fuels and hydrocarbons who have requested supply, and have not been supplied, to communicate such situation to the Argentine Secretariat of Energy; and Resolution S.E. No. 1,879/05 established that refining companies registered by the Argentine Secretariat of Energy, who are parties to contracts that create any degree of exclusivity between the refining company and the fuel seller, shall assure continuous, reliable, regular and non-discriminatory supply to its counterparties, giving the right to the seller to obtain the product from a different source, and thereupon, charging any applicable overcosts to the refining company.

Disposition S.S.C. No. 157/06 of the Undersecretariat of Fuels provides that fuel sellers who are parties to contracts that create any degree of exclusivity between the refining company and the fuel seller, and which for any reason are seeking to terminate such contract, shall report the termination in advance with the Undersecretariat of Fuels in order to inform the Argentine Secretariat of Domestic Commerce of the situation. In that case, the Argentine Secretariat of Domestic Commerce is to: (i) issue a statement regarding the validity of the termination of the contract and (ii) use all necessary means to allow the fuel seller terminating the contract to execute another agreement with a refining company and/or fuel broker in order to guarantee its fuel supply.

Resolution S.E. No. 1,679/04 reinstalled the registry of diesel fuel and crude oil export transactions created by Executive Decree No. 645/2002, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel fuel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution S.E. No. 1338/06 added other petroleum products to the registration regime created by Executive Decree No. 645/2002, including gasoline, fuel oil and its derivatives, aviation fuel, coke coal, asphalts, certain petrochemicals and certain lubricants. Resolution No. 715/2007 of the Argentine Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel fuel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1679/04; the fulfillment of this obligation to import diesel fuel is necessary to obtain authorization to export the products included under Decree No. 645/2002 (crude, fuel oil, diesel fuel, coke coal and gasoline, among others). In addition, Resolution No. 25/06 of the Argentine Secretariat of Domestic Commerce, issued within the framework of Law No. 20, 680, imposes on each Argentine refining company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (established pursuant to the resolution) to their usual customers, mainly service station operators and distributors.

Resolution S.E. No. 459/07, of July 12, 2007, created the “Energy Substitution Program”, intended to mitigate gas and electricity shortages. This program encouraged industrial users to substitute natural gas and electricity use with diesel, fuel oil and LPG.

Resolution No. 1451/2008 extended until December 31, 2009 the Energy Substitution Program and Rule No. 287/2008, issued by the Sub-secretary of Coordination and Control on December 19, 2008, which approved the following general plans for the implementation of the Energy Substitution Program in 2009:

1.	General Plan for the Supply of Gaseous Fuels, including:

(i)	a plan for the supply of regasified liquefied natural gas (LNG), which provided for the construction, maintenance, management and administration of a system for the regasification of LNG and the supply of natural gas to the Argentine market, and empowered ENARSA, directly or through third parties, to take all necessary actions, including the purchase of the LNG, for such purpose;

(ii)	a plan for the supply of propane, which provided for the management of a system to acquire and deliver propane to be injected into the natural gas distribution network of the province of Buenos Aires, and empowered ENARSA, directly or through third parties, to take all necessary actions, including the purchase of propane, for such purpose; and

(iii)	a plan for the provision of imported gas deemed necessary to fulfill the objectives of the Energy Substitution Program. In this respect, ENARSA was to purchase the natural gas necessary to fulfill domestic demand.

2.	General Plan for the Supply Liquid Fuels, including:

(i)	a plan designed to guarantee that demand for liquid fuel in the Argentine market was met. For such purpose, ENARSA, directly or through third parties, was empowered to buy and sell liquid fuels; and

(ii)	a plan to encourage and subsidize replacement of natural gas and/or electric power consumption with the use of alternative fuels in productive activities and/or electric power generation through an efficient use of gas. ENARSA, directly or through third parties, was empowered to manage the mechanisms for the supply of liquid fuels to replace the natural gas.

The Energy Substitution Program was extended for the year 2010.

On August 17, 2010, the Argentine Secretariat of Domestic Commerce issued Resolution No. 295/2010, imposing that the trade price of liquid fuels should be leveled back to those prices existing on July 31, 2010. This Resolution has been successfully challenged by another company and a preliminary injunction was granted suspending the effects of such Resolution. This Resolution was later on derogated by Resolution No. 543/2010 of the Argentine Secretariat of Domestic Commerce.

Additionally, on February 2, 2011, the Argentine Secretariat of Domestic Commerce issued Resolution No. 13/2011 stating that the retail price of liquid fuels must be leveled back to those prices existing on January 28, 2011. In addition, according to the resolution, refineries and oil companies must continue to supply amounts of fuel to the domestic market consistent with amounts supplied the prior year, as adjusted for the positive correlation between the increase in the demand of fuel and gross domestic product.

Natural gas

In January 2004, Executive Decree No. 180/04 (i) created the Mercado Electrónico del Gas (MEG) for the trade of daily spot sales of gas and a secondary market of transportation and distribution services and (ii) established information duties for buyers and sellers of natural gas in relation to their respective commercial operations, required as a condition to be authorized to inject into and transport through the transportation system any volume of natural gas (further regulated by Resolution No. 1,146/04 issued on November 9, 2004 and Resolution No. 882/05 issued by the Argentine Secretariat of Energy). According to Executive Decree No. 180/04, all daily spot sales of natural gas must be traded within the MEG.

In January 2004, Executive Decree No. 181/04 authorized the Argentine Secretariat of Energy to negotiate with natural gas producers a pricing mechanism for natural gas supplied to industries and electric generation companies. On April 2, 2004, the Argentine Secretariat of Energy and gas producers signed an agreement which was ratified by Resolution No. 208/04 issued by the Ministry of Federal Planning, Public Investment and Services. The aim of the agreement was to implement a scheme for the normalization of natural gas prices following the 2001 crisis. The main aspects of the agreement were: (i) initial price adjustments applied exclusively to gas supplied by producers to industrial users, new direct consumers and electricity generators (to the extent that electricity was destined for the domestic market); (ii) prices were adjusted as of May 10, 2004; and (iii) the Argentine Secretariat of Energy would implement a progressive scheme for the normalization of the price of natural gas destined to residential end-users and small commercial users, which was never implemented. This agreement expired on December 31, 2006.

On June 14, 2007, Resolution No. 599/07 of the Argentine Secretariat of Energy approved a proposal of agreement with natural gas producers regarding the supply of natural gas to the domestic market during the period 2007 through 2011 (the “Propuesta de Acuerdo,” or “Agreement 2007-

2011”), giving such producers a five-business-day term to enter into the Agreement 2007-2011. If within that term, the Agreement 2007-2011 was not executed by a sufficient number of producers to make it viable, the Argentine Secretariat of Energy would disregard the Agreement and enact the Procedures for Complementary Supply of the Internal Market 2007-2011 (Procedimientos de Abastecimiento Complementario al Mercado Interno 2007-2011) (not described in Resolution No. 599/07). We executed the agreement taking into account that natural gas exports and certain domestic sales of producers that do not enter into the Agreement 2007-2011 are to be called upon first in order to satisfy domestic demand, before the export sales of the producers that have signed the Agreement 2007-2011 are affected. While producers are authorized to withdraw from the Agreement 2007-2011 under its terms, if they do so such producers will be treated as any producer that has not entered into the Agreement 2007-2011 in the first place.

The purpose of the Agreement 2007-2011 is to guarantee the supply of the domestic market demand at the levels registered in 2006, plus the growth in demand by residential and small commercial customers (the “agreed demand levels”). Producers that have entered into the Agreement 2007-2011 would commit to supply a part of the agreed demand levels according to certain shares determined for each producer based upon its share of production for the 36 months prior to April 2004. For this period, our share of production was approximately 36.5%, or 36.8 mmcm/d (or 1,300 mmcf/d). The Agreement 2007-2011 also provides guidelines for the terms of supply agreements for each market segment, and certain pricing limitations for each market segment of the agreed demand levels. In order to guarantee any domestic market demand of natural gas in excess of the agreed demand levels, Resolution S.E. No. 599/07 maintains the effectiveness of the Resolutions that implemented the curtailment of natural gas export commitments and the re-routing of such natural gas volumes to certain sectors of the domestic market. See “—Natural gas export restrictions and domestic supply priorities.” The Resolution also states that the Agreement 2007-2011 does not prevent the possible suspension or termination of export permits.

We were compelled to execute the Agreement 2007-2011, among other reasons, in order to mitigate our potential damages. Producers failing to sign the Agreement 2007-2011 could be penalized and subject to other unfavorable measures by regulatory authorities. However, we expressly stated that the execution of the Agreement 2007-2011 did not entail any recognition by us of the validity of the terms and conditions of the various Resolutions of the Argentine Secretariat of Energy establishing programs for the curtailment or re-routing of exports to satisfy domestic demand. We challenged Resolution No. 599/07 and stated that we signed the Agreement 2007-2011 taking into account the potential consequences of not doing so.

The Department of Federal Planning, Public Investment and Services, by its Resolution S.E. No. 459/07 of July 12, 2007, created the “Energy Substitution Program,” which was designed to mitigate shortages of gas and electricity during the Argentine winter of 2007. The program encouraged industrial users to substitute natural gas and electricity use with diesel, fuel oil and LPG.

The Argentine Secretariat created, by its Resolution No. 24/2008 issued on March 13, 2008, a program named “Gas Plus” to encourage natural gas production resulting from new reserves discoveries, new fields and tight gas, among other factors. The natural gas produced under the Gas Plus program will not be subject to the Agreement 2007-2011 and will not be subject to the price conditions established under such Agreement.

The Argentine Secretariat of Energy, through Resolution No. 1031/2008 issued on September 12, 2008, modified Resolution No. 24/2007, establishing the specific conditions petitioners must meet in order to qualify for the Gas Plus program. Certain of such conditions were modified by Resolution No. 695/2009 of the Argentine Secretariat of Energy, which demands compliance with commitments already assumed.

The Argentine Secretariat of Energy, through Resolution No. 1070/2008 issued on October 1, 2008, ratified the complementary agreement entered into between Argentine natural gas producers and the Argentine Secretariat of Energy on September 19, 2008 (the “Complementary Agreement”), which (i) modified gas prices at the wellhead and segmented the residential sector in terms of natural gas demand, and (ii) established the requirement that natural gas producers contribute to the fiduciary fund created by Law No. 26,020. On January 13, 2010 the natural gas producers signed an addendum to the Complementary Agreement which extends the commitment to contribute to the fiduciary funds created by Law No. 26,020 until December 31, 2010. See “—Liquefied petroleum gas.”

Additionally, Executive Decree No. 2067/2008 of December 3, 2008, created a fiduciary fund to finance natural gas imports destined for injection into the national pipeline system, when required to satisfy the internal demand. The fiduciary fund will be funded through the following mechanisms: (i) various tariff charges to be paid by users of regular transport and distribution services, gas consumers that receive gas directly from producers and companies that process natural gas; (ii) special credit programs that may be arranged with domestic or international organizations; and (iii) specific contributions assessed by the Argentine Secretariat of Energy on participants in the natural gas industry. To date, the competent authorities have only imposed the tariff on users of transport and distribution services. This decree has been subject to different judicial claims and judges throughout the country have issued precautionary measures suspending its effects. Through Resolution No. 1.417/2008, the Secretariat of Energy determined the new basin prices for the residential segment applicable to the producers that signed the Complementary Agreement.

On July 17, 2009, the Ministry of Federal Planning, Public Investment and Services and certain natural gas producers (including YPF) signed an agreement which set forth: (i) natural gas prices at the wellhead for the electric power generators segment from July to December 2009, and (ii) amounts to be received by natural gas producers for volumes sold to the residential segment from August 2009 onwards. The previously mentioned amounts will be adjusted monthly so that the resulting amounts represent 50% of the amount collected by the fiduciary fund to finance natural gas imports.

Through Resolution 828/2009, ENARGAS ordered natural gas distributors to reinvoice and return to consumers certain tariff charges collected from them according to Executive Decree No. 2067/2008 (in different percentages). The ENARGAS Resolution was applicable to natural gas consumptions by residential consumers during the period between May 1 and September 30, 2009.

Natural gas export restrictions and domestic supply priorities

In March 2004, the Argentine Secretariat of Energy issued Resolution S.E. No. 265/04 adopting measures intended to ensure the adequate supply of natural gas to the domestic market and regulate its consequences on electricity wholesale prices. Among the measures adopted were:

•	the suspension of all exports of surpluses of natural gas;

•	the suspension of automatic approvals of requests to export natural gas;

•	the suspension of all applications for new authorizations to export natural gas filed or to be filed before the Argentine Secretariat of Energy; and

•	authorizing the Undersecretariat of Fuels to create a rationalization plan of gas exports and transportation capacity.

In March 2004, the Undersecretariat of Fuels, pursuant to the authority given to it under Resolution S.E. No. 265/04, issued Regulation S.S.C. No. 27/04 establishing a rationalization plan of gas exports and transportation capacity. Among other things, Regulation No. 27/04 established a limit on natural gas export authorizations, which, absent an express authorization by the Undersecretariat of Fuels, may not be executed for volumes exceeding exports registered during 2003.

In June 2004, the Argentine Secretariat of Energy issued Resolution S.E. No. 659/04, which established a new program to assure natural gas supply to the domestic market (which substitutes for the program created by Regulation No. S.S.C. 27/04). Under Resolution S.E. No. 659/04 (amended by Resolution S.E. No. 1,681/04), natural gas exports may be restricted due to shortages of natural gas in the domestic market, because exporting producers may be required to supply additional volumes of natural gas to the domestic market beyond those that they are contractually committed to supply. The export of natural gas under current export permits is conditioned on the fulfillment of additional supply requirements imposed on exporting producers by governmental authorities.

This program was further amended and supplemented by Resolution S.E. No. 752/05 issued by the Argentine Secretariat of Energy in May 2005, which further reduced the ability of producers to export natural gas, and created a mechanism under which the Argentine Secretariat of Energy may require exporting producers to supply additional volumes to domestic consumers during a seasonal period (Permanent Additional Supply), which volumes of natural gas are also not committed by the exporting producers. Based on the provisions of Rule No. 27/04, Resolution S.E. No. 659/04 and Resolution S.E. No. 752/05, the Argentine Secretariat of Energy and/or the Undersecretariat of Fuels have instructed us to re direct natural gas export volumes to the internal market, thereby affecting natural gas export commitments. We have challenged the validity of the aforementioned regulations and resolutions, and have invoked the occurrence of a force majeure event under the corresponding natural gas export purchase and sale agreements. The counterparties to such agreements have rejected our position. See “Item 5. Update of Legal Proceedings” in our September 30, 2010 Form 6-K and “Item 3. Recent Developments—Update of Legal Proceedings” in our February 2011 Form 6-K.

Resolution S.E. No. 752/05 also establishes (i) a special market, open and anonymous, for compressed natural gas stations to purchase natural gas under regulated commercial conditions, with the demand being ensured by the Argentine Secretariat of Energy through Permanent Additional Supply required of exporting producers, and (ii) a mechanism of standardized irrevocable offers for electric power generators and industrial and commercial consumers to obtain supply of natural gas, with the demand being ensured by the Argentine Secretariat of Energy through the issuance of the Permanent Additional Supply mentioned above.

Pursuant to the standardized irrevocable offers procedure mentioned above, which operates at the MEG, any direct consumer may bid for a term gas purchase at the export average gas price net of withholdings by basin. The volume necessary to satisfy the standardized irrevocable offers which have not been satisfied will be required as a Permanent Additional Supply only until the end of the seasonal period during which the unsatisfied requests should be made (October-April or May-September). Such Permanent Additional Supply will be requested from the producers that export gas and that inject the natural gas from the basins that are able to supply those unsatisfied irrevocable offers. Resolution of the Argentine Secretariat of Energy S.E. No. 1886/2006, published on January 4, 2007, extended the term of effectiveness of this mechanism of standardized irrevocable offers until 2016, and empowered the Undersecretariat of Fuels to suspend its effectiveness subject to the satisfaction of internal demand of natural gas achieved by means of regulations, agreements or due to the discovery of reserves.

By means of Resolution S.E. No. 1329/06, later supplemented by Note S.S.C. No. 1011/07, the Argentine Secretariat of Energy forced producers to give first priority in their injections of natural gas into the gas pipelines to certain preferential consumers and obligates transportation companies to guarantee these priorities through the allocation of transportation capacity. In general, these regulations subordinate all exports of natural gas to the prior delivery of natural gas volumes that are sufficient to satisfy domestic market demand.

Also, beginning during the severe Argentine winter in 2007 and continuing thereafter, we and most of gas producers as well as the transportation companies received instructions from the government to cut off exports, except for certain volumes addressed to satisfy Chilean residential consumptions and other specific consumptions.

On October 4, 2010, the Official Gazette published ENARGAS Resolution No. 1410/2010, which approves the “Procedimiento para Solicitudes, Confirmaciones y Control de Gas” setting new rules for natural gas dispatch applicable to all participants in the gas industry and imposing the following new and more severe priority demand gas restrictions on producers:

•	Distributors remain able to solicit all the gas necessary to cover the priority demand despite such gas volumes’ exceeding those that the Argentine Secretariat of Energy would have allocated by virtue of the agreement 2007-2011 ratified by the Resolution No. 599/07. See “Item 4—Information on the Company—Exploration and Production—Delivery Commitments” in our 2009 Form 20-F.

•	Producers are obligated to confirm all the natural gas requested by distributors in respect of the priority demand. The producers’ portion of such volumes follow the allocation criterion established by the Resolution No. 599/07. We cannot predict the amount of the estimated domestic demand that a producer may be required to satisfy regardless of whether such producer signed the Agreement 2007-2011.

•	Once the priority demand has been satisfied, the remaining demands are fulfilled with exports last in order of priority.

•	In the event a producer is unable to meet the requested demand, transporters are responsible for redirecting gas until a distributor’s gas demand is met. The gas deficiency is either (i) deducted from the producer suffering the deficiency if it is able to meet the demands of its other clients in the same basin or (ii) recuperated from the remainder of the gas producers in the event the deficient producer is not able to serve any of its clients in the same basin.

As a result, this regime imposes a jointly liable supply obligation on all producers in the event any producer experiences a gas supply deficiency.

Liquefied petroleum gas

Law No. 26,020 enacted on March 9, 2005 sets forth the regulatory framework for the industry and commercialization of LPG. This law regulates the activities of production, bottling, transportation, storage, distribution, and commercialization of LPG in Argentina and declares such activities to be of public interest. Among other things, the law:

•	creates the registry of LPG bottlers, obliging LPG bottlers to register the bottles of their property;

•	protects the trademarks of LPG bottlers;

•	creates a reference price system, pursuant to which, the Argentine Secretariat of Energy shall periodically publish reference prices for LPG sold in bottles of 45 kilograms or less;

•	required the Argentine Secretariat of Energy to comply with the following tasks: (i) create LPG transfer mechanisms, in order to guarantee access to the product to all the agents of the supply chain; (ii) establish mechanisms for the stabilization of LPG prices charged to local LPG bottlers; and (iii) together with the CNDC, analyze the composition of the LPG market and its behavior, in order to establish limitations on market concentration in each phase, or limitations to the vertical integration throughout the chain of the LPG industry (such limitations apply to affiliates, subsidiaries and controlled companies);

•	grants open access to LPG storage facilities; and

•	creates a fiduciary fund to finance bottled LPG consumption for low-income communities in Argentina and the extension of the natural gas distribution network to new areas, where technically possible and economically feasible. The fiduciary fund will be funded through the following mechanisms: (i) penalties established by Law 26,020, (ii) assignments from the General State Budget, (iii) funds from special credit programs that may be arranged with national or international institutions, and (iv) funds that may be assessed by the Argentine Secretariat of Energy on participants in the LPG industry.

The Argentine Secretariat of Energy established, through several subsequent resolutions, reference prices applicable to sales of LPG bottles of less than 45 kilograms, and to sales of bulk LPG exclusively to LPG bottlers. Also, the Argentine Secretariat of Energy approved the method for calculating the LPG export parity to be updated monthly by the Undersecretariat of Fuels. The Argentine Secretariat of Energy in 2007 increased the LPG volumes to be sold to bottlers at the reference prices set forth in the above-mentioned resolutions.

Disposition 168/05 of the Undersecretariat of Fuels requires companies intending to export LPG to first obtain an authorization from the Argentine Secretariat of Energy. Companies seeking to export LPG must first demonstrate that the local demand is satisfied or that an offer to sell LPG to local demand has been made and rejected.

On September 19, 2008, the Secretariat of Energy and Argentine LPG producers entered into an agreement for the stability of the price of LPG in the domestic market (the “Complementary Agreement”). The Complementary Agreement applies only to LPG sold to bottlers that declare their intention to bottle such LPG in LPG bottles of 10, 12 or 15 kilograms. The Agreement requires LPG producers to supply LPG bottlers with the same volume of LPG supplied the prior year and to accept the price per ton set forth in the Complementary Agreement. The Complementary Agreement

was extended on October 23, 2009 pursuant to an addendum entered into by YPF and Repsol YPF Gas S.A. The addendum requires LPG producers to supply LPG bottlers in 2010 with the same volume provided during 2009 plus an additional 5%. This addendum expired on December 31, 2010.

Argentine Environmental Regulations

The enactment of Articles 41 and 43 in the National Constitution, as amended in 1994, as well as new federal, provincial and municipal legislation, has strengthened the legal framework dealing with damage to the environment. Legislative and government agencies have become more vigilant in enforcing the laws and regulations regarding the environment, increasing sanctions for environmental violations.

Under the amended Articles 41 and 43 of the National Constitution, all Argentine inhabitants have both the right to an undamaged environment and a duty to protect it. The primary obligation of any person held liable for environmental damage is to rectify such damage according to and within the scope of applicable law. The federal government sets forth the minimum standards for the protection of the environment and the provinces and municipalities establish specific standards and implementing regulations.

Federal, provincial and municipal laws and regulations relating to environmental quality in Argentina affect our operations. These laws and regulations set standards for certain aspects of environmental quality, provide for penalties and other liabilities for the violation of such standards, and establish remedial obligations in certain circumstances.

In general, we are subject to the requirements of the following federal environmental regulations (including the regulations issued thereunder):

•	National Constitution (Articles 41 and 43);

•	Law No. 25,675 on National Environmental Policy;

•	Law No. 25,612 on Integrated Management of Industrial and Service Industry Waste;

•	Law No. 24,051 on Hazardous Waste;

•	Law No. 20,284 on Clean Air;

•	Law No. 25,688 on Environmental Management of Waters;

•	Law No. 25,670 on the Management and Elimination of Polychlorinated Biphenyls;

•	Criminal Code; and

•	Civil Code, which sets forth the general rules of tort law.

These laws address environmental issues, including limits on the discharge of waste associated with oil and gas operations, investigation and cleanup of hazardous substances, workplace safety and health, natural resource damages claims and toxic tort liabilities. Furthermore, these laws typically require compliance with associated regulations and permits and provide for the imposition of penalties in case of non-compliance.

In addition, we are subject to various other provincial and municipal regulations, including those relating to gas venting, oil spills and well abandonment, among other matters.

By Resolution No. 404/94, the Argentine Secretariat of Energy amended Resolution No. 419/93, and created the Registry of Independent Professionals and Safety Auditing Companies (Registro de Profesionales Independientes y Empresas Auditoras de Seguridad), which may act with respect to areas of hydrocarbons storage, oil refineries, gas stations, fuel commercialization plants and plants for fractionation of LPG in containers or cylinders. The Resolution provides that external audits of oil refineries, gas stations and all fuel storage plants must be carried out by professionals registered in the Registry. Domestic fuel manufacturing companies and companies that sell fuels are prohibited from supplying these products to any station failing to comply with its obligations. Penalties for failure to perform the audits and remedial or safety tasks include the disqualification of plants or gas stations. In addition, a set of obligations is established in relation to underground fuel storage systems, including a mechanism for instant notification in cases of loss or suspicion of loss from the storage facilities.

On July 19, 2001, the Secretariat of Environmental Policy of the province of Buenos Aires issued Resolution No. 1037/01 ordering us to clean up certain areas adjacent to the La Plata refinery. The resolution was appealed through an administrative procedure which has not yet been resolved. Nevertheless, we have commenced certain works in order to identify potential technical solutions for the treatment of the historical contamination, while reserving that the remediation must be made by the parties responsible for the environmental damage. Under current law, the Argentine government has the obligation to indemnify us against any liability and hold us harmless for events and claims arising prior to January 1, 1991, according to Law No. 22,145.

During 2005, the Argentine Secretariat of Energy, by means of Resolution No. 785/05, created the National Program of Hydrocarbons Warehousing Aerial Tank Loss Control, a measure aimed at reducing and correcting environmental pollution caused by hydrocarbons warehousing-aerial tanks. We have commenced the development and implementation of a technical and environmental audit plan as required by this Resolution.

The above description of the material Argentine environmental regulations is only a summary and does not purport to be a comprehensive description of the Argentine environmental regulatory framework. The summary is based upon Argentine regulations related to environmental issues as in effect on December 31, 2009, and such regulations are subject to change.

U.S. Environmental Regulations

In addition, federal, state and local laws and regulations relating to health, safety and environmental quality in the United States, where YPF Holdings Inc. (“YPF Holdings”) operates, affect the operations of this subsidiary. YPF Holdings’ U.S. operations, conducted primarily through Maxus Energy Corporation (“Maxus”), are subject to the requirements of the following U.S. environmental laws:

•	Safe Drinking Water Act;

•	Clean Water Act;

•	Oil Pollution Act;

•	Clean Air Act;

•	Resource Conservation and Recovery Act;

•	National Environmental Policy Act;

•	Occupational Safety and Health Act;

•	Comprehensive Environmental Response, Compensation and Liability Act; and

•	various other federal, state and local laws.

These laws and regulations set various standards for many aspects of health, safety and environmental quality (including limits on discharges associated with oil and gas operations), provide for fines and criminal penalties and other consequences (including limits on operations and loss of applicable permits) for the violation of such standards, establish procedures affecting location of facilities and other operations, and in certain circumstances impose obligations concerning reporting, investigation and remediation, as well as liability for natural resource damages and toxic tort claims.

Taxation

Holders of exploration permits and production concessions are subject to federal, provincial and municipal taxes and regular customs duties on imports. The Hydrocarbons Law grants such holders a legal guarantee against new taxes and certain tax increases at the provincial and municipal levels, except in the case of a general increase in taxes.

Pursuant to Sections 57 and 58 of the Hydrocarbons Law, holders of exploration permits and production concessions must pay an annual surface fee that is based on acreage of each block and which varies depending on the phase of the operation, i.e., exploration or production, and in the case of the former, depending on the relevant period of the exploration permit. On October 17, 2007, the Official Gazette published Executive Decree No. 1,454/07, which significantly increased the amount of exploration and production surface fees expressed in Argentine pesos that are payable to the different jurisdictions where the hydrocarbon fields are located. See “—Exploration and Production.”

In addition, “net profit” (as defined in the Hydrocarbons Law) of holders of permits or concessions accruing from activity as such holders might be subject to the application of a special 55% income tax. This tax has never been applied. Each permit or concession granted to an entity other than us has provided that the holder thereof is subject instead to the general Argentine tax regime, and a decree of the executive branch of the Argentine government provides that we are also subject to the general Argentine tax regime.

Following the introduction of market prices for downstream petroleum products in connection with the deregulation of the petroleum industry, Law No. 23,966 established a volume-based tax on transfers of certain types of fuel, replacing the prior regime, which was based on the regulated price. Law No. 25,745, modified, effective as of August 2003, the mechanism for calculating the tax, replacing the old fixed value per liter according to the type of fuel for a percentage to apply to the sales price, maintaining the old fixed value as the minimum tax.

Export taxes

In 2002, the Argentine government began to impose customs duties on the export of hydrocarbons. Export tax rates were increased on crude oil to 20%, on butane, methane and LPG to 20% and gasoline and diesel fuel to 5%. In May 2004, Resolution No. 337/04 of the Ministry of Economy and Production increased export duties on crude oil to 25%. These export tax rates were increased again in 2004, when the Ministry of Economy and Production issued Resolution No. 532/04, establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of the exportation. In addition, in May 2004, pursuant to Resolution No. 645/04 of the Ministry of Economy and Production, an export duty on natural gas and natural gas liquids was established at a rate of 20%. The export duty on natural gas was increased again in July 2006, when the Ministry of Economy and Production increased the rate to 45% and instructed the Customs General Administration to apply the price fixed by the Framework Agreement between Argentina and Bolivia as the base price to which to apply the new tax rate, irrespective of the actual sales price. In addition, on October 10, 2006, the Ministry of Economy and Production imposed prevalent export duties on exports from the Tierra del Fuego province, which were previously exempted from taxes. Moreover, in May 2007 the Ministry of Economy and Production increased to 25% the export duty on butane, propane and LPG. There can be no assurances as to future levels of export taxes.

Resolution No. 394/2007 of the Ministry of Economy and Production, effective as of November 16, 2007, increased export duties on Argentine oil exports (as defined by the regulator) on crude oil and other crude derivatives products. The new regime provides that when the WTI international price exceeds the reference price, which is fixed at U.S.$60.9/barrel, the producer shall be allowed to collect at U.S.$42/barrel, with the remainder being withheld by the Argentine government as an export tax. If the WTI international price is under the reference price but over U.S.$45/barrel, a 45% withholding rate will apply. If such price is under U.S.$45/barrel, the applicable export tax is to be determined by the Argentine government within a term of 90 business days. Resolution No. 127/2008 of the Ministry of Economy and Production increased export duties applicable to natural gas exports from 45% to 100%, mandating a valuation basis for the calculation of the duty as the highest price established in any contract of any Argentine importer for the import of gas (abandoning the previously applicable reference price set by the Framework Agreement between Argentina and Bolivia mentioned above). Resolution No. 127/2008 provides with respect to LPG products (including butane, propane and blends thereof) that if the international price of the relevant LPG product, as notified daily by the Argentine Secretariat of Energy, is under the reference price established for such product in the Resolution (U.S.$338/m3 for propane, U.S.$393/m3 for butane and U.S.$363/m3 for blends of the two), the applicable export duty for such product will be 45%. If the international price exceeds the reference price, the producer shall be allowed to collect the maximum amount established by the Resolution for the relevant product (U.S.$233/m3 for propane, U.S.$271/m3 for butane and U.S.$250/m3 for blends of the two), with the remainder being withheld by the Argentine government as an export tax.

In addition, the calculation procedure described above also applies to other petroleum products and lubricants based upon different withholding rates, reference prices and prices allowed to producers. See “—Market Regulation.”

Antitrust Agreement

On June 16, 1999, the Argentine Ministry of Economy and Public Works delivered a letter to Repsol YPF setting forth a series of obligations that Repsol YPF was required to assume after the acquisition of the majority of our share capital. Repsol YPF met all of the requirements upon execution of the asset swap agreement entered into with Petrobras in December 2001. Repsol YPF believes that the acquisition of YPF will not be subject to further antitrust scrutiny in Argentina under existing law. However, the Ministry has not stated that there will be no further antitrust scrutiny and no assurances can be given that Repsol YPF will not be required to accept additional undertakings or other measures intended to address any perceived anti-competitive effects of the YPF acquisition.

Repatriation of Foreign Currency

Executive Decree No. 1,589/89, relating to the deregulation of the upstream oil industry, allows us and other companies engaged in oil and gas production activities in Argentina to freely sell and dispose of the hydrocarbons they produce. Additionally, under Decree No. 1,589/89, we and other oil producers are entitled to keep out of Argentina up to 70% of foreign currency proceeds they receive from crude oil and gas export sales, but are required to repatriate the remaining 30% through the exchange markets of Argentina.

In July 2002, Argentina’s Attorney General issued an opinion (Dictamen No. 235) which would have effectively required us to liquidate 100% of our export receivables in Argentina, instead of the 30% provided in Decree No. 1,589/89 based on the assumption that Decree No. 1,589/89 had been superseded by other decrees (Decree No. 530/91 and 1,606/01) issued by the government. Subsequent to this opinion, however, the government issued Decree No. 1,912/02 ordering the Central Bank to apply the 70%/30% regime set out in Decree No. 1,589/89. Nevertheless, the uncertainty generated by the opinion of Argentina’s Attorney General resulted in a legal proceeding described under See “Item 5. Update of Legal Proceedings—Non-reserved, remote contingencies—Proceedings related to foreign currency proceeds” in our September 30, 2010 Form 6-K.

RECENT DEVELOPMENTS

Exploration and Production Development Program 2010/2014 Results

In December 2010, after drilling 4 tight gas exploration wells in the south of the Loma La Lata field, in the Neuquén province, we verified the existence of what we believe to be a significant amount of non conventional gas resources. However, as of the date hereof, no proved reserves have been recognized for the related project. In addition, as part of the exploratory activities that we are carrying out in our shale gas and shale oil fields in the province of Neuquén, we have drilled two exploration wells in the Vaca Muerta formation, which we believe has similar conditions to productive basins in the United States. Although we believe the tight gas resources in Loma La Lata and the shale gas and oil fields in Neuquén are promising, until further work is completed, there remains significant risk that these discoveries will not lead to material proved reserves.

We have been able to reverse the downward trend in our crude oil production in 2010, according to our preliminary production figures for this year.

Ex-employee Action

A former employee of the Company who was allegedly excluded from the National Government’s YPF employee share ownership plan (PPP), has filed a claim against YPF seeking recognition of his status as a shareholder of YPF. In addition, the Federation of Former Employees of YPF has joined the proceeding as a supporting third party claimant, purportedly acting on behalf of other former employees who were also allegedly excluded from the PPP. Pursuant to the plaintiff’s request, the federal judge of first instance of Bell Ville, in the province of Cordoba, granted a preliminary injunction (the “Preliminary Injunction”), ordering that any sale of shares of YPF or any other transaction involving the sale, assignment or transfer of shares of YPF carried out by Repsol YPF or the Company be suspended, unless the plaintiff and other beneficiaries of the PPP, organized under the Federation of Former Employees of YPF, are involved or participate in such transactions. We filed an appeal against such decision, requesting that the Preliminary Injunction be revoked. In addition, we requested the recusal of the federal judge of first instance of Bell Ville and the issuance of a preliminary injunction offsetting the effects of the Preliminary Injunction. On March 1, 2011, we were notified that the intervening judge had allowed our appeal, suspending the effects of the Preliminary Injunction. In addition, a preliminary injunction was granted to explicitly allow the free disposition of our shares, provided that Repsol YPF, directly or indirectly continues to own at least 10% of our shares.

Under the jurisprudence of the Federal Supreme Court of Argentina (upholding numerous decisions of the relevant Courts of Appeals), YPF should not be held liable for claims of this nature related to the PPP. Through Law No. 25.471, the National Government assumed sole responsibility for any compensation to be received by the Company’s former employees who were excluded from the PPP.

Recent Sales of ADSs by Repsol YPF

On March 11, 2011, Repsol YPF entered into a transaction with Lazard Asset Management LLC (“Lazard Asset Management”) pursuant to which Repsol YPF sold to Lazard Asset Management, acting on behalf of its clients, and Lazard Asset Management, acting on behalf of certain of its clients, purchased from Repsol YPF, an aggregate of 11,414,329 ADSs, for a purchase price of approximately U.S.$484 million pursuant to a stock purchase agreement dated March 11, 2011 (the “Lazard Stock Purchase Agreement”). This sale was made pursuant to the registration statement of which this Prospectus is a part. The sale closed on March 21, 2011.

In connection with this sale, Repsol YPF also issued to Lazard Asset Management, acting on behalf of certain of its clients (each such client, a “Holder”), an aggregate of 11,414,329 non transferable put options (the “Put Options”), subject to adjustment in accordance with certain customary anti-dilution provisions, pursuant to a put option agreement (the “Lazard Put Option Agreement”) entered into with Lazard Asset Management, acting on behalf of the Holders, in conjunction with the closing of the sale of the ADSs to Lazard Asset Management described above.

Under the terms of the Lazard Put Option Agreement, each Holder of a Put Option will receive a number of Put Options equal to the number of ADSs purchased by Lazard Asset Management on its behalf pursuant to the Lazard Stock Purchase Agreement. Each Put Option will entitle, upon exercise, the relevant Holder to require Repsol YPF to purchase one ADS held by such Holder for a purchase price of U.S.$42.40 per ADS, subject to the anti-dilution adjustment provisions contained in the Lazard Put Option Agreement. The aggregate number of outstanding Put Options issued by Repsol YPF will be reduced as of September 12, 2011 (the “Option Determination Date”) by a number equal to a Reduction Percentage (as defined below) for each Holder of the aggregate number of outstanding Class D shares (including Class D shares in the form of ADSs) held by non-affiliates and eligible for resale without restriction on the NYSE as of the trading day preceding the Option Determination Date; provided that the aggregate number of Put Options will not be less than zero. “Reduction Percentage” means, for each Holder, the percentage obtained by multiplying 20% by a fraction (i) the numerator of which is the number of Put Options for such Holder and (ii) the denominator of which is 11,414,329.

The Put Options may be exercised in whole or in part by each Holder only once at any time between 9:00 a.m. and 5:00 p.m. from and including the Option Determination Date to and including October 10, 2011 (the “Option Expiration Date”). The date on which the Put Options held by any Holder are exercised is referred to as the “Option Exercise Date” with respect to such Holder.

The Put Options are not transferrable except with the prior written consent of Repsol. The Lazard Put Option Agreement also contains other customary terms and conditions, including representations and warranties by the parties thereto. The Put Options were sold by Repsol YPF in a private placement pursuant to applicable exemptions under the Securities Act and may not be resold by Holders.

On March 11, 2011, Repsol YPF also entered into transactions with certain other investors pursuant to which Repsol YPF sold to such investors and the investors purchased from Repsol YPF, an aggregate of 3,655,661 ADSs, for an aggregate purchase price of approximately U.S.$155 million pursuant to stock purchase agreements dated March 11 and March 13, 2011. These sales were made pursuant to the registration statement of which this Prospectus is a part. The sales closed on March 17 and March 18, 2011.

USE OF PROCEEDS

We will not receive any proceeds from the sale of ADSs by the selling shareholders.

CAPITALIZATION

The following table sets forth our indebtedness, shareholders’ equity and total capitalization as of December 31, 2010, as derived from our financial statements included elsewhere in this prospectus. You should read this table in conjunction with the section entitled “Summary Financial and Operating Data” and with our financial statements and the related notes included elsewhere in this prospectus. The sale contemplated herein of ADSs by the selling shareholders will have no effect on our capitalization.

	As of December 31, 2010

	(in millions of U.S. dollars)(1)	(in millions of pesos)
Outstanding indebtedness
Short-term indebtedness	1,552	6,176
Long-term indebtedness	405	1,613

Total indebtedness(2)	1,957	7,789
Total shareholders’ equity(3)	4,784	19,040

Total capitalization(3)	6,741	26,829

(1)	U.S. dollar amounts are based on the exchange rate quoted by the Central Bank on December 31, 2010 of Ps.3.98 to U.S.$1.00.
(2)	None of our indebtedness was secured as of December 31, 2010. Loans in an aggregate principal amount of U.S.$255 million were guaranteed by Repsol YPF as of such date.
(3)	Unaudited. See “Summary Financial and Operating Data.”

SELLING SHAREHOLDERS

The following table sets forth certain information regarding the shares of our capital stock, including shares represented by ADSs, held by the selling shareholders as of March 22, 2011 and as adjusted to show the effects of the offering, assuming full exercise of the underwriters’ option to purchase additional ADSs. Percentage ownership is based on 393,312,793 ordinary shares outstanding on March 22, 2011. Repsol YPF has stated that it intends to reduce its holding in YPF to approximately 50.1% over time.

	Beneficial Ownership Before Offering		Number of	Beneficial Ownership After Offering(1)
			Shares
Selling Shareholder	Number	Percentage	Offered(1)	Number	Percentage

Repsol YPF(2)	272,261,395	69.22%	30,145,898	242,115,497	61.56%
Repsol YPF Capital S.L.(3)	20,849,395	5.30%	—	20,849,395	5.30%
Caveant S.A.(4)	5,393,727	1.37%	—	5,393,727	1.37%

(1)	All the ADSs offered hereby were sold by Repsol YPF.
(2)	Excludes shares beneficially owned through Repsol YPF Capital S.L. and Caveant S.A. Share ownership amounts and percentages do not reflect the effect of possible future exercise of the remaining options granted by Repsol YPF to Enrique Eskenazi, Sebastiàn Eskenazi, Ezequiel Eskenazi Storey and Matías Eskenazi Storey, shareholders of Petersen Energía, or to companies that are, directly or indirectly, wholly-controlled by any of them, to purchase up to an additional 10% of our capital stock pursuant to the Second Petersen Option (as described in further detail in “Principal and Selling Shareholders—Option Agreements” in the accompanying prospectus). In addition, share ownership amounts and percentages do not reflect the effect of possible future exercise of the 6,410,257 warrants issued by Repsol YPF to Eton Park Master Fund, Ltd. and Eton Park Fund, L.P. in December 2010, each such warrant exercisable for one ADS. Repsol YPF’s executive offices are located at Paseo de la Castellana, 278—280, 28046 Madrid, Spain.
(3)	Repsol YPF Capital S.L.’s executive offices are located at Paseo de la Castellana 278 - 28046 Madrid, Spain.
(4)	Caveant S.A.’s executive offices are located at Macacha Güemes 515-31st floor, C1106BKK, Ciudad Autónoma de Buenos Aires, Argentina.

Shares Available for Sale

Following this offering, Repsol YPF and its affiliates may continue to hold shares representing up to 68.23% of our capital stock if the underwriters exercise the over-allotment option in full. In addition, the Petersen Group will hold shares representing 15.46% of our capital stock. Sales of a substantial number of shares after the consummation of this offering, or the anticipation of such sales, could decrease the trading price of the ADSs. The Petersen Group has not agreed to limit any future sales of shares or ADSs and, although Repsol YPF has agreed to partial limitations on any further sales of Class D shares or ADSs for 90 days following the consummation of this offering, Repsol YPF has the ability to sell shares or ADSs representing up to 4.50% of our capital stock (if the underwriters do not exercise their option to purchase additional ADSs). In addition, Repsol YPF may sell shares or ADSs representing up to 2% of our capital stock at any time to investors located in Argentina within such 90-day period.

UNDERWRITING

The selling shareholders are offering the ADSs described in this prospectus supplement and accompanying prospectus through the underwriters named below. Subject to the terms and conditions of the underwriting agreement dated the date of this prospectus supplement, the selling shareholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of ADSs, listed next to its name in the following table:

Name	Number of ADSs

Credit Suisse Securities (USA) LLC	4,497,000
Deutsche Bank Securities Inc.	2,652,000
Goldman, Sachs & Co.	4,384,000
Itaú BBA USA Securities, Inc.	2,000,000
Morgan Stanley & Co. Incorporated	6,832,000
Raymond James & Associates, Inc.	2,170,000
Santander Investment Securities Inc.	3,680,000

Total	26,215,000

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our and the selling shareholders’ counsel and our independent auditors. The underwriters are committed to purchase all the ADSs offered by the selling shareholders in this public offering if they purchase any ADSs (other than those covered by the underwriters’ option to purchase additional ADSs, described below). The underwriting agreement provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling shareholders have granted to the underwriters an option to purchase up to an amount of ADSs equal to 15 percent of the number of offered ADSs indicated on the cover page of this prospectus supplement. The underwriters have 30 days from the date of this prospectus supplement to exercise this option to purchase additional ADSs. If any ADSs are purchased with this option to purchase additional ADSs, the underwriters will purchase ADSs in approximately the same proportion as shown in the table above at the same purchase price per ADS (less the same commission).

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by the selling shareholders in connection with the offering assuming both no exercise and full exercise of the underwriters option to purchase additional ADSs:

	No exercise of the option to purchase additional ADSs	Exercise of the option to purchase additional ADSs

Per ADS	U.S.$0.8815	U.S.$0.8815
Total	U.S.$23,108,522.50	U.S.$26,573,609.09

The ADSs sold by the underwriters to the public will initially be offered at the initial price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of U.S.$0.5289 per ADS. The Offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to object any order in whole or in part. After the initial public offering of the ADSs, the underwriters may change the offering price and other selling terms.

The selling shareholders estimate that their total expenses for the offering will be approximately U.S.$2,000,000.

Repsol YPF has entered into a lock-up agreement with the underwriters under which, subject to the exceptions set forth below, for a period of 90 days after the date of this prospectus supplement, it may not, directly or indirectly (including through its subsidiaries), without the prior written consent of the representatives of the underwriters:

•	issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or cause to be filed with the SEC a registration statement (or equivalent) under the Securities Act or any other securities regulator relating to, any securities or other capital stock (including in the form of ADSs) or any securities convertible into or exercisable or exchangeable for any securities or other capital stock (including in the form of ADSs), or publicly disclose the intention to make any offer, sale, pledge, disposition or filing; or

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any securities or other capital stock (including in the form of ADSs) or any securities convertible into or exercisable or exchangeable for any securities or other capital stock (including in the form of ADSs), whether any such transaction described in the bullet points above is to be settled by delivery of any securities or other capital stock (including in the form of ADSs) or any securities convertible into or exercisable or exchangeable for any securities or other capital stock (including in the form of ADSs) or such other securities, in cash or otherwise. In addition, in the event that either (a) during the period that begins on the date that is fifteen (15) calendar days plus three (3) business days before the last day of the “lock-up” period and ends on the last day of the “lock-up” period, the we issue an earnings release or material news or a material event relating to us occurs; or (b) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the sixteen (16) day period beginning on the last day of the “lock-up period”, then the “lock-up” restrictions will continue to apply until the expiration of the date that is fifteen (15) calendar days plus three (3) business days after the date on which the issuance of the earnings release or the material news or material event occurs.

The foregoing lock-up limitations will not apply to, inter alia (a) the sale of up to 13,781,031 Class D shares or ADSs registered under the registration statement of which this Prospectus is a part, or 17,711,929 Class D shares or ADSs in the case the underwriters do not exercise the option to purchase additional ADSs, in each case at a price per Class D share or ADS at least equal to the price to the public in this offering, (b) the sale of Class D shares to investors located in the Republic of Argentina representing in the aggregate no more than 2% (two percent) of our current outstanding capital stock, and (c) the offer and sale of Class D shares or ADSs to affiliates of Petersen Energía S.A. and Eton Park Master Fund, Ltd. and Eton Park Fund, L.P. pursuant to the options and warrants, respectively described in this prospectus supplement.

We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The ADSs are listed on the New York Stock Exchange under the symbol “YPF.” The Class D shares trade on the BASE under the symbol “YPFD.”

In connection with the offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of the ADSs, which involves the sale by the underwriters of a greater number of ADSs than the number of ADSs they are required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriter’s option to purchase additional ADSs referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional ADSs, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the underwriter may purchase ADSs through the option to purchase additional ADSs. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, the underwriters may be required to repay the underwriting discount received by them. Also the underwriters and/or their affiliates may purchase ADSs for their own proprietary account.

These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of ADSs to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This document is only being distributed to, and is only directed at, persons in the United Kingdom that are also (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (2) high net worth entities, and other persons falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents. Any investment or investment activity to which this document relates is available in the United Kingdom only to relevant persons, and will be engaged in only with such persons.

The ADSs have not been, and will not be, registered with the Comisión Nacional de Valores (Argentine Securities Commission). The ADSs have not been offered or sold, and will not be offered or sold in Argentina, except in circumstances that do not constitute a public offering or distribution under Argentine laws and regulations.

Relationships with the Underwriters

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses. The underwriters and their respective affiliates have provided in the past to us and our affiliates and to the selling shareholders and its affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and our affiliates, the selling shareholders and its affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, an affiliate of Raymond James & Associates, Inc., Raymond James Argentina S.B.S.A., acted as financial advisor to Repsol YPF in connection with Repsol YPF’s private sales of our ADSs described in “Recent Developments—Recent Sales of ADSs by Repsol YPF.” In addition, from time to time, the underwriters and their respective affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

VALIDITY OF THE SECURITIES

The validity of the ADSs will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. The validity of the underlying Class D shares and other matters governed by Argentine law will be passed upon for us by Severgnini, Robiola, Grinberg & Larrechea, Buenos Aires, Argentina. Carlos María Tombeur and Arturo F. Alonso Peña, members of Severgnini, Robiola, Grinberg & Larrechea, are members of our Supervisory Committee. Certain U.S. legal matters in connection with the offering will be passed upon by Simpson Thacher & Bartlett LLP, U.S. counsel for the underwriters. Bruchou, Fernàndez Madero & Lombardi Abogados, Argentine counsel to the underwriters, will pass on certain matters of Argentine law.

EXPERTS

The Audited Consolidated Financial Statements incorporated in this registration statement by reference to our December 31, 2009 Form 6-K have been audited by Deloitte & Co. S.R.L., an independent registered public accounting firm, as stated in its report, which is incorporated herein by reference (which report (1) expresses an unqualified opinion on YPF’s consolidated financial statements and includes explanatory paragraphs stating that (i) the Audited Consolidated Financial Statements have been retrospectively adjusted for effecting the change in the Company’s accounting policy in relation to the recognition of the deferred income tax liability due to the application of the method for restatement in constant Argentine pesos, as discussed in Note 1.b to the Audited Consolidated Financial Statements; and (ii) the accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America, that the information relating to the nature and effect of such differences is presented in Notes 13, 14, and 15 to YPF’s Audited Consolidated Financial Statements), and has been so incorporated in reliance upon the report of such firm given upon its authority as expert in accounting and auditing.

During the years ended December 31, 2008 and 2009 and through the date of this prospectus, the principal independent accountant engaged to audit our financial statements, Deloitte & Co S.R.L., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

The offices of Deloitte & Co. S.R.L. are located at Florida 234, 5th floor, Ciudad Autónoma de Buenos Aires, Argentina.

PROSPECTUS

Shares of Class D Common Stock
(including in the form of American depositary shares)

YPF Sociedad Anónima

This prospectus relates to up to 58,996,919 issued and outstanding shares of our Class D common stock (the “Class D shares”), including in the form of American depositary shares, or ADSs, that may be offered and sold from time to time by the selling shareholders named in this prospectus, in amounts, at prices and on terms that will be determined at the time of any such offering. Each ADS represents one Class D share. For more information on the sale of the Class D shares, including in the form of ADSs, please see “Plan of Distribution.”

You should carefully read this prospectus before you invest in our Class D shares and ADSs.

The ADSs trade on the New York Stock Exchange (“NYSE”) under the symbol “YPF.” On          , 2010, the last reported sale price of the ADSs was U.S.$          per ADS on the NYSE. Our Class D shares trade on the Buenos Aires Stock Exchange (“BASE”) under the symbol “YPFD.” On          , 2010, the last reported sale price of our Class D shares was Ps.          per share on the BASE.

Investing in our Class D shares and the ADSs involves significant risks. Before buying any securities, you should carefully read the discussion of material risks of investing in our Class D shares or the ADSs in “Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009, which is incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated November 26, 2010

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. As allowed by the SEC rules, this prospectus does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

This prospectus provides you with a general description of our Class D shares and ADSs. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” beginning on page iii of this prospectus. Any information in a prospectus supplement, if any, or information incorporated by reference after the date of this prospectus is considered part of this prospectus and may add, update or change information contained in this prospectus. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the selling shareholders have authorized any other person to provide you with different information. Neither we nor the selling shareholders are making an offer to sell the Class D shares or ADSs in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

YPF Sociedad Anónima is a stock corporation organized under the laws of the Republic of Argentina (“Argentina”). As used in this prospectus, “YPF,” “the company,” “we,” “our” and “us” refer to YPF Sociedad Anónima and its controlled and jointly controlled companies or, if the context requires, its predecessor companies. “YPF Sociedad Anónima” or “YPF S.A.” refers to YPF Sociedad Anónima only. “Repsol YPF” refers to Repsol YPF, S.A. and its consolidated companies, including YPF, unless otherwise specified or the context otherwise requires. We maintain our financial books and records and publish our financial statements in Argentine pesos. In this prospectus, references to “pesos” or “Ps.” are to Argentine pesos, and references to “dollars,” “U.S. dollars” or “U.S.$” are to United States dollars.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-3 under the U.S. Securities Act of 1933 (the “Securities Act”). This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish to the SEC annual reports containing financial statements audited by our independent auditors and our quarterly reports containing unaudited financial data for the first three quarters of each fiscal year, as required by Argentine National Securities Commission (“CNV”) rules and regulations. We will file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from December 31, the end of our fiscal year, and will file reports on Form 6-K containing an English language version of any quarterly reports we file with Argentine securities regulators or stock exchanges.

We will send the depositary a copy of all notices that we give relating to meetings of our shareholders or to distributions to shareholders or the offering of rights and a copy of any other report or communication that we make generally available to our shareholders. The depositary will make all these notices, reports and communications that it receives from us available for inspection by registered holders of ADSs at its office. The depositary will mail copies of those notices, reports and communications to you if we ask the depositary to do so and furnish sufficient copies of materials for that purpose. See “Description of American Depositary Shares—Notices and Reports.”

We also file financial statements and other periodic reports with the CNV located at Avenida 25 de Mayo 175, Buenos Aires, Argentina.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we submit to it, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Information contained in this prospectus and information that we submit to the SEC in the future and incorporate by reference will automatically update and supersede the previously submitted information. We incorporate herein by reference the documents listed below that we have submitted to the SEC:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”) filed with the SEC on June 29, 2010;

•	our report on Form 6-K as furnished to the SEC on August 6, 2010 (the “June 30, 2010 Form 6-K”);

•	our report on Form 6-K as furnished to the SEC on August 13, 2010; and

•	our report on Form 6-K as furnished to the SEC on November 26, 2010 (the “September 30, 2010 Form 6-K”).

We incorporate by reference in this prospectus all subsequent annual reports filed with the SEC on Form 20-F under the Exchange Act, prior to the termination of the offering, and those of our reports submitted to the SEC on Form 6-K that we specifically identify in such form as being incorporated by reference.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies, you should rely on the statements made in this prospectus or in the most recent document incorporated by reference herein.

You may obtain a copy of these filings at no cost by writing or telephoning us at the following address:

YPF S.A.
Office of Shareholders Relations
Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
Tel. (011-54-11) 5441-5531
Fax (011-54-11) 5441-2113

FORWARD-LOOKING STATEMENTS

This prospectus, including any documents incorporated by reference, contains statements that we believe constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of us and our management, including statements with respect to trends affecting our financial condition, financial ratios, results of operations, business, strategy, geographic concentration, reserves, future hydrocarbon production volumes and the company’s ability to satisfy its long-term sales commitments from future supplies available to the company, dates or periods in which production is scheduled or expected to come onstream, as well as our plans with respect to capital expenditures, business strategy, geographic concentration, cost savings, investments and dividends payout policies. These statements are not a guarantee of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond our control or may be difficult to predict. Accordingly, our future financial condition, prices, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and dividend policies could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, replacement of hydrocarbon reserves, environmental, regulatory and legal considerations and general economic and business conditions in Argentina, as well as those factors described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our 2009 Form 20-F. We do not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

v

SUMMARY

This summary highlights certain relevant information included elsewhere in this prospectus. This summary does not purport to be complete and may not contain all of the information that is important or relevant to you. Before investing in the Class D shares or ADSs, you should read this entire prospectus carefully for a more complete understanding of our business and the offering, including our audited and unaudited financial statements and related notes and the sections entitled “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our 2009 Form 20-F, and the information incorporated by reference herein.

Overview

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and LPG. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In 2009, we had consolidated net sales of Ps.34,320 million (U.S.$9,032 million) and consolidated net income of Ps.3,486 million (U.S.$917 million), and in the nine-month period ended September 30, 2010, we had consolidated net sales of Ps.31,849 million (U.S.$8,043 million) and consolidated net income of Ps.4,580 million (U.S.$1,156 million).

Most of our predecessors were state-owned companies with operations dating back to the 1920s. In November 1992, the Argentine government enacted the Privatization Law (Law No. 24,145), which established the procedures for our privatization. In accordance with the Privatization Law, in July 1993, we completed a worldwide offering of 160 million Class D shares that had previously been owned by the Argentine government. As a result of that offering and other transactions, the Argentine government’s ownership interest in our capital stock was reduced from 100% to approximately 20% by the end of 1993.

Since 1999, we have been controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain with global operations. Repsol YPF owned approximately 99% of our capital stock from 2000 until 2008, when the Petersen Group (as defined in “Principal and Selling Shareholders”) purchased, in different stages, shares representing 15.46% of our capital stock. In addition, Repsol YPF granted certain affiliates of Petersen Energía S.A. (“Petersen Energía”) an option to purchase up to an additional 10% of our outstanding capital stock. This option will expire on February 21, 2012.

Upstream Operations

•
We operate more than 70 oil and gas fields in Argentina, accounting for approximately 39% of the country’s total production of crude oil, excluding natural gas liquids, and approximately 39% of its total natural gas production, including natural gas liquids, in 2009, according to information provided by the Argentine Secretariat of Energy.

•	We had proved reserves, as estimated as of December 31, 2009, of approximately 538 mmbbl of oil and 2,672 bcf of gas, representing aggregate reserves of 1,013 mmboe.

•
In 2009, we produced approximately 111 mmbbl of oil (302 mbbl/d), including condensate and natural gas liquids, and 533 bcf of gas (1,460 mmcf/d) and, in the nine-month period ended September 30, 2010, we produced approximately 82 mmbbl of oil (298 mbbl/d) and 386 bcf of gas (1,373 mmcf/d).

Downstream Operations

•	We are Argentina’s leading refiner with operations conducted at three wholly-owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d). We also have a 50%

interest in Refinería del Norte, S.A. (“Refinor”), an entity jointly controlled with and operated by Petrobras Energía S.A., which has a refining capacity of 26.1 mbbl/d.

•
Our retail distribution network for automotive petroleum products as of September 30, 2010 consisted of 1,624 YPF-branded service stations, and we estimate we held approximately 31% of all gasoline service stations in Argentina.

•
We are one of the leading petrochemical producers in Argentina and in the Southern Cone of Latin America, with operations conducted through our Ensenada and Plaza Huincul sites. In addition, Profertil S.A. (“Profertil”), a company that we jointly control with Agrium Investments Spain S.L. (“Agrium”), is one of the leading producers of urea in the Southern Cone.

The Argentine Market

Argentina is the first largest producer of natural gas and the fourth largest producer of crude oil in Latin America based on 2009 production, according to the BP Statistical Review.

In response to the economic crisis of 2001 and 2002, the Argentine government, pursuant to the Public Emergency Law (Law No. 25,561), established export taxes on certain hydrocarbon products. In subsequent years, in order to satisfy growing domestic demand and abate inflationary pressures, this policy was supplemented by constraints on domestic prices, temporary export restrictions and subsidies on imports of natural gas and diesel. As a result, until 2008, local prices for oil and natural gas products had remained significantly below those prevalent in neighboring countries and international commodity exchanges, heightening domestic demand for such products. In the case of natural gas, the price at which Bolivia exports natural gas to Argentina was approximately U.S.$6.16/mmBtu in December 2009(approximately U.S.$7.41/mmBtu in September 2010, while our average sales price in Argentina during 2009 was approximately U.S.$1.86/mmBtu.

Argentina’s gross domestic product, or GDP, after declining during the economic crisis of 2001 and 2002, grew at an average annual real rate of approximately 8.5% from 2003 to 2008, deccelerating in 2009 as a result of the crisis in the global economy. Driven by this economic expansion and low domestic prices, energy demand has increased significantly during the same period, outpacing energy supply (which in the case of oil declined). For example, Argentine natural gas and diesel consumption grew at average annual rates of 6.7% and 4.7%, respectively, during the period 2003-2008, before decreasing slightly in 2009, according to the BP Statistical Review and the Argentine Secretariat of Energy. As a result of this increasing demand and actions taken by the Argentine regulatory authorities to support domestic supply, exported volumes of hydrocarbon products, especially natural gas, diesel and gasoline, declined steadily over this period. At the same time, Argentina has increased hydrocarbon imports, becoming a net importer of certain products, such as diesel, and increased imports of gas (including NGL). In 2003, Argentina’s net exports of diesel amounted to approximately 1,349 mcm, while in 2009 its net imports of diesel amounted to approximately 545 mcm, according to information provided by the Argentine Secretariat of Energy. Significant investments in the energy sector are expected to be required in order to support continued economic growth, as the industry is currently operating near capacity.

Demand for diesel in Argentina exceeds domestic production. In addition, the import prices of refined products have been substantially higher than the average domestic sales prices of such products, rendering the import and resale of such products uneconomic. As a result, service stations experience temporary shortages and are required to suspend or curtail diesel sales. While we are operating our refineries at or above capacity, during peak demand periods we are forced to prorate supplies among our service stations according to historical sales levels.

As the largest integrated oil and gas company in Argentina, we believe that we are well positioned to benefit from potential reform in the energy sector, although we cannot assure that reforms will be implemented or, if implemented, that they will be advantageous to our business.

Competitive Strengths

Largest producer, refiner and marketer of crude oil, natural gas and refined products in Argentina

Our upstream operations benefit from concessions providing access to 22% of the total proved crude oil reserves, excluding natural gas liquids, and 25% of total proved natural gas reserves, including natural gas liquids, in Argentina as of December 31, 2009, according to the Argentine Secretariat of Energy. In 2009, we had an attributable production share, which represents our share of the total production from the fields in which we have an interest, of approximately 39% of the total crude oil extracted, excluding natural gas liquids (more than the next four largest producers combined), and approximately 39% of total natural gas extracted, including natural gas liquids, in Argentina, according to the Argentine Secretariat of Energy.

Our downstream operations refine and distribute more refined products than any other company in Argentina. In 2009, we estimate that we had over 50% of the country’s refining capacity and distributed more diesel, gasoline, lubricants, asphalts and compressed natural gas than any other distributor. As of September 30, 2010, we had 1,624 YPF-branded service stations (including proprietary and franchised service stations), and we believe held approximately 31% of the country’s gasoline service stations, and we had a market share of gasoline and diesel of 56.4%, according to analysis we made of the information provided by the Secretariat of Energy. We are one of the largest petrochemical producers in the Argentine market, offering a wide range of products, including aromatics and fertilizers, LAB, LAS, maleic anhydride, polybutenes, methanol and solvents.

Favorably positioned as an integrated player

We participate in all phases of the oil and gas value chain, including production, refining, marketing and distribution, with the potential to capture margin at all levels. In 2009 and 2008, our production represented approximately 78% and 83%, respectively, of the total crude oil processed by our refineries.

Substantial portfolio of operated oil and gas concessions

As of September 30, 2010, we held interests in 106 production concessions and exploration permits in Argentina, with 100% ownership interest in 57 of these. Many of our production concessions are among the most productive in Argentina, including concessions in the Neuquina and Golfo de San Jorge basins, which accounted for approximately 85% of our total production in 2009. Our concessions are not scheduled to expire until 2017 and concessions representing approximately 50% of our proved reserves as of December 31, 2009 were extended prior to the date of this prospectus through 2026 and 2027 (see Note 5(c) to our Unaudited Interim Financial Statements.). We have a portfolio of mature fields with geologic characteristics that are similar in many respects to those in other regions (such as those in the United States) which have been successfully rejuvenated through the use of advanced oil recovery technologies to increase field recovery factors. In addition, there is tight gas in place within our concession areas in Argentina.

A majority of our fields have been in operation for several years and, as a result, approximately 79% of our total proved reserves of 1,013 mmboe were categorized as developed as of September 30, 2010.

Extensive refining and logistics assets

We have extensive refining assets which we believe represent more than 50% of the country’s refining capacity, operating at high utilization rates. Our refining system has high complexity, giving us flexibility to shift some of our production resources toward higher value-added products. Our refining assets also benefit from large scale (our La Plata refinery is the largest in Argentina with a capacity of 189,000 bbl/d) and convenient location, and rank highly in terms of availability and maintenance.

We manage a large scale logistics network, consisting of 1,801 km of multi-product pipelines for the distribution of our refined products, connecting our two main refineries to our most important depots, of which we have 16 with a total storage capacity of approximately 1,023 thousand cubic meters. We also operate 53 airport facilities (40 of which are wholly-owned) with a total storage capacity of 24,000 cubic meters and 27 company-owned tanker trucks.

All of our refineries are connected to pipelines that we own or in which we have a significant stake. Oil is piped to our Luján de Cuyo refinery from Puerto Hernández by a 528 km pipeline and to our La Plata refinery from Puerto Rosales by another 585 km pipeline. We also have a 37% stake in Oleoductos del Valle S.A. (the company operating the oil pipeline from the Neuquina basin to Puerto Rosales).

Strong marketing brand

The “YPF” brand is widely recognized in the Argentine consumer market. Our 1,624 YPF-branded service stations are located throughout Argentina’s urban and suburban areas, and we have more than 1 million cardmembers in our marketing loyalty programs. We also leverage our marketing and branding power to sell industrial products, such as lubricants, for which we held a 37.4% market share as of September 30, 2010, according to our latest internal estimates.

Experienced management team and access to Repsol YPF expertise

We are led by a highly regarded and experienced team of professionals. Certain members of the senior management team have long tenures with us and significant experience in the Argentine energy sector.

We benefit from Repsol YPF’s experience and know-how in the upstream and downstream businesses. Repsol YPF is an integrated international oil and gas company with significant activity along the hydrocarbon product value chain. It holds one of the largest refining and marketing asset portfolios in Europe and owns significant refining and marketing assets in other Latin American countries, including a market-leading position in Peru. Repsol YPF conducts exploration and production activities in more than 30 countries and has developed its offshore expertise through its participation in offshore areas and assets in the Gulf of Mexico, Brazil and West Africa.

We have a research and development facility in La Plata, Argentina, that works in cooperation with Repsol YPF, to carry out research and development programs of mutual interest, including programs concerning prospects for new opportunities arising out of the long term evolution of the primary technologies used within the energy sector. These include bioengineering, future combustion engines, electric transport, the use of hydrogen as an energy carrier, renewable energy and the capture and storage of CO2. These studies allow us and Repsol YPF to develop new capabilities and plan our future activities.

Business Strategy

As the largest integrated oil and gas company in Argentina, we seek to improve margins and to maximize profitability through the most efficient utilization of resources and assets along our entire value chain. Our key strategies are the following:

Upstream

Improve our field recovery factors. In 2006, we developed a new integrated strategy, aimed at rejuvenating mature fields through the use of advanced technologies. This strategy, which we began to implement in 2007, seeks to increase recovery factors in our mature fields through infill drilling and secondary and tertiary recovery, and is subject to prevailing economic and regulatory conditions. Many of the technologies to be implemented through this strategy have been successfully employed in large mature basins, such as those in the United States, although no assurances can be given that we will achieve recovery factors resembling those achieved in the United States. This strategy, along with certain initiatives undertaken by our exploration and production business unit aimed at achieving a comprehensive operational improvement, such as improving well productivity through better water management and an improved maintenance of facilities and optimizing the fracturing process, have generated positive results. During 2009, we incorporated new proved reserves of 85 mmboe through extensions, discoveries, improved recovery and revisions of previous estimates. As of September 30, 2009, approximately 21% of our proved reserves as of such date had been audited by external auditors.

Improve the operational efficiency of our exploration and production. Our exploration and production business unit is carrying out a comprehensive operational improvement and cost reduction program with over 100 initiatives that we expect to continue having a positive impact on our business. These include initiatives described above seeking to improve well productivity through better water management, enhancing facilities maintenance, optimizing the fracturing process and reducing energy costs, among others.

Invest in onshore and offshore exploration in Argentina. Onshore, we plan to continue carrying out the recently started targeted exploration for conventional and unconventional resources. For example, we intend to access new onshore exploratory properties in under-explored areas within currently producing basins. To support this initiative, in 2007 we began to add new drilling and fracturing equipment and hired additional technical personnel. We have entered into agreements with Energía Argentina S.A. (“ENARSA”), the state-owned energy company, and other companies, for the joint exploration of Argentine offshore properties, which we believe positions us well to explore potentially lucrative offshore areas in Argentina. Offshore acreage is largely unexplored in Argentina and constitutes the largest area for green field developments in the country, and we intend to actively participate in the tender process for new offshore properties in Argentina.

Additionally, we have also successfully participated in the bidding process to start exploration offshore activities in a sea platform in Uruguay. This project will be developed in two distinct areas (one of which will be operated by us) in association with a subsidiary of Petrobras and Galp Energia SGPS, SA. Our involvement in both concessions is part of the strategic partnership for exploration in the South Atlantic between YPF and Petrobras.

Optimize value of non-core fields. We are seeking to optimize our portfolio of exploration and production assets through active management of various non-core fields, including through potential associations with smaller operators in certain fields in order to improve their operational effectiveness.

Downstream

Continue to improve production and cost efficiencies in downstream businesses. We are seeking to optimize our refining assets to increase their capacity (through de-bottlenecking and revamping of equipment), further improve their flexibility to shift capacity among certain categories of products, adapt our refineries to new low-sulfur regulations and develop our logistics network and assets to meet the continued growth in demand we expect. In addition, we continue to implement various cost reduction programs throughout our refining and logistics assets (including internal consumption reduction and centralized purchasing), marketing network (including back-office integration, loyalty program reductions and selective expansion of our company-owned and operated service station network while continuing to eliminate dealer-operated service stations with lower operating efficiency) and chemical division (including the reduction of maintenance-related production stoppages).

Additionally we continue with the construction of the Continuous Catalytic Reformer Plant (CCR) that will involve an estimated investment of over U.S.$340 million. This plant, which we anticipate could begin operations during 2012, will use state-of-the art technology for chemical processes for reforming of naphtha based on catalysts, which will involve improvements in productivity, safety and environmental care. The plant is expected to produce approximately 200,000 tons of aromatic compounds that can be used as octane enhancers for automobile gasoline. Additionally, plant is expected to produce approximately 15,000 tons of hydrogen that will improve the process of hydrogenation of fuels to increase quality and reduce its sulfur content, further reducing the environmental impact of internal combustion engines.

In addition to the investment mentioned in the preceding paragraph, we have started a new project that we estimate will involve approximately U.S.$670 million to further improve the quality of gasoline and diesel produced by our refineries in La Plata and Lujan de Cuyo, located in the province of Buenos Aires and in the province of

Mendoza, respectively, including investments to optimize energy use and increase the power reliability and capacity of the respective plants. This project is expected to be completed during the next three years.

Increase value creation from petrochemicals. As mentioned above, our chemicals business unit will carry out a significant upgrade of its aromatics plant by migrating to state-of-the-art technology. We believe our investments will facilitate the integration with our refining and marketing business unit through a significant increase in aromatics production, much of which will be used by our refining and marketing business unit to increase gasoline octane levels and to produce hydrogen to improve refining plant productivity.

Our principal executive offices are located at Macacha Güemes 515, (C1106BKK) Ciudad Autónoma de Buenos Aires, Argentina, and our general telephone number is (011-54-11) 5441-2000. Our website address is www.repsolypf.com and our website is available in Spanish and English. Information contained on our website is not incorporated by reference in, and shall not be considered a part of, this prospectus.

THE OFFERING

Issuer	YPF Sociedad Anónima

Selling shareholders	Repsol YPF, Repsol YPF Capital S.L. and Caveant S.A. See “Principal and Selling Shareholders.”

The offering
The selling shareholders may offer and sell up to 58,996,919 Class D shares, including in the form of ADSs, in the United States and other countries outside Argentina, from time to time in amounts, at prices and on terms that will be determined at the time of any such offering or sale. For more information on the sale of the Class D shares or ADSs by the selling shareholders, please see “Plan of Distribution.”

Share capital
As of the date of this prospectus, our share capital consisted of 393,312,793 shares, consisting of 3,764 Class A shares, 7,624 Class B shares, 40,422 Class C shares and 393,260,983 Class D shares, each fully subscribed and paid, with a par value of ten pesos each. See “Item 10. Additional Information—Capital Stock” in our 2009 Form 20-F.

The offering of our Class D common stock, including in the form of ADSs, by the selling shareholders as contemplated by this prospectus will not affect our share capital.

The ADSs
Each ADS represents one Class D share held by The Bank of New York, S.A., as custodian of The Bank of New York Mellon, a New York banking corporation, as depositary under the deposit agreement among us, The Bank of New York Mellon and the holders of the ADSs. The ADSs will be evidenced by American depositary receipts, or ADRs.

Listing
Our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “YPF”. Our Class D shares are listed on the Buenos Aires Stock Exchange, or BASE, under the symbol “YPFD”. In addition, our Board of Directors approved on November 5, 2010, the listing of our Class D shares on Latibex, an international market approved by the Spanish government and regulated by the Spanish Securities Market Law. As of the date hereof, the listing on Latibex is still pending.

Existing shareholders
The following table summarizes the percentage of our outstanding shares held by our existing shareholders both before and after giving effect to the sale of 58,996,919 Class D shares, including in the form of ADSs, by the selling shareholders:

	As of November 22, 2010
	Actual	As adjusted(1)
Repsol YPF(2)	76.56%	61.56%
Repsol YPF Capital S.L.	5.30%	5.30%
Caveant S.A.	1.37%	1.37%
Petersen Group(3)	15.46%	15.46%
Public	1.29%	1.29%
Argentine federal and provincial governments	<0.01%	<0.01%
Employee fund	0.01%	0.01%

(1)	The Class D shares registered in this registration statement may be sold by Repsol YPF or by a combination of sales by Repsol YPF and its two wholly-owned subsidiaries, Repsol YPF Capital S.L and Caveant S.A.
(2)	Excludes shares beneficially owned through Repsol YPF Capital S.L. and Caveant S.A. Share ownership percentage does not reflect the Second Petersen Option described in “Principal and Selling Shareholders—Option Agreements”.
(3)	Corresponds to Petersen Energía (14.90%) and Petersen Energía Inversora S.A. (“PEISA”) (0.56%).

Dividends
Holders of each class of our common stock rank equally for the purpose of receiving any dividends approved by our shareholders. The owners of ADSs will be entitled to receive dividends to the same extent as the owners of shares of common stock. Holders of ADSs on the applicable record dates will be entitled to receive dividends paid on the shares of common stock represented by the ADSs, after deduction of any applicable expenses of the depositary. In accordance with Argentine corporate law, we may pay dividends that are approved by our shareholders in pesos out of retained earnings, if any, as set forth in our audited financial statements prepared in accordance with Argentine GAAP and filed with the CNV, after any required contribution to our legal reserve. The transfer abroad of dividend payments in connection with closed and audited financial statements approved by a shareholders’ meeting is currently authorized by applicable regulations. YPF has adopted a dividend policy under which we will distribute 90% of our net income as dividends. See “Principal and Selling Shareholders—Shareholders’ Agreement.” This dividend policy is subject to a number of factors, including our debt service requirements, capital expenditure and investment plans, other cash requirements and such other factors as may be deemed relevant at the time. We cannot assure you that we will pay any dividends in the future.

Voting rights
Holders of each class of our common stock are entitled to one vote per share of common stock, although the affirmative vote of holders of our Class A shares is required for certain actions. Subject to Argentine law and the terms of the deposit agreement, holders of the ADSs will have the right to instruct the depositary how to vote the number of Class D shares represented by their ADSs. See “Item 10. Additional Information—Capital Stock” in our 2009 Form 20-F and “Description of American Depositary Shares.” Non-Argentine companies that own Class D shares directly are required to register in Argentina in order to exercise their voting rights.

Use of proceeds
The selling shareholders will receive all of the net proceeds from the sale of ADSs offered by this prospectus, and we will not receive any proceeds from any offering contemplated by this prospectus. See “Use of Proceeds.”

Taxation	For a discussion of the material U.S. and Argentine tax considerations relating to an investment in our Class D shares or the ADSs, see “Material Tax Considerations.”

Risk factors	See “Risk Factors” in our 2009 Form 20-F and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our Class D shares or the ADSs.

SUMMARY FINANCIAL AND OPERATING DATA

The following tables present our summary financial and operating data. You should read this information in conjunction with our audited and unaudited financial statements and related notes, and the information under “Selected Financial and Operating Data” included elsewhere in this prospectus and in “Item 5. Operating and Financial Review and Prospects” in our 2009 Form 20-F. All financial data included in this prospectus as of September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 and as of June 30, 2010 and for the six-month periods ended June 30, 2010 and 2009 is unaudited. Results for the nine-month period ended September 30, 2010 are not necessarily indicative of results to be expected for the full year 2010 or any other period.

The financial data as of December 31, 2009, 2008 and 2007 and for the years then ended is derived from our audited consolidated financial statements (the “Audited Consolidated Financial Statements”) included in our 2009 Form 20-F, which is incorporated by reference in this prospectus. The financial data as of September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 is derived from our unaudited condensed consolidated financial statements (the “Unaudited Interim Financial Statements”) included in our September 30, 2010 Form 6-K, which is incorporated by reference in this prospectus. The Unaudited Interim Financial Statements reflect all adjustments which, in the opinion of our management, are necessary to present the financial statements for such periods on a consistent basis with the Audited Consolidated Financial Statements. Our audited and unaudited financial statements have been prepared in accordance with generally accepted accounting principles in Argentina, which we refer to as Argentine GAAP and which differ in certain significant respects from generally accepted accounting principles in the United States, which we refer to as U.S. GAAP. Notes 13, 14 and 15 to our Audited Consolidated Financial Statements provide a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2009, 2008 and 2007 and for the years then ended. Notes 6, 7 and 8 to our unaudited condensed consolidated financial statements included in our June 30, 2010 Form 6-K, which is incorporated by reference in this prospectus, provide a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of June 30, 2010 and 2009 and for the six-month periods then ended.

In this prospectus, except as otherwise specified, references to “$,” “U.S.$” and “dollars” are to U.S. dollars, and references to “Ps.” and “pesos” are to Argentine pesos. Solely for the convenience of the reader, peso amounts as of and for the nine-month period ended September 30, 2010 and as of and for the year ended December 31, 2009 have been translated into U.S. dollars at the exchange rate quoted by the Argentine Central Bank (Banco Central de la República Argentina or Central Bank) on September 30, 2010 of Ps.3.96 to U.S.$1.00, unless otherwise specified. The exchange rate quoted by the Central Bank on November 15, 2010 was Ps.3.97 to U.S.$1.00. The U.S. dollar equivalent information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rates or any other rate. See “Exchange Rates and Controls.”

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals may not sum due to rounding.

	As of and for Nine-Month Period Ended September 30,
	2010	2010	2009
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)

Consolidated Income Statement Data:
Argentine GAAP(1)
Net sales(2)(3)	8,043	31,849	24,648
Gross profit	2,773	10,983	7,952
Administrative expenses	(256)	(1,015)	(776)
Selling expenses	(551)	(2,182)	(1,790)
Exploration expenses	(45)	(178)	(422)
Operating income	1,921	7,608	4,964
Income (loss) on long-term investments	17	67	(5)
Other expense, net	(6)	(23)	(17)
Interest expenses	(168)	(664)	(714)
Other financial income (expense) and holding (losses) gains, net	83	330	(591)
Income before income tax	1,847	7,318	3,637
Income tax	(691)	(2,738)	(1,567)
Net income	1,156	4,580	2,070
Earnings per share and per ADS(4)	2.94	11.64	5.26
Dividends per share and per ADS(4) (in pesos)	n.a.	5.50	6.30
Dividends per share and per ADS(4)(5) (in U.S. dollars)	n.a.	1.42	1.69
Other Consolidated Financial Data:
Argentine GAAP(1)
Fixed assets depreciation	1,039	4,114	3,648
Cash used in fixed asset acquisitions	1,413	5,597	3,640
Current liquidity (Current assets divided by current liabilities)	n.a.	0.93	0.938
Solvency (Net worth divided by total liabilities)	n.a.	0.885	1.039
Capital Immobilization (Non-current assets divided by total assets)	n.a.	0.683	0.744
Non-GAAP
EBITDA(6)	3,033	12,009	7,930
EBITDA margin(7)	n.a.	38%	32%

	As of September 30, 2010
	(in millions of U.S.$)	(in millions of pesos)
Consolidated Balance Sheet Data:
Argentine GAAP(1)
Cash	99	392
Working capital	(272)	(1,079)
Total assets	11,451	45,346
Total debt(8)	1,869	7,400
Shareholders’ equity(9)	5,377	21,293

(1)
The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for inflation adjustment into constant Argentine pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and taking into consideration General Resolution No. 441 of the National Securities Commission (“CNV”), which established the discontinuation of the inflation adjustment of financial statements into constant Argentine pesos as from March 1, 2003. See Note 1 to the Unaudited Interim Financial Statements.

(2)
Includes Ps.1,117 million for the nine-month period ended September 30, 2010 and Ps.1,029 million for the nine-month period ended September 30, 2009 corresponding to the proportional consolidation of the net sales of investees jointly controlled by us and third parties.

(3)
Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on hydrocarbon exports. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted in determining net sales. See Note 2(f) to the Unaudited Interim Financial Statements.

(4)
Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D share. There were no differences between basic and diluted earnings per share and ADS for any of the periods disclosed.

(5)
Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment. For periods in which more than one dividend payment was made, the amounts expressed in U.S. dollars are based on exchange rates at the date of each payment.

(6)
EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. For a reconciliation of EBITDA to net income, see “—EBITDA reconciliation.”

(7)	EBITDA margin is calculated by dividing EBITDA by our net sales.

(8)	Total debt under Argentine GAAP includes nominal amounts of long-term debt of Ps.1,348 million as of September 30, 2010.

(9)
Our subscribed capital as of September 30, 2010 was represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

Set forth below is selected financial data as of June 30, 2010 and for the six-month periods ended June 30, 2010 and 2009 (unaudited), prepared in accordance with Argentine GAAP and U.S. GAAP. See Note 7 to our unaudited condensed consolidated financial statements included in our June 30, 2010 Form 6-K for a summary of the significant adjustments to net income and to shareholders’ equity which would have been required if U.S. GAAP had been applied instead of Argentine GAAP in the unaudited condensed consolidated financial statements.

	As of and for Six-Month Period Ended June 30,
	2010	2009
Consolidated Income Statement Data:	(in millions of pesos)
Argentine GAAP
Operating income	5,235	2,988
Net income	3,093	1,047
U.S. GAAP
Operating income	4,293	1,411
Net income	2,781	1,013

As of June 30, 2010
(in millions of pesos)
Consolidated Balance Sheet Data:
Argentine GAAP
Total assets	43,169
Shareholders’ equity	19,809
U.S. GAAP
Total assets	50,485
Shareholders’ equity	27,216

	As of and for Year Ended December 31,
	2009	2009	2008	2007
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)
Consolidated Income Statement Data:
Argentine GAAP(1)
Net sales(2)(3)	8,667	34,320	34,875	29,104
Gross profit	2,814	11,143	10,862	10,104
Administrative expenses	(278)	(1,102)	(1,053)	(805)
Selling expenses	(629)	(2,490)	(2,460)	(2,120)
Exploration expenses	(139)	(552)	(684)	(522)
Operating income	1,767	6,999	6,665	6,657
(Loss)/Income on long-term investments	(6)	(22)	83	34
Other income/(expense), net	40	159	(376)	(439)
Interest expense	(242)	(958)	(492)	(292)
Other financial income/(expense) and holding gains/(losses), net	(72)	(284)	318	810
Income from sale of long-term investments	—	—	—	5
Reversal of impairment of other current assets	—	—	—	69
Income before income tax	1,488	5,894	6,198	6,844
Income tax	(608)	(2,408)	(2,558)	(2,758)
Net income	880	3,486	3,640	4,086
Earnings per share and per ADS(4)	2.23	8.86	9.25	10.39
Dividends per share and per ADS(4) (in pesos)	n.a.	12.45	23.61	6.00
Dividends per share and per ADS(4)(5) (in U.S. dollars)	n.a.	3.31	7.37	1.93
U.S. GAAP
Operating income	1,107	4,385	5,230	5,176
Net income	658	2,605	3,014	3,325
Earnings per share and per ADS(4) (in pesos)	n.a.	6.62	7.66	8.45
Consolidated Balance Sheet Data:
Argentine GAAP(1)
Cash	169	669	391	196
Working capital	(525)	(2,080)	(2,758)	4,081
Total assets	10,172	40,283	39,079	38,102
Total debt(6)	1,722	6,819	4,479	994
Shareholders’ equity(7)	4,768	18,881	20,356	26,060
U.S. GAAP
Total assets	11,754	46,544	44,251	40,746
Shareholders’ equity	6,494	25,717	25,492	29,067
Other Consolidated Financial Data:
Argentine GAAP(1)
Fixed assets depreciation	1,220	4,832	4,775	4,139
Cash used in fixed asset acquisitions	1,423	5,636	7,035	6,163
Non-GAAP
EBITDA(8)	2,923	11,575	11,331	10,997
EBITDA margin(9)	n.a.	34%	32%	38%

(1)
The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for remeasurement in constant Argentine pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and taking into consideration General Resolution No. 441 of the National Securities Commission (“CNV”), which established the discontinuation of the remeasurement of financial statements in constant Argentine pesos as from March 1, 2003. See Note 1 to the Audited Consolidated Financial Statements.

(2)
Includes Ps.1,433 million for the year ended December 31, 2009, Ps.1,770 million for the year ended December 31, 2008 and Ps.1,350 million for the year ended December 31, 2007 corresponding to the proportional consolidation of the net sales of investees in which we hold joint control with third parties. See Note 13 (b) to the Audited Consolidated Financial Statements.

(3)
Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on hydrocarbon exports. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted in determining net sales. See Note 2(f) to the Audited Consolidated Financial Statements.

(4)
Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D share. There were no differences between basic and diluted earnings per share and ADS for any of the years disclosed.

(5)
Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment. For periods in which more than one dividend payment was made, the amounts expressed in U.S. dollars are based on exchange rates at the date of each payment.

(6)
Total debt under Argentine GAAP includes nominal amounts of long-term debt of Ps.2,140 million as of December 31, 2009, Ps.1,260 million as of December 31, 2008 and Ps.523 million as of December 31, 2007.

(7)
Our subscribed capital as of December 31, 2009 is represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

(8)
EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. For a reconciliation of EBITDA to net income, see “—EBITDA reconciliation.”

(9)	EBITDA margin is calculated by dividing EBITDA by our net sales.

EBITDA reconciliation

EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. Our management believes that EBITDA is meaningful for investors because it is one of the principal measures used by our management to compare our results and efficiency with those of other similar companies in the oil and gas industry, excluding the effect on comparability of variations in depreciation and amortization resulting from differences in the maturity of their oil and gas assets. EBITDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the oil and gas industry. EBITDA is not a measure of financial performance under Argentine GAAP or U.S. GAAP and may not be comparable to similarly titled measures used by other companies. EBITDA should not be considered an alternative to operating income as an indicator of our operating performance, or an alternative to cash flows from operating activities as a measure of our liquidity.

The following table presents, for each of the periods indicated, our EBITDA reconciled to our net income under Argentine GAAP.

	For the Nine-Month Period Ended September 30,		For the Year Ended December 31,
	2010	2009	2009	2008	2007
	(in millions of pesos)

Net income	4,580	2,070	3,486	3,640	4,086
Interest gains on assets	(87)	(69)	(109)	(134)	(278)
Interest losses on liabilities	664	714	958	492	292
Depreciation of fixed assets	4,114	3,648	4,832	4,775	4,139
Income tax	2,738	1,567	2,408	2,558	2,758
EBITDA	12,009	7,930	11,575	11,331	10,997

Production and other operating data

The following table presents certain of our production and other operating data as of or for the periods indicated.

	As of and For the Nine-Month Period Ended September 30,		As of and For the Year Ended December 31,
	2010	2009	2009	2008	2007
Average daily production for the period
Oil (mbbl)(1) (1)	298	305	302	313	329
Gas (mcf)	1,373	1,536	1,460	1,658	1,740
Total (mboe) expenses	550	579	562	607	636
Refining capacity
Capacity (mbbl/d)(2)	320	320	320	320	320

(1)	Including natural gas liquids (NGL).

(2)	Excluding Refinor, which has a refining capacity of 26 mbbl/d and in which we have a 50% interest.

USE OF PROCEEDS

We will not receive any proceeds from the sale of Class D shares or ADSs by the selling shareholders.

EXCHANGE RATES AND CONTROLS

Exchange Rates

From April 1, 1991 until the end of 2001, the Convertibility Law (Law No. 23,928) established a fixed exchange rate under which the Central Bank was obligated to sell U.S. dollars at one peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency Law (Law No. 25,561, the Public Emergency and Foreign Exchange System Reform Law), formally putting an end to the Convertibility Law regime and abandoning over 10 years of U.S. dollar-peso parity. The Public Emergency Law, which has been extended until December 31, 2011, grants the executive branch of the Argentine government the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002 although the government has the power to intervene by buying and selling foreign currency for its own account, a practice in which it engages on a regular basis.

The following table sets forth the annual high, low, average and period-end exchange rates for U.S. dollars for the periods indicated, expressed in nominal pesos per U.S. dollar, based on rates quoted by the Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Argentine pesos.

	Low	High	Average		Period End
	(pesos per U.S. dollar)
Year ended December 31,
2005	2.86	3.04	2.90	(1)	3.03
2006	3.03	3.10	3.07	(1)	3.06
2007	3.05	3.18	3.12	(1)	3.15
2008	3.01	3.45	3.18	(1)	3.45
2009	3.45	3.85	3.75	(1)	3.80

Month
May 2010	3.89	3.93	3.90	(1)	3.93
June 2010	3.92	3.93	3.93	(1)	3.93
July 2010	3.93	3.94	3.93	(1)	3.94
August 2010	3.93	3.95	3.94	(1)	3.95
September 2010	3.94	3.97	3.95	(1)	3.96
October 2010	3.95	3.96	3.96	(1)	3.96
November 2010(2)	3.96	3.97	3.96	(1)	3.97

Source: Central Bank
_____________
(1)	Represents the average of the exchange rates on the last day of each month during the period.

(2)	Through November 23, 2010.

No representation is made that peso amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

Exchange Controls

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions, and the transfer of dividend payments in foreign currency abroad and the repatriation of capital were permitted without prior approval of the Central Bank. From April 1, 1991, when the Convertibility Law became effective, until December 21, 2001, when the Central Bank closed the foreign exchange market, the Argentine currency was freely convertible into U.S. dollars.

On December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures through Decree 1570/01, which included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad (including the transfer of funds to pay dividends) without the Central Bank’s prior authorization subject to specific exceptions for transfers related to foreign trade. Since January 2003, the Central Bank has gradually eased these restrictions and expanded the list of transfers of funds abroad that do not require its prior authorization (including the transfer of funds to pay dividends). In June 2003, the Argentine government set restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country. In June 2005, the government established further restrictions on capital flows into Argentina, including increasing the period that certain incoming funds must remain in Argentina to 365 calendar days and requiring that 30% of incoming funds be deposited with a bank in Argentina in a non-assignable, non-interest-bearing account for 365 calendar days. Under the exchange regulations currently in force, restrictions exist in respect of the repatriation of funds or investments by non-Argentine residents. For instance, subject only to limited exceptions, the repatriation by non-Argentine residents of funds received as a result of the sale of the Class D shares in the secondary market is subject to a limit of U.S.$500,000 per person per calendar month. In order to repatriate such funds abroad, non-Argentine residents also are required to demonstrate that the funds used to make the investment in the Class D shares were transferred to Argentina at least 365 days before the proposed repatriation. The transfer abroad of dividend payments in connection with closed and audited financial statements approved by a shareholders’ meeting is currently authorized by applicable regulations.

MARKET INFORMATION

Shares and ADSs

New York Stock Exchange

The ADSs, each representing one Class D share, are listed on the NYSE under the trading symbol “YPF.” The ADSs began trading on the NYSE on June 28, 1993, and were issued by The Bank of New York Mellon as depositary (the “Depositary”).

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low closing prices in U.S. dollars of our ADSs on the NYSE:

	High	Low
2005	69.20	43.20
2006	57.38	37.00
2007	50.10	34.37
2008	49.00	37.75
2009	47.00	16.81
2010(1)	45.80	33.89

(1)	Through November 23, 2010.

The following table sets forth, for each quarter of the two most recent full financial years and for each quarter of the current financial year, the high and low closing prices in U.S. dollars of our ADSs on the NYSE.

	High	Low
2008:
First Quarter	43.90	37.75
Second Quarter	48.31	42.75
Third Quarter	48.61	45.40
Fourth Quarter	49.00	41.11
2009:
First Quarter	47.00	16.81
Second Quarter	35.90	23.09
Third Quarter	40.20	30.79
Fourth Quarter	44.08	36.35
2010:
First Quarter	45.80	40.11
Second Quarter	44.63	33.89
Third Quarter	43.45	37.52
Fourth Quarter(1)	42.99	38.61

(1)	Through November 23, 2010.

The following table sets forth, for each of the most recent six months and for the current month, the high and low closing prices in U.S. dollars of our ADSs on the NYSE.

	High	Low
2010:
May	43.95	33.89
June	40.10	35.40
July	40.80	37.52
August	43.45	39.81
September	42.14	38.80
October	39.84	38.61
November(1)	42.99	39.96

(1)	Through November 23, 2010.

According to data provided by The Bank of New York Mellon, as of November 15, 2010 there were approximately 232.7 million ADSs outstanding and approximately 82 holders of record of ADSs. Such ADSs represented approximately 59.2% of the total number of issued and outstanding Class D shares as of that date. Repsol YPF (including its other subsidiaries) and Petersen Group were the largest holders of our ADSs.

Buenos Aires Stock Market

The Buenos Aires Stock Market (Mercado de Valores de Buenos Aires, or “MERVAL”) is the principal Argentine market for trading the ordinary shares.

MERVAL is the largest stock market in Argentina and is affiliated with the BASE. MERVAL is a corporation consisting of 133 shareholders who are the sole individuals or entities authorized to trade, either as principals or agents, in the securities listed on the BASE. Trading on the BASE is conducted either through the traditional auction system from 11 a.m. to 6 p.m. on trading days, or through the Computer-Assisted Integrated Negotiation System (Sistema Integrado de Negociación Asistida por Computación, or “SINAC”). SINAC is a computer trading system that permits trading in both debt and equity securities and is accessed by brokers directly from workstations located in their offices. Currently, all transactions relating to listed negotiable obligations and listed government securities can be effectuated through SINAC. In order to control price volatility, MERVAL imposes a 15-minute suspension on trading when the price of a security registers a variation in price between 10% and 15% and between 15% and 20%. Any additional 5% variation in the price of a security will result in an additional 10-minute successive suspension period.

Investors in the Argentine securities market are mostly individuals and companies. Institutional investors, which were responsible for a growing percentage of trading activity, from 1993 to 2008 consisted mainly of institutional private retirement and pension funds (“AFJPs”) created under the amendments to the social security laws enacted in late 1993. In December 2008, the Argentine Government caused the assets managed by the AFJPs to be transferred to a newly created federal government-run social security system (Administración Nacional de la Seguridad Social, or “ANSES”). As a result, the Federal Government has become an important shareholder in many listed companies, reducing the size and liquidity of the Argentine securities market.

Certain information regarding the Argentine stock market is set forth in the table below.

	2009	2008	2007	2006
Market capitalization (in billions of pesos)(1)	2,185	1,234	1,773	1,229
As percent of GDP(1)	186.9%	121.6%	227.2%	183.4%
Volume (in millions of pesos)	133,207	237,790	209,905	131,984
Average daily trading volume (in millions of pesos)	545.93	962.71	849.82	532.19

(1)	End-of-period figures for trading on the BASE.

Source: CNV and Instituto Argentino de Mercado de Capitales.

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market:

	High	Low
2005	205.00	128.00
2006	177.50	115.00
2007	153.00	110.90
2008	183.00	118.00
2009	162.00	64.00
2010(1)	171.50	137.00

(1)	Through November 23, 2010.

The following table sets forth, for each quarter of the two most recent full financial years and for each quarter of the current financial year, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market.

	High	Low
2008:
First Quarter	142.00	118.00
Second Quarter	155.50	136.00
Third Quarter	153.00	144.50
Fourth Quarter	183.00	137.00
2009:
First Quarter	162.00	64.00
Second Quarter	136.00	90.00
Third Quarter	153.00	119.50
Fourth Quarter	162.00	139.00
2010:
First Quarter	170.00	150.00
Second Quarter	172.00	137.00
Third Quarter	167.00	149.70
Fourth Quarter(1)	171.50	152.00

(1)	Through November 23, 2010.

The following table sets forth, for each of the most recent six months and for the current month, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market.

	High	Low
2010:
May	169.00	137.00
June	159.00	138.00
July	157.00	149.70
August	167.00	156.00
September	162.00	153.00
October	155.00	152.00
November(1)	171.50	156.00

(1)	Through November 23, 2010.

As of December 31, 2009, there were approximately 7,093 holders of Class D shares.

Stock Exchange Automated Quotations System International

The ADSs are also quoted on the Stock Exchange Automated Quotations System International.

Latibex

Latibex is an international market for Latin American securities. The market’s creation, in December 1999, was approved by the Spanish government and it is regulated by the Spanish Securities Market Law. On November 5, 2010, our Board of Directors approved the listing of our Class D shares on Latibex. As of the date hereof, the listing on Latibex is still pending.

Argentine Securities Market

The securities market in Argentina is composed of 10 stock exchanges, which are located in the City of Buenos Aires (the “BASE”), Bahía Blanca, Corrientes, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Santa Fe and Tucumán. Five of these exchanges (the BASE, Rosario, Córdoba, Mendoza and Santa Fe) have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities. Securities listed on these exchanges include corporate equity and bonds and government securities.

The BASE, which began operating in 1854, is the principal and longest-established exchange in Argentina. Bonds listed on the BASE may simultaneously be listed on the Argentine over-the-counter market (Mercado Abierto Electrónico, or “MAE”), pursuant to an agreement between BASE and MAE that stipulates that equity securities are to be traded exclusively on the BASE, while debt securities (both public and private) may be traded on both the MAE and the BASE. In addition, through separate agreements with the BASE, all of the securities listed on the BASE may be listed and subsequently traded on the Córdoba, Rosario, Mendoza, La Plata and Santa Fe exchanges, by virtue of which many transactions originating on these exchanges relate to BASE-listed companies and are subsequently settled in Buenos Aires. Although companies may list all of their capital stock on the BASE, controlling shareholders in Argentina typically retain the majority of a company’s capital stock, resulting in a relatively small percentage of active trading of the companies’ stock by the public on the BASE.

Argentina’s equity markets have historically been composed of individual investors, though in recent years there has been an increase in the level of investment by banks and insurance companies in these markets. The participation of Argentine private retirement and pension funds (AFJPs) represented an increasing percentage of the BASE market until December 2008 when the Argentine Government transferred the assets held by the AFJPs to the ANSES; however, Argentine mutual funds (fondos comunes de inversión) continue to have very low participation.

Regulation of the Argentine securities market

The Argentine securities market is regulated and overseen by the CNV, pursuant to Law No. 17,811, as amended, which, in addition to having created the CNV, governs the regulation of security exchanges, as well as stockbroker transactions, market operations, the public offering of securities, corporate governance matters relating to public companies and the trading of futures and options. Argentine pension funds and insurance companies are regulated by separate government agencies, whereas financial institutions are regulated primarily by the Central Bank.

In Argentina, debt and equity securities traded on an exchange or the over-the-counter market must, unless otherwise instructed by their shareholders, be deposited with Stock Exchange Incorporated (Caja de Valores S.A.), a corporation owned by the BASE, MERVAL and certain provincial exchanges. Stock Exchange Incorporated is the central securities depositary of Argentina and provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions. Additionally, it handles the settlement of securities transactions carried out by the BASE and operates SINAC.

Despite a change in the legal framework of Argentine securities trading in the early 1990s, which permitted the issuance and trading of new financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds and futures and options, there is still a relatively low level of regulation of the market for Argentine securities and investors’ activities in such markets and enforcement of them has been extremely limited. Because of the limited exposure and regulation in these markets, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the CNV has taken significant steps to strengthen disclosure and regulatory standards for the Argentine securities market, including the issuance of regulations prohibiting insider trading and requiring insiders to report on their ownership of securities, with associated penalties for noncompliance.

In order to improve Argentine securities market regulation, the Argentine government issued Decree No. 677/01 on June 1, 2001 (the “Transparency Decree”), which provided certain guidelines and provisions relating to capital markets transparency and best practices. The Transparency Decree applies to individuals and entities that participate in the public offering of securities, as well as to stock exchanges. Among its key provisions, the decree broadens the definition of a “security,” governs the treatment of negotiable securities, obligates publicly listed companies to form audit committees composed of three or more members of the Board of Directors (the majority of whom must be independent under CNV regulations), authorizes market stabilization transactions under certain circumstances, governs insider trading, market manipulation and securities fraud and regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies.

Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to the issuer’s assets, operating history and management. Only securities approved for a public offering by the CNV may be listed on a stock exchange. However, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, even though issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements and various other periodic reports with the CNV and the stock exchange on which their securities are listed, as well as to report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

Money laundering regulations

Recent modifications to Argentine money laundering regulations have resulted in their application to increasing numbers and types of securities transactions.

Argentine Law No. 25,246 (as amended by Law No. 26,087, Law 26,119 and Law 26,268) categorizes money laundering as a crime under the Argentine Criminal Code and created the Unidad de Información Financiera (“UIF”), an agency of the Ministry of Justice and Human Rights of Argentina responsible for investigating questionable transactions. The Argentine Criminal Code defines money laundering as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such crime, with the possible result that such original assets (or new asset resulting from such original asset) have the appearance of having been obtained through legitimate sources, provided that the aggregate value of the assets exceeded Ps.50,000, whether such amount results from one or more connected transactions.

The money laundering legal framework assigns control and information reporting duties to certain private sector entities, including banks, broker-dealers, trading companies and insurance companies, in many cases according to highly general criteria. According to the rules of the Guide to Unusual or Questionable Financial and Foreign Exchange Transactions (Guía de Transacciones Inusuales o Sospechosas en la Órbita del Sistema Financiero y Cambiario) approved by Resolution No. 2/2002 of the UIF (as amended), such entities have an obligation to notify the UIF of transactions falling into the following general categories: (a) investments in securities in amounts significantly exceeding the amounts normally invested by a particular investor, taking the business of the investor into account; (b) deposits or back-to-back loans in jurisdictions known as tax havens; (c) requests for asset management services where the origin of funds is not certain, is unclear or does not relate to the business of the investor; (d) unusual transfers of large amounts of securities or interests; (e) unusual and frequent use of special investment accounts; and (f) frequent purchases and sales of securities during the same day for the same amount and volume, when such transactions seem unusual and inadequate considering the business of the investor.

CAPITALIZATION

The following table sets forth our indebtedness, shareholders’ equity and total capitalization as of September 30, 2010, as derived from our unaudited financial statements included elsewhere in this prospectus. You should read this table in conjunction with the section entitled “Selected Financial and Operating Data” and with our financial statements and the related notes included elsewhere in this prospectus. The sale contemplated herein of Class D shares and ADSs by the selling shareholders will have no effect on our capitalization.

	As of September 30, 2010
	(in millions of U.S. dollars)(1)	(in millions of pesos)
Outstanding indebtedness
Short-term indebtedness	1,528	6,052
Long-term indebtedness	340	1,348
Total indebtedness(2)	1,869	7,400
Total shareholders’ equity	5,377	21,293
Total capitalization	7,246	28,693

(1)	U.S. dollar amounts are based on the exchange rate quoted by the Central Bank on September 30, 2010 of Ps.3.96 to U.S.$1.00.

(2)	None of our indebtedness was secured as of September 30, 2010. Loans in an aggregate principal amount of U.S.$150 million were guaranteed by Repsol YPF as of such date.

SELECTED FINANCIAL AND OPERATING DATA

The following tables present our selected financial and operating data. You should read this information in conjunction with our audited and unaudited financial statements and related notes included elsewhere in this prospectus and in “Item 5. Operating and Financial Review and Prospects” in our 2009 Form 20-F. All financial data included in this prospectus as of September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 and as of June 30, 2010 and for the six-month periods ended June 30, 2010 and 2009 is unaudited. Results for the nine-month period ended September 30, 2010 are not necessarily indicative of results to be expected for the full year 2010 or any other period.

The financial data as of December 31, 2009, 2008 and 2007 and for the years then ended is derived from our audited consolidated financial statements (the “Audited Consolidated Financial Statements”) included in our 2009 Form 20-F, which is incorporated by reference in this prospectus. The financial data as of September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 is derived from our unaudited condensed consolidated financial statements (the “Unaudited Interim Financial Statements”) included in our September 30, 2010 Form 6-K, which is incorporated by reference in this prospectus. The Unaudited Interim Financial Statements reflect all adjustments which, in the opinion of our management, are necessary to present the financial statements for such periods on a consistent basis with the Audited Consolidated Financial Statements. Our audited and unaudited financial statements have been prepared in accordance with generally accepted accounting principles in Argentina, which we refer to as Argentine GAAP and which differ in certain significant respects from generally accepted accounting principles in the United States, which we refer to as U.S. GAAP. Notes 13, 14 and 15 to our Audited Consolidated Financial Statements provide a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2009, 2008 and 2007 and for the years then ended. Notes 6, 7 and 8 to our unaudited condensed consolidated financial statements included in our June 30, 2010 Form 6-K, which is incorporated by reference in this prospectus, provide a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of June 30, 2010 and 2009 and for the six-month periods then ended.

In this prospectus, except as otherwise specified, references to “$,” “U.S.$” and “dollars” are to U.S. dollars, and references to “Ps.” and “pesos” are to Argentine pesos. Solely for the convenience of the reader, peso amounts as of and for the nine-month period ended September 30, 2010 and as of and for the year ended December 31, 2009 have been translated into U.S. dollars at the exchange rate quoted by the Argentine Central Bank (Banco Central de la República Argentina or Central Bank) on September 30, 2010 of Ps.3.96 to U.S.$1.00, unless otherwise specified. The exchange rate quoted by the Central Bank on November 15, 2010 was Ps.3.97 to U.S.$1.00. The U.S. dollar equivalent information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rates or any other rate. See “Exchange Rates and Controls.”

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals may not sum due to rounding.

	As of and for Nine-Month Period Ended September 30,
	2010	2010	2009
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)

Consolidated Income Statement Data:
Argentine GAAP(1)
Net sales(2)(3)	8,043	31,849	24,648
Gross profit	2,773	10,983	7,952
Administrative expenses	(256)	(1,015)	(776)
Selling expenses	(551)	(2,182)	(1,790)
Exploration expenses	(45)	(178)	(422)
Operating income	1,921	7,608	4,964

	As of and for Nine-Month Period Ended September 30,
	2010	2010	2009
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)
Income (loss) on long-term investments	17	67	(5)
Other expense, net	(6)	(23)	(17)
Interest expenses	(168)	(664)	(714)
Other financial income (expense) and holding (losses) gains, net	83	330	(591)
Income before income tax	1,848	7,318	3,637
Income tax	(691)	(2,738)	(1,567)
Net income	1,156	4,580	2,070
Earnings per share and per ADS(4)	2.94	11.64	5.26
Dividends per share and per ADS(4) (in pesos)	n.a.	5.50	6.30
Dividends per share and per ADS(4)(5) (in U.S. dollars)	n.a.	1.42	1.69
Other Consolidated Financial Data:
Argentine GAAP(1)
Fixed assets depreciation	1,039	4,114	3,648
Cash used in fixed asset acquisitions	1,413	5,597	3,640
Current liquidity (Current assets divided by current liabilities)	n.a.	0.93	0.938
Solvency (Net worth divided by total liabilities)	n.a.	0.885	1.039
Capital Immobilization (Non-current assets divided by total assets) )	n.a.	0.683	0.744
Non-GAAP
EBITDA(6)	3,033	12,009	7,930
EBITDA margin(7)	n.a.	38%	32%

	As of September 30, 2010
	(in millions of U.S.$)	(in millions of pesos)
Consolidated Balance Sheet Data:
Argentine GAAP(1)
Cash	99	392
Working capital	(272)	(1,079)
Total assets	11,451	45,346
Total debt(8)	1,869	7,400
Shareholders’ equity(9)	5,377	21,293

(1)
The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for inflation adjustment into constant Argentine pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and taking into consideration General Resolution No. 441 of the National Securities Commission (“CNV”), which established the discontinuation of the inflation adjustment of financial statements into constant Argentine pesos as from March 1, 2003. See Note 1 to the Unaudited Interim Financial Statements.

(2)
Includes Ps.1,117 million for the nine-month period ended September 30, 2010 and Ps.1,029 million for the nine-month period ended September 30, 2009 corresponding to the proportional consolidation of the net sales of investees jointly controlled by us and third parties.

(3)
Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on hydrocarbon exports. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted in determining net sales. See Note 2(f) to the Unaudited Interim Financial Statements.

(4)
Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D Share. There were no differences between basic and diluted earnings per share and ADS for any of the periods disclosed.

(5)
Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment. For periods in which more than one dividend payment was made, the amounts expressed in U.S. dollars are based on exchange rates at the date of each payment.

(6)
EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. For a reconciliation of EBITDA to net income, see “—EBITDA reconciliation.”

(7)	EBITDA margin is calculated by dividing EBITDA by our net sales.

(8)	Total debt under Argentine GAAP includes nominal amounts of long-term debt of Ps.1,348 million as of September 30, 2010.

(9)
Our subscribed capital as of September 30, 2010 was represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

Set forth below is selected financial data as of June 30, 2010 and for the six-month periods ended June 30, 2010 and 2009 (unaudited), prepared in accordance with Argentine GAAP and U.S. GAAP. See Note 7 to our unaudited condensed consolidated financial statements included in our June 30, 2010 Form 6-K for a summary of the significant adjustments to net income and to shareholders’ equity which would have been required if U.S. GAAP had been applied instead of Argentine GAAP in the unaudited condensed consolidated financial statements.

	As of and for Six-Month Period Ended June 30,
	2010	2009
Consolidated Income Statement Data:	(in millions of pesos)
Argentine GAAP
Operating income	5,235	2,988
Net income	3,093	1,047
U.S. GAAP
Operating income	4,293	1,411
Net income	2,781	1,013

As of June 30, 2010
(in millions of pesos)
Consolidated Balance Sheet Data:
Argentine GAAP
Total assets	43,169
Shareholders’ equity	19,809
U.S. GAAP
Total assets	50,485
Shareholders’ equity	27,216

	As of and for Year Ended December 31,
	2009	2009	2008	2007	2006	2005(1)
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)
Consolidated Income Statement Data:
Argentine GAAP(2)
Net sales(3)(4)	8,667	34,320	34,875	29,104	25,635	22,901
Gross profit	2,814	11,143	10,862	10,104	9,814	11,643
Administrative expenses	(278)	(1,102)	(1,053)	(805)	(674)	(552)
Selling expenses	(629)	(2,490)	(2,460)	(2,120)	(1,797)	(1,650)
Exploration expenses	(139)	(552)	(684)	(522)	(460)	(280)
Operating income	1,767	6,999	6,665	6,657	6,883	9,161
(Loss)/Income on long-term investments	(6)	(22)	83	34	183	39
Other income/(expense), net	40	159	(376)	(439)	(204)	(545)
Interest expense	(242)	(958)	(492)	(292)	(213)	(459)
Other financial income/(expense) and holding gains/(losses), net	(72)	(284)	318	810	667	561

As of and for Year Ended December 31,
2009	2009	2008	2007	2006	2005(1)
(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)

Income from sale of long-term investments	—	—	—	5	11	15
Reversal of impairment of other current assets	—	—	—	69	(69)	—
Income before income tax	1,488	5,894	6,198	6,844	7,258	8,772
Income tax	(608)	(2,408)	(2,558)	(2,758)	(2,801)	(3,410)
Net income	880	3,486	3,640	4,086	4,457	5,362
Earnings per share and per ADS(5)	2.23	8.86	9.25	10.39	11.33	13.63
Dividends per share and per ADS(5) (in pesos)	n.a	12.45	23.61	6.00	6.00	12.40
Dividends per share and per ADS(5)(6) (in U.S. dollars)	n.a	3.31	7.37	1.93	1.97	4.25
U.S. GAAP
Operating income	1,107	4,385	5,230	5,176	5,626	8,065
Net income	658	2,605	3,014	3,325	3,667	5,142
Earnings per share and per ADS(5) (in pesos)	n.a.	6.62	7.66	8.45	9.32	13.07
Consolidated Balance Sheet Data:
Argentine GAAP(2)
Cash	169	669	391	196	118	122
Working capital	(525)	(2,080)	(2,758)	4,081	4,905	2,903
Total assets	10,172	40,283	39,079	38,102	35,394	32,224
Total debt(7)	1,722	6,819	4,479	994	1,425	1,453
Shareholders’ equity(8)	4,768	18,881	20,356	26,060	24,345	22,249
U.S. GAAP
Total assets	11,754	46,544	44,251	40,746	37,046	34,748
Shareholders’ equity	6,494	25,717	25,492	29,067	26,241	24,254
Other Consolidated Financial Data:
Argentine GAAP
Fixed assets depreciation	1,220	4,832	4,775	4,139	3,718	2,707
Cash used in fixed asset acquisitions	1,423	5,636	7,035	6,163	5,002	3,722
Non-GAAP
EBITDA(9)	2,923	11,575	11,331	10,997	10,851	11,717
EBITDA margin(10)	n.a.	34%	32%	38%	42%	51%

(1)
Consolidated income and balance sheet data for the year ended December 31, 2005 set forth above include the retroactive effect from the application of new accounting rules in Argentina effective since January 1, 2006.

(2)
The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for remeasurement in constant Argentine pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and taking into consideration General Resolution No. 441 of the National Securities Commission (“CNV”), which established the discontinuation of the remeasurement of financial statements in constant Argentine pesos as from March 1, 2003. See Note 1 to the Audited Consolidated Financial Statements.

(3)
Includes Ps.1,433 million for the year ended December 31, 2009, Ps.1,770 million for the year ended December 31, 2008, Ps.1,350 million for the year ended December 31, 2007, Ps.1,451 million for the year ended December 31, 2006, and Ps.1,216 million for the year ended December 31, 2005 corresponding to the proportional consolidation of the net sales of investees in which we hold joint control with third parties. See Note 13(b) to the Audited Consolidated Financial Statements.

(4)
Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on hydrocarbon exports. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted in determining net sales. See “Item 4. Information on the Company—Exploration and Production—Oil and gas production, production prices and production costs” in our 2009 Form 20-F and Note 2 (f) to the Audited Consolidated Financial Statements.

(5)
Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D share. There were no differences between basic and diluted earnings per share and ADS for any of the years disclosed.

(6)
Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment. For periods in which more than one dividend payment was made, the amounts expressed in U.S. dollars are based on exchange rates at the date of each payment.

(7)
Total debt under Argentine GAAP includes nominal amounts of long-term debt of Ps.2,140 million as of December 31, 2009, Ps.1,260 million as of December 31, 2008, Ps.523 million as of December 31, 2007, Ps.510 million as of December 31, 2006, and Ps.1,107 million as of December 31, 2005.

(8)
Our subscribed capital as of December 31, 2009 is represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

(9)
EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. For a reconciliation of EBITDA to net income, see “—EBITDA reconciliation.”

(10)	EBITDA margin is calculated by dividing EBITDA by our net sales.

EBITDA reconciliation

EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. Our management believes that EBITDA is meaningful for investors because it is one of the principal measures used by our management to compare our results and efficiency with those of other similar companies in the oil and gas industry, excluding the effect on comparability of variations in depreciation and amortization resulting from differences in the maturity of their oil and gas assets. EBITDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the oil and gas industry. EBITDA is not a measure of financial performance under Argentine GAAP or U.S. GAAP and may not be comparable to similarly titled measures used by other companies. EBITDA should not be considered an alternative to operating income as an indicator of our operating performance, or an alternative to cash flows from operating activities as a measure of our liquidity.

The following table presents, for each of the periods indicated, our EBITDA reconciled to our net income under Argentine GAAP.

	For the Nine-Month Period Ended September 30,		For the Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(in millions of pesos)

Net income	4,580	2,070	3,486	3,640	4,086	4,457	5,362
Interest gains on assets	(87)	(69)	(109)	(134)	(278)	(338)	(221)
Interest losses on liabilities	664	714	958	492	292	213	459
Depreciation of fixed assets	4,114	3,648	4,832	4,775	4,139	3,718	2,707
Income tax	2,738	1,567	2,408	2,558	2,758	2,801	3,410
EBITDA	12,009	7,930	11,575	11,331	10,997	10,851	11,717

Production and other operating data

The following table presents certain of our production and other operating data as of or for the periods indicated.

	As of and For the Nine-Month Period Ended September 30,		As of and For the Year Ended December 31,
	2010	2009	2009	2008	2007
Average daily production for the period
Oil (mbbl)(1) (1)	298	305	302	313	329
Gas (mmcf)	1,373	1,536	1,460	1,658	1,740
Total (mboe) expenses	550	579	550	607	636
Refining capacity
Capacity (mbbl/d)(2)	320	320	320	320	320

(1)	Including natural gas liquids (NGL).

(2)	Excluding Refinor, which has a refining capacity of 26 mbbl/d and in which we have a 50% interest.

PRINCIPAL AND SELLING SHAREHOLDERS

Since 1999, we have been controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain with global operations. Repsol YPF owned approximately 99% of our capital stock from 2000 until 2008, when the Petersen Group purchased, in different stages, shares representing 15.46% of our capital stock. As further explained below, Repsol YPF has granted certain affiliates of Petersen Energía an option to purchase up to an additional 10% of our outstanding capital stock.

The following table sets forth information relating to the beneficial ownership of our shares as of November 22, 2010.

	Number of shares	(%)
Repsol YPF(1)	301,138,924	76.56%
Repsol YPF Capital S.L.(2)	20,849,395	5.30%
Caveant S.A.(3).	5,393,727	1.37%
Petersen Group(4)	60,813,798	15.46%
Public(5)	5,065,139	1.29%
Argentine federal and provincial governments(6)	11,388	<0.01%
Employee fund(7)	40,422	0.01%

(1)
Excludes shares beneficially owned through Repsol YPF Capital S.L. and Caveant S.A. Share ownership amounts and percentages do not reflect the remaining option granted by Repsol YPF to Enrique Eskenazi, Sebastián Eskenazi, Ezequiel Eskenazi Storey and Matías Eskenazi Storey, shareholders of Petersen Energía, or to companies that are, directly or indirectly, wholly-controlled by any of them, to purchase up to an additional 10% of our capital stock pursuant to the Second Petersen Option described in further detail below. See “—Option Agreements.” Repsol YPF’s executive offices are located at Paseo de la Castellana, 278—280, 28046 Madrid, Spain.

(2)	Repsol YPF Capital S.L.’s executive offices are located at Paseo de la Castellana 278 - 28046 Madrid, Spain.

(3)	Caveant S.A.’s executive offices are located at Macacha Güemes 515–31st floor, C1106BKK, Ciudad Autónoma de Buenos Aires, Argentina.

(4)	Corresponds to Petersen Energía (14.90%) and Petersen Energía Inversora S.A. (“PEISA”, and together with Petersen Energía, the “Petersen Group”) (0.56%).

(5)
According to data provided by The Bank of New York Mellon, as of November 15, 2010 there were approximately 232.7 million ADSs outstanding and approximately 82 holders of record of ADSs. Such ADSs represented approximately 59.2% of the total number of issued and outstanding Class D shares as of that date. Repsol YPF (including its other subsidiaries) and Petersen Group were the largest holders of our ADSs.

(6)	Reflects the ownership of 3,764 Class A shares and 7,624 Class B shares by the Argentine federal government and provincial governments, respectively.

(7)	Reflects the ownership of 40,422 Class C shares.

The following are summaries of certain material terms of the agreements entered into by Repsol YPF, Petersen Energía and certain of their respective affiliates in connection with the Petersen Transaction and the Petersen Options (as defined below), as described in Repsol YPF’s public filings.

Share Purchase Agreement and Related Financing Agreements

Pursuant to the share purchase agreement entered into by Petersen Energía and Repsol YPF in 2008, Petersen Energía purchased 58,603,606 ADSs, representing 14.9% of our outstanding capital stock, from Repsol YPF for a total purchase price of U.S.$2,235 million, or U.S.$38.13758 per ADS (the “Petersen Transaction”). Petersen Energía’s purchase of our securities was financed by the drawdown of U.S.$1,026 million under a senior secured term loan facility provided by certain financial institutions, borrowing of U.S.$1,015 million under a seller credit agreement entered into with Repsol YPF and equity provided by Petersen Energía’s shareholders. The seller credit agreement matures on February 21, 2018. Principal payments are required to be made at certain periodic intervals commencing in 2013 until the maturity date. The loan under the seller credit agreement bears interest at 8.12% per year until May 15, 2013, and thereafter at 7.0% per year, and contains other customary terms and provisions.

Securities purchased by Petersen Energía are pledged as collateral under the senior secured term loan facility and the seller credit agreement. The seller credit agreement is subordinated to the senior secured term loan facility.

Option Agreements

Repsol YPF granted certain affiliates of Petersen Energía an option to purchase the number of Class D shares or ADSs amounting to 0.1% of our capital stock, pursuant to the first option agreement (which was exercised in May 2008) (the “First Petersen Option”), and an option to purchase an additional number of Class D shares or ADSs amounting to 10.0% of our capital stock (collectively, the “Option Shares”), pursuant to the second option agreement, subject to certain terms and conditions (the “Second Petersen Option” and, together with the First Petersen Option, the “Petersen Options”). The Second Petersen Option expires on February 21, 2012. The exercise price per Option Share shall be determined in accordance with the following formula: (i) U.S.$15 billion multiplied by the consumer price index published monthly by the United States Bureau of Labor Statistics for the period from the date of the option agreements through the exercise date, (ii) plus or minus our accumulated results from the date of the option agreements through the exercise date (with certain adjustments for taxes paid), determined based on our financial statements for the fiscal years ending after the date of the option agreements, (iii) minus dividends paid from the date of the option agreements through the exercise date, (iv) plus or minus any changes in our share capital, (v) divided by the number of shares outstanding on the exercise date.

The beneficiaries of the Second Petersen Option may exercise their purchase rights on one or more occasions during the exercise period of such second option agreement.

Subject to certain terms and conditions contained in the Petersen Options, Repsol YPF has agreed to provide financing of up to 48% of the exercise price required to be paid for the Option Shares purchased by certain members of the Eskenazi family pursuant to the Petersen Options. In addition, Repsol YPF has guaranteed the financing of 100% of the price that the members of the Eskenazi family were required to pay to purchase shares from other shareholders through a mandatory tender offer launched in September 2008, as a result of Petersen Energía and its affiliates, including certain members of the Eskenazi family, acquiring an interest in our capital stock of more than 15%. The tender offer expired on October 20, 2008 and a total of 1,816,879 shares (including Class D shares and ADSs), representing approximately 0.462% of our total shares outstanding, were tendered.

The beneficiaries of the Petersen Options agreed that, if they exercise the Second Petersen Option, they will not transfer for a period of five years the 10% of our outstanding capital stock that is subject to the second option agreement, but have not made such an agreement as to the 0.1% of our capital stock that was acquired pursuant to the First Petersen Option.

Shareholders’ Agreement

Petersen Energía, Repsol YPF and certain affiliates of Repsol YPF entered into a shareholders’ agreement on February 21, 2008 in connection with the Petersen Transaction establishing certain rights and obligations in connection with our governance and certain procedures for and limitations on transfers of our shares, among other matters. The following is a summary of certain material terms of the shareholders’ agreement based on Repsol YPF’s public filings.

Voting at Shareholders’ Meetings

Repsol YPF and Petersen Energía have agreed to discuss and reach agreement on their voting with respect to proposals presented at shareholders’ meetings involving certain matters, including certain increases or any reductions in our capital (except reductions that are legally required), the merger, divestiture or dissolution of our company or certain of our subsidiaries, the divestiture of material assets of our company or certain of our subsidiaries, the modification of our by-laws, and the designation or removal of our external auditors, among other matters. In the event that Repsol YPF and Petersen Energía cannot reach an agreement on any of these matters, they have agreed to vote against such matters.

Composition of our Board of Directors

Repsol YPF and Petersen Energía have agreed that the composition of our Board of Directors shall reflect a proportional representation of Repsol YPF’s and Petersen Energía’s interests in our capital stock, with (i) Repsol YPF retaining the right to appoint the majority of the members of our Board of Directors for so long as it holds the majority of our capital stock, and (ii) Petersen Energía having the right to appoint at least five members to our Board (or three members in the case that its interest in our outstanding capital stock falls below 10%).

Appointment of Directors and Officers and Certain Board Decisions

Repsol YPF and Petersen Energía have agreed that the Chairman of our Board of Directors and our Chief Operating Officer shall be designated by Repsol YPF while our Chief Executive Officer will be designated by Petersen Energía.

Certain decisions of our Board of Directors shall require the affirmative vote of the directors representing Repsol YPF and Petersen Energía, including any action that results in any of the specific matters discussed under “—Voting at Shareholders’ Meetings” above, the reduction of our direct or indirect interest in certain of our subsidiaries, the contracting of debts, guarantees or investments that contractually limit the payment of dividends or cause our consolidated debt to EBITDA ratio to reach or exceed 3:1, undertake non-budgeted investments or acquisitions that individually exceed U.S.$250 million, and the requesting of the declaration of insolvency or bankruptcy, among other matters. In the event that Repsol YPF and Petersen Energía cannot reach an agreement on any of these specific matters, they have agreed to instruct their directors to vote against such matters.

Lock-Ups and Transfer Restrictions

Petersen Energía has agreed not to sell any shares of our capital stock for a period of five years, subject to certain exceptions, including the condition that Repsol YPF continues to hold at least 35% of our outstanding capital stock. In addition, if our dividend payments are insufficient for Petersen Energía to meet its obligations under the senior secured term loan facility, or if Petersen Energía repays the senior secured term loan facility in full, Petersen Energía may sell shares of our capital stock, so long as Petersen Energía maintains a minimum interest in our capital stock of between 10% and 15% (depending on whether the beneficiaries of the Petersen Options have fully exercised the Petersen Options and excluding certain dilution events in respect of capital increases).

Repsol YPF has agreed to hold at least 50.01% of our capital stock for a period of at least five years, unless Petersen Energía repays the senior secured term loan facility in full. Once the senior secured term loan facility has been repaid in full, Repsol YPF has agreed to hold at least 35% of our capital stock, so long as Petersen Energía maintains a minimum interest in our capital stock of between 10% and 15% (depending on whether its affiliates that are beneficiaries of the Petersen Options have fully exercised the Petersen Options and excluding certain dilution events in respect of capital increases), provided that Repsol YPF may sell shares to a purchaser that is a “first-tier” company in the oil and gas industry and agrees to be bound by the terms of the shareholders’ agreement.

After five years: (i) Petersen Energía may transfer its shares without limitation; and (ii) so long as Petersen Energía maintains a minimum interest in our capital stock of between 10% and 15% (depending on whether its affiliates that are beneficiaries of the Petersen Options have fully exercised the Petersen Options and excluding certain dilution events in respect of capital increases), Repsol YPF must maintain an interest that, combined with Petersen Energía’s holdings, amounts to 40% of our outstanding capital stock, subject to certain conditions, provided that Repsol YPF may sell shares to a purchaser that is a “first-tier” company in the oil and gas industry and agrees to be bound by the terms of the shareholders’ agreement.

Tag-Along Rights, Right to Participate in Public Offering and Right of First Offer

If Petersen Energía has repaid the senior secured term loan facility in full, when Repsol YPF sells more than 5% of our outstanding capital stock, Petersen Energía shall have a pro rata tag-along right with respect to such sale by Repsol YPF. Petersen Energía also has a right to participate, on a pro rata basis, in any public offering of our outstanding capital stock conducted by Repsol YPF.

Additionally, if Repsol YPF or Petersen Energía decides to sell a block of our shares representing greater than 10% of our capital stock, the other party shall have a right to a first offer to purchase such shares, subject to certain terms and conditions.

Acquisition of Certain of Repsol YPF’s Latin American Assets

Repsol YPF and Petersen Energía have agreed to allow us to evaluate the possible acquisition, at market price, of certain specified Latin American assets of Repsol YPF in order to expand and diversify our business.

Dividends

Repsol YPF and Petersen Energía have agreed to effect the adoption of a dividend policy under which we would distribute 90% of our net income as dividends, starting with our net income for 2007. They have also agreed to vote in favor of requiring us to distribute an additional dividend of U.S.$850 million, which was paid jointly with the ordinary dividends in 2008 and 2009.

Tender Offer by Petersen Energía

Repsol YPF agreed not to participate in the tender offer for our shares that Petersen Energía or its affiliates were required to make when they acquired 15% or more of our outstanding capital stock (as a result of their exercise of one of the Petersen Options, or otherwise).

Duration and Termination

The shareholders’ agreement shall remain in effect during our existence, but is subject to immediate termination if Repsol YPF’s holdings of our capital stock fall below 12.5% or Petersen Energía’s holdings of our capital stock fall below 10%. The shareholders’ agreement is also subject to termination if there are certain defaults under the shareholders’ agreement, or if, within thirty days of the bankruptcy of either party, the bankrupt party cannot provide a sufficient guaranty to the other party.

Registration Rights and Related Agreements

Under the terms of the registration rights agreement between us, Repsol YPF and the financial institutions providing the senior secured term loan facility, we have agreed to file a resale shelf registration statement under the Securities Act with respect to the ADSs sold in the Petersen Transaction, have it declared effective by the SEC, and keep it continuously effective until certain specified conditions have been met. On February 20, 2008, we filed such shelf registration statement on Form F-3 with the SEC. Upon any acceleration of the senior secured term loan facility following the occurrence and continuation of an event of default under such facility, Credit Suisse, London Branch, the administrative agent acting on behalf of the lenders under the senior secured term loan facility as holders of such pledged securities, may sell such securities under the shelf registration statement after giving us notice, provided that we may suspend the use of the registration statement upon the occurrence of certain specified events. Such securities and the associated registration rights may be transferred by any holder.

In the event that we fail to keep a continuously effective resale shelf registration statement and an acceleration of the senior secured term loan facility following an occurrence and continuation of an event of default under such facility occurs, we are required to pay certain specified damages to the holders of the securities required to be registered. The registration rights agreement provides that the selling shareholders and we will indemnify each other and their and our respective directors, officers, agents, employees and controlling persons against specific liabilities in connection with the offer and sale of the ADSs, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. In addition, Repsol YPF and Petersen Energía PTY Ltd., the parent holding company of Petersen Energía, S.A., have agreed in a separate agreement to indemnify us against certain specific losses resulting from our agreement to indemnify the selling shareholders and their directors, officers and controlling persons pursuant to the registration rights agreement (excluding losses resulting from a final judgment determining the existence of a material misstatement or omission of fact contained in our resale shelf registration statement or a prospectus included therein, or a settlement based on such claims). Repsol YPF or Petersen Energía S.A. will pay all of our expenses incidental to the registration, offering and sale of the ADSs to the public (subject to the caps and limitations set forth in the registration rights agreement), and each selling shareholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

We have also entered into a separate registration rights agreement with respect to the Option Shares, with terms and conditions that are substantially similar to those contained in the registration rights agreement entered into with respect to the ADSs sold in the Petersen Transaction.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The following is a summary of certain provisions of the amended and restated deposit agreement among us, The Bank of New York Mellon, as depositary (the “Depositary”), and holders from time to time of our American Depositary Receipts (the “Deposit Agreement”), under which the American Depositary Receipts (“ADRs”) evidencing the ADSs are to be issued.

This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement, a copy of which has been filed as an exhibit to this registration statement. Directions on how to obtain copies of those documents are provided on “Where You Can Find More Information”. The Depositary’s Corporate Trust Office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the Depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Argentine law governs shareholder rights. The Depositary will be the holder of the shares underlying your ADSs. As an ADS holder, you will have ADS holder rights. The Deposit Agreement sets out ADS holder rights as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADSs.

American Depositary Receipts

ADRs evidencing ADSs will be issuable by the Depositary under the Deposit Agreement. An ADR may evidence any number of ADSs. Each ADS represents one Class D share (or a right to receive one Class D share) deposited under the Deposit Agreement with the custodian, currently The Bank of New York, S.A., in Buenos Aires, or any of its successors (the “Custodian”).

ADRs will be issued under the Deposit Agreement subject to the conditions and other provisions described under “Deposit and Withdrawal of Deposited Securities” below, upon deposit with the Custodian in Buenos Aires of Class D shares (or evidence of rights to receive Class D shares).

The Depositary is required to keep books at its Corporate Trust Office for the registration of ADRs and transfers of ADRs, which at all reasonable times shall be open for inspection by you, as an ADR holder, provided that such inspection shall not be for the purpose of communicating with other holders regarding matters other than our business or a matter related to the Deposit Agreement or the ADRs.

Current ADSs Outstanding

As of November 15, 2010, there were approximately 232.7 million ADSs outstanding and approximately 82 holders of record of ADSs. Such ADSs represented approximately 59.2% of the total number of issued and outstanding Class D shares as of November 15, 2010. Excluding ADSs owned by Repsol YPF, outstanding ADSs represent 16.5% of the total number of outstanding Class D shares.

Deposited Securities

As used in this section, “Deposited Securities” means Class D shares (or evidence of rights to receive Class D shares) held under the Deposit Agreement and any and all other securities, property or cash received at any time by the Depositary or the Custodian with respect to those shares.

Deposit and Withdrawal of Deposited Securities

The Depositary has agreed that upon deposit with the Custodian in Buenos Aires of Class D shares or evidence of rights to receive Class D shares, and subject to the terms of the Deposit Agreement, it will execute and deliver through its Corporate Trust Office to the persons specified by the depositor, ADRs registered in the name or names of such person or persons for the number of ADSs issuable in respect of such deposit, upon payment to the Depositary of the fee for execution and delivery of ADRs, the fee for deposit and transfer of Class D shares and taxes and governmental charges.

Upon surrender of ADRs at the Corporate Trust Office of the Depositary, upon payment of the fees and charges provided in the Deposit Agreement and subject to the provisions of the Deposit Agreement, our by-laws and the Class D shares, you, as an ADR holder, are entitled to delivery of appropriate evidence of title to the Class D shares, at the Corporate Trust Office of the Depositary or at the office of the Custodian in Buenos Aires, and to any other property at the time represented by the surrendered ADRs.

The forwarding of documents of title for such delivery at the Corporate Trust Office of the Depositary in New York City will be at your risk and expense as an ADR holder.

Dividends, Other Distributions, Rights and Changes Affecting Deposited Securities

The Depositary is required, to the extent that in its judgment it can convert Argentine pesos (or any other foreign currency) on a reasonable basis into dollars and transfer the resulting dollars to the United States, to convert all cash dividends and other cash distributions which it receives on the underlying Deposited Securities into dollars, and to distribute the amount it receives, net of any expenses it incurs in connection with conversion, to you, as an ADR holder, in proportion to the number of ADSs representing such Class D shares that you hold. The amount distributed will be reduced by any amounts required to be withheld by us or the Depositary on account of taxes. See “Material Tax Considerations.” The Depositary may convert pesos into dollars by selling pesos and purchasing dollars in the Argentine foreign exchange market or in any other manner that it may determine. If the Depositary determines in its judgment that any foreign currency received by it cannot be converted on a reasonable basis and transferred to the United States, the Depositary may distribute the foreign currency (or an appropriate document evidencing the right to receive that foreign currency) it receives to you, as an ADR holder, or in its discretion may hold such foreign currency uninvested and without liability for interest on it for your account as an ADR holder.

If any distribution by us consists of a dividend in, or free distribution of, Class D shares, the Depositary may, and will if we so request, reflect on its records such increase in the aggregate number of ADSs representing such Class D shares or distribute to you, as an ADR holder, in proportion to your holdings, additional ADRs evidencing an aggregate number of ADSs representing the number of Class D shares received as such dividend or free distribution, subject to the provisions of the Deposit Agreement, including the withholding of taxes and governmental charges and the payment of fees. If additional ADRs are not distributed in the case of such dividend or free distribution, each ADR will from that point forward also represent the additional number of Class D shares distributed with respect to the Class D shares represented by it prior to such distribution.

In the event that the Depositary determines that any distribution in property (including Class D shares or rights to subscribe for Class D shares) cannot be made proportionally, or if for any other reason the Depositary deems such distribution not to be feasible, the Depositary may dispose of all or a portion of such property in such amounts and in such manner, including by public or private sale, as the Depositary deems equitable and practicable, and the Depositary will distribute the net proceeds of any such sale, after deduction of the fees of the Depositary provided in the Deposit Agreement, to you, as an ADR holder, as in the case of a distribution received in cash.

In the event that the Depositary determines that any distribution in property (including Class D shares or rights to subscribe for Class D shares) is subject to any tax or other governmental charge which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property in such amounts and in such manner as the Depositary deems necessary and practicable to pay any such taxes or charges, and the Depositary will distribute the net proceeds of any such sale after deduction of such taxes or charges to you, as an ADR holder, in proportion to your holdings, and the Depositary will distribute any unsold balance of such property in accordance with the provisions of the Deposit Agreement.

If we offer, or cause to be offered, to you, as an ADR holder, any rights to subscribe for additional Class D shares or any rights of any other nature, the Depositary, after consultation with us, will have discretion as to the procedure to be followed in making such rights available to you or in disposing of such rights for your benefit, or if by the terms of such rights offering or for any other reason, the Depositary may not make the rights or net proceeds following the sale of rights available to you, then the Depositary will allow the rights to lapse. If at the time of the offering of any rights the Depositary determines in its discretion, after consultation with us, that it is lawful and feasible to make such rights available to all or certain ADR holders but not to other holders, the Depositary may, after consultation with us, distribute such rights to any holder to whom it determines the distribution to be lawful and feasible. If the Depositary determines in its discretion, after consultation with us, that it is not lawful and feasible to make such rights available to all or certain ADR holders, the Depositary may sell such rights, or warrants or other instruments and may allocate the net proceeds of such sales (net of the fees of the Depositary and all taxes and governmental charges payable in connection with such rights) for your account, as an ADR holder, upon an averaged or other practicable basis without regard to any distinctions among ADR holders because of exchange restrictions, the date of delivery of any ADR or otherwise.

We and the Depositary will not offer rights to you, as an ADR holder, unless a registration statement is in effect with respect to the securities represented by such rights under the Securities Act or the offer and sale of such rights or securities to you are exempt from registration under the provisions of such act. The Depositary is not responsible for any failure to determine that it may be lawful or feasible to make a distribution available to you. We have no obligation to register Class D shares, ADSs, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of Class D shares, ADSs, rights or anything else to you. This means that you may not receive the distributions we make on our Class D shares or any value for them if it is illegal or impractical for us or the Depositary to make them available to you.

Record Dates

Whenever any cash dividend or other cash distribution becomes payable or any distribution other than cash is made, whenever rights are issued with respect to the Deposited Securities, whenever for any reason the Depositary causes a change in the number of Class D shares represented by each ADS, or whenever the Depositary receives notice of any meeting of holders of our Class D shares or of holders of other securities represented by the ADRs, the Depositary will fix a record date, which date will, to the extent practicable, be the same record date fixed by us for the determination of ADR holders who are entitled to receive such dividend, distribution or rights or the net proceeds of the sale thereof or entitled to give instructions for the exercise of voting rights at any such meeting, or the record date fixed by us on or after which each ADS will represent a changed number of Class D shares, subject to the provisions of the Deposit Agreement.

Voting of the Underlying Class D Shares

The Depositary has agreed that, as soon as practicable after receipt of a notice of any meeting of our shareholders, it will mail a notice to you, as an ADR holder, which will contain (a) a summary in English of the notice of such meeting, (b) a statement that at the close of business on a specified record date, you, as an ADR holder, will be entitled, subject to any applicable provisions of Argentine law, our by-laws and the Class D shares, to instruct the Depositary to exercise the voting rights, if any, pertaining to the Class D shares represented by your ADSs and (c) a statement as to the manner in which such instructions may be given to the Depositary.

The Depositary intends so far as practicable to vote or cause to be voted the amount of Class D shares represented by the ADSs in accordance with your written instructions. For instructions to be valid, they must reach the Depositary by a date set by the Depositary. Otherwise, you will not be able to exercise your right to vote unless you withdraw the underlying shares. However, you may not know about the meeting enough in advance to withdraw such shares. If no instructions are received, the Depositary will vote Class D shares in accordance with the recommendations of our management, unless prohibited from doing so by applicable Argentine law. In addition, the Depositary will deposit all Class D shares evidenced by ADSs for purposes of establishing a quorum at meetings of shareholders, whether or not voting instructions with respect to such shares have been received.

Amendment and Termination of the Deposit Agreement

The ADRs and the Deposit Agreement may at any time and from time to time be amended by written agreement between the us and the Depositary. Any amendment which imposes or increases any fees or charges (other than taxes and governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which otherwise prejudices any substantial existing right of yours as an ADR holder, will not take effect as to outstanding ADRs until the expiration of 30 days after notice of such amendment has been given to you. If you are an ADR holder at the time such amendment so becomes effective, you will be deemed, if such notice shall have been mailed to you, by continuing to hold such ADR, to consent to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event may any amendment impair your right as an ADR holder to surrender your ADR and receive in exchange the Class D shares and any property represented thereby, except in accordance with applicable law.

Whenever so directed by us, the Depositary has agreed to terminate the Deposit Agreement by mailing notice of such termination to the holders of all then-outstanding ADRs registered on the books of the Depositary at least 30 days prior to the date fixed in such notice of such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to us and the holders of outstanding ADRs registered on the books of the Depositary, if at any time 90 days after the Depositary shall have delivered to us such notice a successor Depositary shall not have been appointed and accepted its appointment as provided in the Deposit Agreement. If any ADRs remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfer of ADRs, will suspend the distribution of dividends to ADR holders, and will not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary will continue to collect dividends and other distributions pertaining to the Deposited Securities, will sell rights as provided in the Deposit Agreement, and will continue to deliver Deposited Securities, together with any dividends or other distributions received with respect thereto, and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs, after deducting, in each case, fees and expenses of the Depositary for the surrender of ADRs, expenses for the account of the ADR holder in accordance with the provisions of the Deposit Agreement, and taxes and governmental charges. At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities and hold uninvested the net proceeds, together with any other cash then held, unsegregated and without liability for interest, for the pro rata benefit of the holders of ADRs which have not yet been surrendered, with such holders becoming general creditors of the Depositary with respect to such proceeds.

Charges of Depositary

We will pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar in accordance with agreements is writing entered into between us and the Depositary from time to time, except for the charges that are expressly provided in the Deposit Agreement to be at the expense of persons depositing or withdrawing Class D Shares, surrendering ADRs or to whom ADRs are issued, as set forth below.

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

The table below sets forth the fees payable, either directly or indirectly, by a holder of ADSs as of the date of this prospectus.

Persons depositing or withdrawing shares must pay:	For:

U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADRs (including, without limitation, issuance pursuant to a stock dividend or stock split declared by YPF, an exchange of stock or a distribution of rights) and surrender of ADRs

Cancellation of ADSs for the purpose of withdrawal

A fee equivalent to the fee that would be payable if securities distributed to a holder had been shares and the shares had been deposited for issuance of ADSs	Sale, on behalf of the holder, of rights to subscribe for additional shares or any right of any nature distributed by YPF

Transfer fees, as may from time to time be in effect	Transfer and registration of shares on YPF share register to or from the name of the Depositary or its agent when a holder deposits or withdraws shares

Expenses of the Depositary	Cable, telex and facsimile transmission expenses, as provided in the Deposit Agreement Expenses incurred by the Depositary in the conversion of foreign currency(1)

Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary(2)

(1)
Pursuant to the Deposit Agreement, whenever the Depositary shall receive foreign currency, as a cash dividend or other distribution which, in the judgment of the Depositary, can be converted on a reasonable basis into U.S. dollars and transferred to the United States, it will convert such foreign currency into U.S. dollars and transfer the resulting U.S. dollars (after deduction of its customary charges and expenses in effecting such conversion) to the United States.

(2)
You will be responsible for any taxes or other governmental charges payable on your ADSs or on the Deposited Securities represented by any of your ADSs. The Depositary may deduct the amount of any taxes owed from any payments to you. It may also sell Deposited Securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the Depositary sells Deposited Securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

In 2009 and in the nine-month period ended September 30, 2010, the Depositary made no direct or indirect payments to YPF.

Transfer of American Depositary Receipts

The transfer of an ADR is registrable on the books of the Depositary at its Corporate Trust Office by its owner in person or by a duly authorized attorney upon surrender of the ADR properly endorsed for transfer or accompanied by proper instruments of transfer and funds sufficient to pay any applicable transfer taxes and the expenses of the Depositary and upon compliance with the regulations that the Depositary may establish for that purpose, provided however that the Depositary may close the transfer books at our reasonable request or at any time it deems it necessary to perform its duties. As an ADR holder, you will have the right to inspect the transfer books, subject to certain conditions provided in the Deposit Agreement. Prior to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR or the withdrawal of Deposited Securities, the Depositary, the Custodian or the registrar may require payment of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or related registration fee (including any such tax or charge and fee with respect to Class D shares being deposited or withdrawn) and payment of any applicable fees provided in the Deposit Agreement. The Depositary may refuse to deliver ADRs, register the transfer of any ADR or make any distribution of, or related to, Class D shares until it has received such proof of citizenship or residence, exchange control approval, compliance with all applicable laws and regulations or other information as it or we may deem necessary. The delivery, transfer and registration of transfer of ADRs generally may be suspended during any period when the transfer books of the Depositary are closed, or if any such action is deemed necessary or advisable by the Depositary or us at any time or from time to time because of any requirement of law or of any government or governmental body or commission, or under any provision of the Deposit Agreement, or for any other reason, subject to the following sentence. The surrender of outstanding ADRs and the withdrawal of Deposited Securities may not be suspended, subject only to (i) temporary delays caused by closing our transfer books or those of the Depositary for the deposit of Class D shares in connection with voting at a shareholders’ meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the Deposited Securities.

Notices and Reports

On or before the first day on which we give notice, by publication or otherwise, of any meeting of holders of Class D shares or other Deposited Securities, or of any adjourned meeting of such holders, or of the taking of any action in respect of any cash or other distributions or the offering of any rights, the Company shall transmit to the Depositary and the Custodian an English copy of such notice in the form given or to be given to the holders of Class D shares or other Deposited Securities.

The Depositary shall make available for inspection by owners of ADRs at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from us which are both (a) received by the Depositary as the holder of the Deposited Securities, and (b) made generally available to the holders of such Deposited Securities by the Company.

Upon your request, we intend to send to the Depositary for distribution to you, as an ADR holder, annual reports in English containing audited consolidated financial statements, quarterly reports in English containing certain unaudited summary financial information and summaries in English of notices of shareholders’ meetings and other reports and communications that are made generally available by us to holders of Deposited Securities.

Uncertificated American Depositary Shares and the Direct Registration System

ADSs may be certificated securities evidenced by ADRs or uncertificated securities. Except for the provisions of the Deposit Agreement that by their nature do not apply to uncertificated ADSs, all the provisions of the Deposit Agreement apply to uncertificated ADSs as well as to certificated ADSs and to holders of uncertificated ADSs as well as to owners of ADRs. ADSs not evidenced by ADRs will be transferable as uncertificated registered securities under the laws of the State of New York.

The Depositary has a duty to register a transfer in the case of uncertificated ADSs, upon receipt from the owner of an ADS of a proper instruction. The Depositary, upon surrender of an ADR for the purpose of exchanging for uncertificated ADS, shall cancel that ADR and send the owner a statement confirming that the owner is the owner of the same number of uncertificated ADSs that the surrendered ADR evidenced. The Depositary, upon receipt of a proper instruction from the owner of uncertificated ADSs for the purpose of exchanging for certificated ADSs, shall execute and deliver to the owner an ADR evidencing the same number of certificated ADSs.

The Direct Registration System (“DRS”) and Profile Modification System (“Profile”) shall apply to uncertificated ADSs upon acceptance by The Depository Trust Company (the “DTC”). DRS is the system administered by DTC pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the Depositary to the owners entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an owner of ADSs, to direct the Depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the Depositary of prior authorization from the owner to register such transfer. The Depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an owner in requesting a registration of transfer and delivery as described above has the actual authority to act on behalf of the owner (notwithstanding any requirements under the Uniform Commercial Code).

Pre-release of ADSs

The Deposit Agreement permits the Depositary to deliver ADSs before deposit of the underlying Class D shares. This is called a pre-release of the ADSs. The Depositary may also deliver Class D shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying Class D shares are delivered to the Depositary. The Depositary may receive ADSs instead of shares to close out a pre-release. The Depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the Depositary in writing that it or its customer owns the Class D shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or United States government securities until such Class D shares are deposited; (3) the Depositary must be able to close out the pre-release on not more than five business days’ notice; and (4) subject to such further indemnities and credit regulations as the Depositary deems appropriate. In addition, the Depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so. We will incur no liability to you, as an ADR holder, as a result of such transactions.

Liability

Neither we nor the Depositary will be liable to you if, by reason of any provision of any present or future law or regulation of the United States, Argentina or any other country, or of any other governmental or regulatory authority or stock exchange, or by reason of any provision, present or future, of the by-laws of YPF, or by reason of any provisions of any securities issued or distributed by us or by reason of any act of God or war or other circumstances beyond our control or the Depositary’s control, we or the Depositary shall be prevented, delayed or forbidden from or be subject to any civil or criminal penalty on account of doing or performing any act or thing which by the terms of the Deposit Agreement it is provided shall be done or performed. Nor shall we or the Depositary incur any liability to any owner or holder of an ADR by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement.

The Deposit Agreement expressly limits our obligations and the obligations of the Depositary, and it limits our liability and the liability of the Depositary. YPF and the Depositary:

•	are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

•
have no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the ADRs, which in its opinion, respectively, may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability shall be furnished as often as may be required; and

•
are not liable for any action or inaction if either relies upon the advice of, or information from, legal counsel, accountants, any person presenting shares for deposit, any holder, or any other person believed to be competent to give such advice or information.

In addition, the Depositary:

•
will not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with any matter arising wholly after the removal or resignation of the Depositary, provided that in connection with the issue out of which such potential liability arises the Depositary performed its obligations without negligence or bad faith while it acted as Depositary; and

•
will not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or nonaction is in good faith.

MATERIAL TAX CONSIDERATIONS

The following summary contains a description of the material Argentine and U.S. federal income tax consequences of the acquisition, ownership and disposition of Class D shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Class D shares or ADSs. The summary is based upon the tax laws of Argentina and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers of Class D shares or ADSs should consult their own tax advisers as to the tax consequences of the acquisition, ownership and disposition of Class D shares or ADSs.

Although there is at present no income tax treaty between Argentina and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Class D shares or ADSs.

Argentine Tax Considerations

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class D shares or ADSs.

Dividends tax

Dividends paid on our Class D shares or ADSs, whether in cash, property or other equity securities, are not subject to income tax withholding, except for dividends paid in excess of our taxable accumulated income for the previous fiscal period, which are subject to withholding at a rate of 35% in respect of such excess. This is a final tax and it is not applicable if dividends are paid in shares (acciones liberadas) rather than in cash.

Capital gains tax

Capital gains recognized by non-resident individuals or entities from the sale, exchange or other disposition of our ADSs or Class D shares are not subject to Argentine income tax.

Personal assets tax

Argentine individuals and undivided estates, foreign individuals and undivided estates, and foreign entities, are responsible for the personal assets tax of 0.5% of the value of any shares or ADSs issued by Argentine entities, held as of December 31 of each year. The tax is levied on Argentine issuers of such shares or ADSs, such as us, (which must pay this tax in substitution of the relevant shareholders) and is based on the equity value (valor patrimonial proporcional), or the book value, of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, we are entitled and expect to seek reimbursement of such paid tax from the applicable shareholders, including by withholding, foreclosing on the shares, or by withholding dividends.

Tax on debits and credits in bank accounts

Tax on debits and credits in bank accounts is levied, with certain exceptions, for debits and credits on checking accounts maintained at financial institutions located in Argentina and other transactions that are used as a substitute for the use of checking accounts. The general tax rate is 0.6% for each debit and credit, although in certain cases a decreased rate may apply. The account holder may use up to 34% of the tax paid in respect of credits, as a credit against other federal taxes.

Value added tax

The sale, exchange or other disposition of our Class D shares or ADSs and the distribution of dividends are exempt from the value added tax.

Transfer taxes

The sale, exchange or other disposition of our Class D shares or ADSs is not subject to transfer taxes.

Stamp taxes

Stamp taxes may apply in certain Argentine provinces if transfer of our Class D shares or ADSs is performed or executed in such jurisdictions by means of written agreements. Transfer of our Class D shares or ADSs is exempt from stamp tax in the City of Buenos Aires.

Other taxes

There are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class D shares or ADSs. In addition, neither the minimum presumed income tax nor any local gross turnover tax is applicable to the ownership, transfer or disposition of our Class D shares or ADSs.

In the case of litigation regarding the Class D shares or ADSs before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

Tax treaties

Argentina has tax treaties for the avoidance of double taxation currently in force with Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland and the United Kingdom. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Class D shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties.

United States Federal Income Tax Considerations

In the opinion of Davis Polk & Wardwell LLP, the following are the material U.S. federal income tax consequences of purchasing, owning and disposing of our Class D shares or ADSs. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities.

This discussion applies only if you are a U.S. Holder (as defined below) and you hold our Class D shares or ADSs as capital assets for tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•
persons holding Class D shares or ADSs as part of a hedge, “straddle,” wash sale, conversion transaction, integrated transaction or similar transaction or persons entering into a constructive sale with respect to the Class D shares or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	persons who acquired our Class D shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons holding Class D shares or ADSs in connection with a trade or business conducted outside of the United States;

•	tax-exempt entities, including “Individual retirement accounts” or “Roth IRAs”; or

•	persons holding Class D shares or ADSs that own or are deemed to own ten percent or more of our voting stock.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Class D shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding Class D shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the Class D shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

You are a “U.S. Holder” if you are a beneficial owner of Class D shares or ADSs and are, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you own ADSs, you will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary, or intermediaries in the chain of ownership between U.S. Holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Argentine taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

Please consult your own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of Class D shares or ADSs in your particular circumstances.

This discussion assumes that YPF is not, and will not become, a passive foreign investment company, as described below.

Taxation of distributions

Distributions paid on Class D shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because YPF does not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations (including a minimum holding period requirement) and the discussion above regarding concerns expressed by the U.S. Treasury, certain dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 are taxable at a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States. You should consult your own tax advisers to determine whether the favorable rate may apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld by us in respect of Argentine taxes. The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Dividends paid in Argentine pesos will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your, or in the case of ADSs, the Depositary’s, receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt.  Foreign currency gain or loss that you recognize will generally be treated as U.S. source ordinary income.

Subject to applicable limitations (including a minimum holding period requirement) that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine income taxes withheld from dividends on Class D shares or ADSs will be creditable against your U.S. federal income tax liability.  Amounts paid on account of the Argentine personal assets tax will not be eligible for credit against your U.S. federal income tax liability.  You should consult your tax adviser to determine the tax consequences applicable to you as a result of the payment of the Argentine personal assets tax or the withholding of the amount of such tax from distributions, including whether such amounts are includible in income or are deductible for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisers regarding the availability of the foreign tax credit under your particular circumstances.

Sale or other disposition of Class D shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of Class D shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the Class D shares or ADSs for more than one year. The amount of your gain or loss will equal the difference between the amount realized on the disposition and your tax basis in the Class D shares or ADSs disposed of. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive foreign investment company rules

YPF believes that it will not be considered a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year of 2010, and does not expect to be considered one in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among other things, less than 25 percent owned equity investments) from time to time, there can be no assurance that YPF will not be considered a PFIC for any taxable year. If YPF were treated as a PFIC for any taxable year during which you held a Class D share or ADS, certain adverse consequences could apply to you.

If YPF is treated as a PFIC for any taxable year during which you hold a Class D share or ADS, any gain you recognize on a sale or other disposition of the Class D share or ADS would be allocated ratably over your holding period for the Class D share or ADS. The amounts allocated to the taxable year of the disposition and to any year before YPF became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability. Further, the portion of any distribution in respect of ADSs or ordinary shares that is in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation in the same manner as gains.  Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the Class D shares or ADSs.  U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if YPF were to be treated as a PFIC in a taxable year in which it pays dividends or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate holders would not apply.

Recently enacted legislation creates an additional annual filing requirement for U.S. Holders of a PFIC.  The legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the U.S. Treasury authority to decide what information must be included in such annual filing.  If we are a PFIC for a given taxable year, then you should consult your tax adviser concerning your annual filing requirements.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) you are an exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

New reporting requirements

For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution).  U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of Class D shares or ADSs.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of common shares.  Prospective purchasers should consult their tax advisers concerning the tax consequences of their particular situations.

PLAN OF DISTRIBUTION

The selling shareholders may, from time to time, sell up to 58,996,919 Class D shares, including in the form of ADSs, in the United States and other countries outside Argentina in private transactions or on any stock exchange, market or trading facility on which the Class D shares, including in the form of ADSs, are traded. These sales may be at fixed public offering prices, which may be changed, or at negotiated prices. The selling shareholders may sell Class D shares, including in the form of ADSs:

•	through underwriters, dealers or agents;

•	directly to a limited number of purchasers or to a single purchaser;

•	in ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

•
in block trades in which a broker-dealer will attempt to sell the Class D shares, including in the form of ADSs, as agent but may purchase and resell a portion of the block as principal to facilitate the transaction;

•	in privately negotiated transactions;

•	at market prices prevailing at the time of sale or at prices related to prevailing market prices;

•	through broker-dealers who may agree with the selling shareholders to sell a specified number of such Class D shares, including in the form of ADSs, at a stipulated price per share or ADS;

•	through a combination of any such methods of sale; and

•	through any other method permitted pursuant to applicable law.

The selling shareholders have sold and may sell from time to time Class D shares, including in the form of ADSs, under Rule 144 of the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders in amounts to be negotiated.

The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. The aggregate value of the compensation to be received by any participating FINRA member will not be greater than eight percent of the offering proceeds.

The selling shareholders and any broker-dealers or agents that are involved in selling the Class D shares, including in the form of ADSs, may be deemed to be “underwriters” within the meaning of the Securities Act in connection with any sales. If a sale occurs, any commissions received by such broker-dealers or agents and any profit on the resale of the Class D shares, including in the form of ADSs, purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

EXPENSES OF THE OFFERING

We have agreed with Repsol YPF that Repsol YPF will bear all costs, expenses and fees of registration of the Class D shares, including in the form of ADSs, offered by the selling shareholders for resale. In addition, any brokerage commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the Class D shares or ADSs, will be borne by Repsol YPF or by the purchasers of our Class D shares or ADSs. We estimate that the expenses of the offering will be approximately U.S.$407,964.76 in the aggregate. The following table sets for the costs and expenses, other than underwriting discounts and commission, which could be incurred in connection with the sale of the securities registered hereby. All amounts set forth below are estimates other than the U.S. Securities and Exchange Commission registration fee.

Expenses	Amount (in U.S.$)
Securities and Exchange Commission registration fee(1)	167,964.76
Legal fees and expenses	210,000.00
Accountant fees and expenses	30,000.00
Total	407,964.76
________________
(1)	We have offset $121,988.17 of the filing fee due in connection with the filing of this registration statement in accordance with rule 457(p) of the Securities Act.

VALIDITY OF SECURITIES

The validity of the ADSs will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. The validity of the Class D shares and other matters governed by Argentine law will be passed upon for us by Severgnini, Robiola, Grinberg & Larrechea, Buenos Aires, Argentina. Carlos María Tombeur and Arturo F. Alonso Peña, members of Severgnini, Robiola, Grinberg & Larrechea, are members of our Supervisory Committee.

EXPERTS

The Audited Consolidated Financial Statements incorporated in this registration statement by reference to our 2009 Form 20-F and the effectiveness of YPF’s internal control over financial reporting have been audited by Deloitte & Co. S.R.L., an independent registered public accounting firm, as stated in its reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on YPF’s consolidated financial statements and include an explanatory paragraph stating that the accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America, that the information relating to the nature and effect of such differences is presented in Notes 13, 14, and 15 to YPF’s Audited Consolidated Financial Statements, and (2) express an unqualified opinion on the effectiveness of YPF’s internal control over financial reporting as of December 31, 2009), and have been so incorporated in reliance upon the reports of such firm given upon its authority as expert in accounting and auditing.

During the years ended December 31, 2008 and 2009 and through the date of this prospectus, the principal independent accountant engaged to audit our financial statements, Deloitte & Co S.R.L., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

The offices of Deloitte & Co. S.R.L. are located at Florida 234, 5th floor, Ciudad Autónoma de Buenos Aires, Argentina.

Certain oil and gas reserve data incorporated herein by reference from the 2009 Form 20-F was reviewed by Gaffney, Cline & Associates Inc. as indicated therein, in reliance upon the authority of such firm as experts in estimating proved oil and gas reserves.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

We are incorporated under the laws of Argentina. Substantially all of our assets are located outside the United States. The majority of our directors and all our officers and certain advisors named herein reside in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them in United States courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been advised by our Argentine counsel, Severgnini, Robiola, Grinberg & Larrechea, that a substantial portion of our assets located in Argentina could not be subject to attachment or foreclosure if a court were to find that such properties are necessary to the provision of an essential public service, unless the Argentine government otherwise approves the release of such property. In accordance with Argentine law, as interpreted by the Argentine courts, assets which are necessary to the provision of an essential public service may not be attached, whether preliminarily or in aid of execution.

Our Argentine counsel has also advised us that judgments of United States courts for civil liabilities based upon the federal securities laws of the United States may be enforced in Argentina, provided that the requirements of Article 517 of the Federal Civil and Commercial Procedure Code (if enforcement is sought before federal courts) are met as follows: (i) the judgment, which must be final in the jurisdiction where rendered, was issued by a court competent in accordance with the Argentine principles regarding international jurisdiction and resulted from a personal action, or an in rem action with respect to personal property if such was transferred to Argentine territory during or after the prosecution of the foreign action, (ii) the defendant against whom enforcement of the judgment is sought was personally served with the summons and, in accordance with due process of law, was given an opportunity to defend against foreign action, (iii) the judgment must be valid in the jurisdiction where rendered and meet authenticity requirements established in accordance with the requirements of Argentine law, (iv) the judgment does not violate the principles of public policy of Argentine law, and (v) the judgment is not contrary to a prior or simultaneous judgment of an Argentine court.

Subject to compliance with Article 517 of the Federal Civil and Commercial Procedure Code described above, a judgment against us, any Argentine selling shareholder or the persons described above obtained outside Argentina would be enforceable in Argentina without reconsideration of the merits.

In addition, our Argentine counsel, Severgnini, Robiola, Grinberg & Larrechea, has informed us that there is doubt as to the enforceability of liabilities based solely on federal securities laws of the United States in actions initiated in Argentina.

We have been further advised by our Argentine counsel that the ability of a judgment creditor or the other persons named above to satisfy a judgment by attaching certain assets of ours or any of the selling shareholders, respectively, is limited by provisions of Argentine law.

A plaintiff (whether Argentine or non-Argentine) residing outside Argentina during the course of litigation in Argentina must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Argentina that could secure such payment. The bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorney fees, as determined by the Argentine judge. This requirement does not apply to the enforcement of foreign judgments.

Repsol YPF is a limited liability company (sociedad anónima) organized under the laws of the Kingdom of Spain. All of the directors and executive officers of Repsol YPF are not residents of the United States. Such persons and a substantial portion of Repsol YPF’s assets are located outside the United States. As a result, it may be difficult for you to file a lawsuit against either Repsol YPF or such persons in the United States with respect to matters arising under the federal securities laws of the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts against either Repsol YPF or such persons based on the civil liability provisions of such laws. Provided that United States case law does not prevent the enforcement in the U.S. of Spanish judgments (as in such case, judgments obtained in the U.S. shall not be enforced in Spain), if a U.S. court grants a final judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of such judgment in Spain will be subject to satisfaction of certain factors. Such factors include the absence of a conflicting judgment by a Spanish court or of an action pending in Spain among the same parties and arising from the same facts and circumstances, the Spanish courts’ determination that the U.S. courts had jurisdiction, that process was appropriately served on the defendant, the regularity of the proceeding followed before the U.S. courts, the authenticity of the judgment and that enforcement would not violate Spanish public policy. In general, the enforceability in Spain of final judgments of U.S. courts does not require retrial in Spain. If an action is commenced before Spanish courts with respect to liabilities based on the U.S. federal securities laws, there is a doubt as to whether Spanish courts would have jurisdiction. Spanish courts may enter and enforce judgments in foreign currencies.

Abbreviations:

“bbl”	Barrels.

“bcf”	Billion cubic feet.

“boe”	Barrels of oil equivalent.

“boe/d”	Barrels of oil equivalent per day.

“km”	Kilometers.

“liquids”	Crude oil, condensate and natural gas liquids.

“LPG”	Liquefied petroleum gas.

“m”	Thousand.

“mbbl/d”	Thousand barrels per day.

“mcf”	Thousand cubic feet.

“mcm”	Thousand cubic meters.

“mboe/d”	Thousand barrels of oil equivalent per day.

“mm”	Million.

“mmbbl”	Million barrels.

“mmboe”	Million barrels of oil equivalent.

“mmBtu”	Million British thermal units.

“mmcf”	Million cubic feet.

“mmcf/d”	Million cubic feet per day.

“NGL”	Natural gas liquids.

“WTI”	West Texas Intermediate.

Shares of Class D Common Stock
(including in the form of American depositary shares)

YPF Sociedad Anónima